Filed pursuant to Rule 424(b)(1)

Registration No. 333-171748

PROSPECTUS

2,405,420 SHARES OF COMMON STOCK

This prospectus relates to the public offering of shares of our common stock, par value $0.01 per share, by Dutchess Opportunity Fund, II, LP, the selling stockholder. The selling stockholder may sell under this prospectus up to 2,405,420 shares of our common stock.  We issued 82,508 shares of our common stock to the selling stockholder as a commitment fee and may from time to time issue all or a portion of the $5 million worth of additional shares to the selling stockholder at 95% of a recent average market price at the time of such issuance determined in accordance with the terms of an Investment Agreement dated as of January 18, 2011, by and between Advanced Life Sciences Holdings, Inc. and Dutchess Opportunity Fund, II, LP., and 2,322,912 of such additional shares may be sold by the selling stockholder under this prospectus.  The selling stockholder may sell shares from time to time in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions.  None of the proceeds from the sale of stock by the selling stockholder will be placed in escrow, trust or any similar account.

For additional information on the methods of sale that may be used by the selling stockholder, see the section entitled “Plan of Distribution” on page 66. We will not receive any of the proceeds from the sale of these shares. However, we will receive proceeds from the selling stockholder from the initial sale to such stockholder of these shares. We have and will continue to bear the costs relating to the registration of these shares.

Our common stock is quoted on the OTC Bulletin Board.  Until April 26, 2011, our common stock will be quoted under the symbol “ADLSD.OB” to reflect the reverse stock split that became effective on March 28, 2011.  After April 26, 2011, our common stock will be quoted under the symbol “ADLS.OB.”  On April 5, 2011 the last reported sale price of our common stock on the OTC Bulletin Board was $0.24 per share. The shares of common stock registered hereunder are being offered for sale by the selling stockholder at prices established on the OTC Bulletin Board or other principal trading market for our common stock during the term of this offering.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS, INCLUDING THOSE SET FORTH IN THE “RISK FACTORS” SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 7. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

With the exception of Dutchess Opportunity Fund, II, LP, which is an “underwriter” within the meaning of the Securities Act of 1933, as amended, no other underwriter or person has been engaged to facilitate the sale of shares of our stock in this offering.  The Securities and Exchange Commission may take the view that, under certain circumstances, any broker-dealers or agents that participate with the selling stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passes upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 20, 2011.

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements. References in this prospectus to “we,” “our” and “us” refer to Advanced Life Sciences Holdings, Inc. and its subsidiary, Advanced Life Sciences, Inc., except as otherwise indicated or as the context otherwise requires.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, oncology and respiratory disease. Using our internal discovery capabilities and our network of pharmaceutical and academic partners, we have assembled a promising pipeline of clinical and preclinical product candidates. The following is a summary of each of our primary programs:

•                  Infectious Disease—Respiratory Tract Infections. We have an exclusive worldwide license (excluding Japan) from Abbott Laboratories to develop and commercialize cethromycin (Restanza™), a second generation, once-a-day antibiotic for the treatment of respiratory tract infections. In December 2005, we initiated our pivotal Phase III clinical program for the treatment of mild-to-moderate community acquired bacterial pneumonia (“CABP”), the indication for which we are seeking Food and Drug Administration (“FDA”).  We successfully completed these two pivotal Phase III clinical trials in 2007.  In September 2008, we submitted a New Drug Application (“NDA”) for the use of cethromycin in outpatient CABP.  In July 2009, we received a complete response letter from the FDA, stating that the cethromycin NDA could not be approved in its current form and that, to gain approval, additional clinical data would be required to demonstrate efficacy with defined statistical methodology.  In August 2010, we reached an agreement with the FDA under the Special Protocol Assessment (“SPA”) process on the design of our planned Phase III study of cethromycin to treat CABP.

•                  Infectious Disease—Biodefense. Along with our clinical work in the treatment of CABP, we are collaborating with several groups within the U.S. Government to evaluate cethromycin’s potential in protecting against high-priority bioterror agents. The FDA has granted cethromycin an Orphan Drug Designation for the prophylactic treatment of inhalation anthrax, plague and tularemia.  In March 2010, we announced that we received notice from the Biomedical Advanced Research and Development Authority (“BARDA”) of the U.S. Department of Health and Human Services that it has completed its initial technical evaluation of our funding proposal for advanced development of cethromycin as a biodefense countermeasure and identified it as a scientifically and technically sound proposal important to program goals and objectives that may require further development and may be recommended for acceptance subject to funds availability.

•                  Oncology. ALS-357 is a compound that has shown evidence of anti-tumor activity against malignant melanoma in preclinical studies. We have established an open investigational new drug application for ALS-357 with the FDA.  The ALS-357 program would require a partner to assist in the funding and advancement of this program.

•                  Respiratory Disease. ALS-886 is a novel therapeutic in preclinical development for the treatment of inflammation-related tissue damage, including tissue damage associated with acute respiratory distress syndrome (“ARDS”). We have established an open investigational new drug application for

ALS-886 with the FDA.  The ALS-886 program would require a partner to assist in the funding and advancement of this program.

In addition to these compounds, we have additional product candidates in preclinical development coming from our natural products-based chemistry platform.

We have not received FDA approval for any of our product candidates.  Our revenues to date have consisted solely of management fees, one-time or limited payments associated with our collaborations and government grant awards.  Our cumulative net loss was $140.9 million as of December 31, 2010, and we do not anticipate generating any revenue from the sale of cethromycin in the near term.  If we secure commercial partnerships, milestones received as a result of any of our commercial partnership agreements could be recognized as revenue depending on the underlying nature of the milestones.  Since our inception in 1999, we have financed our operations primarily through public and private equity offerings, loans from our founder, borrowings under our principal credit facility, and proceeds from sales of our common stock under Standby Equity Distribution Agreements.  We will continue to do so until we are able to generate revenues from our product candidates, if ever.

At present, our liabilities are significantly greater than our assets, and there currently exist several payment and other defaults under our principal credit facility.  Due to the default status of our principal credit facility, it is possible, depending on the nature of any actions our lender would take, that we may need to file for bankruptcy.  As a result of our current lack of liquidity and the uncertainty in our ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about our ability to continue as a going concern.  In further recognition of our current financial situation, in January 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the Company.  In addition, in order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization and as a result our ability to continue to fund our operations through the periodic issuance and sale of common stock could be limited in the foreseeable future.

Our Lead Program

In December 2004, Abbott Laboratories granted us an exclusive worldwide license, excluding Japan, to commercialize cethromycin, our most advanced product candidate. Cethromycin is a second generation once-a-day oral antibiotic from the ketolide-class used in the treatment of respiratory tract infections. Over the last decade, the rapid rise in severe and fatal infections caused by antibiotic-resistant bacteria has posed a serious threat to public health. There is a need to discover new antibiotics that are effective against resistant bacteria. As a new class of antibiotics, ketolides have shown activity against penicillin- and macrolide-resistant Gram-positive pathogens. In December 2005, we initiated our pivotal Phase III clinical program for the treatment of mild-to-moderate CABP, which enrolled a total of 1,106 patients and were successfully completed in 2007. Cethromycin reported per protocol clinical cure rates of 94.0% in trial CL05-001 (comparator, Biaxin, was 93.8%) and 91.5% in trial CL06-001 (comparator, Biaxin, was 95.9%).

In September 2008, we submitted a NDA for the use of cethromycin in outpatient CABP. In June 2009, the FDA Anti-Infective Drugs Advisory Committee (“AIDAC”) reviewed the cethromycin NDA and voted that cethromycin demonstrated safety for the outpatient treatment of adults with mild-to-moderate CABP but did not demonstrate efficacy in the treatment of CABP due to release of the new FDA draft guidance for developing treatments for CABP in March 2009, which requires the enrollment of more severe CABP patients for approval in the outpatient CABP indication. In July 2009, we received a complete response letter from the FDA, stating that cethromycin NDA could not be approved in its current form and that, to gain approval, additional clinical data was required to demonstrate efficacy.  In August 2010 we reached an agreement with the FDA, under the SPA process, on the design of our planned Phase III study of cethromycin to treat CABP.  The trial, if and when initiated, will be the first prospectively designed superiority study to be conducted in CABP.

Risk Factors

We face numerous risks and uncertainties that could materially and adversely affect our business, results of operations and financial condition, including the risk that we may not be able to raise sufficient capital to continue our business operations, which could result in our inability to continue as a going concern. We will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all, and we may not have sufficient cash or other funding available to complete our anticipated business activities for the remainder of 2011.  In further recognition of our current financial situation, on January 3, 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the company.  For additional discussion of the risk and uncertainties we face, see “Risk Factors.”

Corporate Information

We were incorporated in Delaware in 2004. Our operating subsidiary, Advanced Life Sciences, Inc., was incorporated in Illinois in 1999. Our principal executive offices are located at 1440 Davey Road, Woodridge, Illinois 60517. Our telephone number is (630) 739-6744. Our web site is http://www.advancedlifesciences.com. Except for the documents referred to under “Where You Can Find More Information” which are specifically incorporated by reference into this prospectus, we do not intend the information found on our web site to be part of this prospectus and our web site may not contain all of the information that is important to you.

“Advancing Discoveries For Health” and the Advanced Life Sciences logo are trademarks of Advanced Life Sciences, Inc.

The Offering

Securities offered by the selling stockholder

Up to 2,405,420 shares: (i) 2,322,912 of which we may sell to the selling stockholder from time to time under the terms of the Investment Agreement, and (ii) 82,508 of which were issued to the selling stockholder as a commitment fee.

Offering Price	To be determined by the prevailing market price for the shares at the time of the sale or negotiated transactions.

Use of Proceeds

We will not receive any proceeds from the sale of shares by the selling stockholder. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholder. However, we may receive up to $5 million in proceeds from the sale of shares of common stock to Dutchess Opportunity Fund, II, LP, (“Dutchess”) pursuant to the Investment Agreement. See “Use of Proceeds.” We anticipate that the net proceeds we receive under the Investment Agreement will be used for working capital and general corporate purposes.

Plan of Distribution	The shares of common stock covered by this prospectus may be sold by the selling stockholder in the manner described under “Plan of Distribution.”

Risk Factors	See “Risk Factors” beginning on page 6 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in shares of our common stock.

OTC Bulletin Board trading symbol	ADLSD.OB until April 26, 2011; ADLS.OB thereafter.

Summary Financial Data

The following selected financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included in this prospectus.

	Years ended December 31,			Period from Inception (January 1, 1999) to December 31,
	2010	2009	2008	2010

Statement of Operations Data

Revenue	$752,853	$2,793,191	$240,830	$6,028,863
Operating expenses
Research and development	2,499,488	4,462,281	15,709	97,542,170
Selling, general and administrative	4,371,071	6,322,849	7,116,549	45,722,856
Impairment charge	2,510,936	—	—	2,510,936
Loss from operations	(8,628,642)	(7,991,939)	(22,585,012)	(139,747,099)
Interest income	(8,360)	(11,561)	(306,846)	(2,968,783)
Interest expense	946,191	1,036,762	525,703	5,131,806
Other (income) expense, net	(244,479)	146,092	—	(98,387)
Gain on disposal	—	—	—	(939,052)
Net other expense	693,352	1,171,293	218,857	1,125,584
Net loss	(9,321,994)	(9,163,232)	(22,803,869)	(140,872,683)
Net loss attributable to the non-controlling interest in subsidiary	—	—	—	—
Net loss attributable to Advanced Life Sciences Holdings, Inc.	(9,321,994)	(9,163,232)	(22,803,869)	(140,872,683)
Less accumulated preferred stock dividends of subsidiary for the period	175,000	175,000	175,000	2,019,792
Net loss available to common shareholders	$(9,496,994)	$(9,338,232)	$(22,978,869)	$(142,892,475)
Basic and diluted loss per common share	$(1.86)	$(4.85)	$(17.63)
Weighted average shares outstanding	5,112,424	1,926,037	1,303,298

	2010	2009	2008

Consolidated Balance Sheet Data:
Cash and cash equivalents	$159,596	$2,841,801	$1,527,108
Total assets	772,593	6,427,771	19,911,542
Long-term debt, less current portion	—	12,000,000	5,915,000
Total liabilities	10,494,615	14,507,818	12,250,568
Deficit accumulated during development stage	(140,872,683)	(131,550,689)	(99,583,588)
Total equity (deficit)	$(9,722,022)	$(8,080,047)	$(12,377,541)

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus, before making a decision to invest in our common stock. If any of the following events occur, our business, financial condition, and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We may not be able to continue as a going concern or fund our existing capital needs.

Our independent registered public accounting firm included an explanatory paragraph in the report on our 2010 financial statements related to the uncertainty in our ability to continue as a going concern. The paragraph stated that due to our current default status on our principal credit facility and our lack of sufficient cash on-hand or other funding available to meet our obligations and sustain our operations, there is substantial doubt about our ability to continue as a going concern. We will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all. We may not have sufficient cash or other funding available to complete our anticipated business activities for the remainder of 2011.  In further recognition of our current financial situation, on January 3, 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the company.  Accordingly, we expect the report of our independent registered public accounting firm to our 2011 financial statements will contain a similar going concern qualification.  In order to address our working capital shortfall we intend to raise additional capital by accessing the capital markets. There can be no assurances that we will be successful in accessing the capital markets on terms acceptable to us, if at all.

In order to provide access to needed capital, we executed an Investment Agreement that allows us to sell shares of our common stock to an accredited investor, Dutchess Opportunity Fund, II, LP (“Dutchess”), subject to certain terms and conditions.   Any shares of our common stock that we sell pursuant to the Investment Agreement will have a dilutive impact on our stockholders. The Investment Agreement terms do not restrict Dutchess’s ability to re-sell the shares we issue to them, and such re-sales could cause the market price of our common stock to decline significantly with advances under the Investment Agreement. To the extent of any such decline, any subsequent advances would require us to issue a greater number of shares of common stock to Dutchess in exchange for each dollar of the advance. Under these circumstances our existing stockholders would experience greater dilution. The sale of our common stock under the Investment Agreement could encourage short sales by third parties, which could contribute to the further decline of our stock price. Through April 5, 2011 we have issued 1,580,120 shares to Dutchess, including 82,508 shares as a commitment fee, and received proceeds of approximately $0.7 million.

In addition, in order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization and as a result our ability to continue to fund our operations through the periodic issuance and sale of common stock could be limited in the foreseeable future.

There can be no assurance that we will be able to obtain adequate capital funding in the future, under the Investment Agreement or otherwise, to continue operations and implement our strategy.  As a result of these uncertainties, there is significant doubt about our ability to continue as a going concern.

Due to the uncured defaults existing under our principal credit facility, our lender can elect to exercise numerous rights and remedies at any time, including the right to accelerate payment of all amounts outstanding, and we may be compelled to file for bankruptcy.

Under the terms of the agreements governing our principal credit facility, we are obligated to make periodic interest reserve payments.  In February 2011, we received a letter from our lender informing us of a default in the amount and timing of our interest reserve payments and demanding immediate payment.  Our lender noted in its letter that it was reserving the right to exercise all rights and remedies under the loan agreements if we failed to meet its demand.  Remedies available under the loan agreements include, among other things, the right to accelerate payment of all amounts outstanding under our principal credit facility.  In response to this letter, we made our February 2011 interest payment to remain current with our interest payment obligation, however, we did not fully comply with all of our obligations under the loan agreements.  In addition, the loan agreements provide that if we made aggregate reserve payments in the amount of $486,000 between January 11 and April 1, 2011, $2.1 million in principal payments due on April 1, 2011 would be deferred until January 1, 2011.  Because we did not make any interest reserve payments during this period, and no principal payments prior to the April 1, 2011 deadline, there currently exists a payment default under our principal loan facility.  We continue to meet with our lender to engage in a dialogue to develop a constructive and workable solution to the payment and other defaults existing under our loan agreements in light of our current liquidity situation.  There can be no guaranty that a mutually acceptable solution with our lenders can be reached, that our lenders will not elect to accelerate our loan at any time, or that we will not be compelled to file for bankruptcy.

We are a development stage company and may never attain product sales.

We have not received approval for any of our product candidates from the FDA. Any compounds that we discover or in-license will require extensive and costly development, preclinical testing and/or clinical trials prior to seeking regulatory approval for commercial sales. Our most advanced product candidate, cethromycin, and any other compounds we discover, develop or in-license, may never be approved for commercial sale. The time required to attain product sales and profitability is lengthy and highly uncertain, and we cannot assure you that we will be able to achieve or maintain product sales. We expect our net operating losses to continue for at least several years, and we are unable to predict the extent of future losses or when we will become profitable, if ever.

We have incurred significant net losses since our formation in 1999. For the fiscal years ended December 31, 2009 and December 31, 2010, our net losses were $9.2 million and $9.3 million, respectively, our total accumulated deficits were $131.6 million and $140.9 million, respectively, and our cash flows from operating activities were $(6.4 million) and $(11.9 million), respectively. Our net losses are due in large part to the significant research and development costs required to identify, validate and license potential product candidates, conduct preclinical studies and conduct clinical trials of our more advanced product candidates. To date, we have generated only limited revenues, consisting of management fees, one-time or limited payments associated with our collaborations and government grant awards, and we do not anticipate generating any significant revenues in the near term, if ever. Our operating expenses will significantly increase over the next several years if we are successful in raising capital sufficient to fund our business plan, including:

•                  conducting additional Phase III clinical trials and prepare for the commercial launch of cethromycin;

•                  continuing the preclinical development and commence the clinical development of our other product candidates, such as ALS-357 and ALS-886;

•                  expanding our research and development activities;

•                  acquiring or in-licensing new technologies and product candidates; and

•                  increasing our required corporate infrastructure and overhead.

As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our research and product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We will require additional funding to satisfy our future capital needs, and future financing strategies may further dilute or otherwise adversely affect holders of our common stock.

Our operations will require significant additional funding due to the absence of any meaningful revenues in the near future. We do not know whether additional financing will be available to us on favorable terms or at all. At our 2010 annual meeting of stockholders, our stockholders approved a significant increase in the number of shares of common stock that we may issue under our certificate of incorporation and we intend to seek a further significant increase to authorized common stock at our 2011 annual meeting.  Since the time of the 2010 increase in our authorized shares of common stock, we have issued approximately 5.9 million shares of common stock in connection with a registered offering and under prior arrangements similar to the Investment Agreement, principally to fund working capital.  To the extent we are successful in raising additional capital by issuing equity securities, including through the issuance of common stock under the Investment Agreement, our stockholders are likely to experience substantial further dilution. Any additional equity securities we issue may have rights, preferences or privileges senior to those of existing holders of stock. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. There can be no assurance that we will be able to obtain adequate capital funding in the future to continue operations and implement our strategy.  In further recognition of our current financial situation, on January 3, 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the company.   As a result of these uncertainties, there is substantial doubt about our ability to continue as a going concern.

We will not be able to commercialize our drug candidates if our clinical trials do not demonstrate safety and efficacy.

Before obtaining regulatory approval for the sale of our drug candidates, we must conduct extensive development and clinical trials to demonstrate the safety and efficacy of our drug candidates and clinical or animal trials to demonstrate the efficacy of our drug candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome.

A failure of one or more of our clinical trials or animal efficacy studies can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of clinical trials or animal efficacy studies that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including:

•                  regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•                  we may decide, or regulators may require us, to conduct additional clinical trials, or we may abandon projects that we expect to be promising, if our clinical trials or animal efficacy studies produce negative or inconclusive results;

•                  we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

•                  regulators or institutional review boards may require that we hold, suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements;

•                  the cost of our clinical trials could escalate and become cost prohibitive;

•                  any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable;

•                  we may not be successful in recruiting a sufficient number of qualifying subjects for our clinical trials; and

•                  the effects of our drug candidates may not be the desired effects or may include undesirable side effects or the drug candidates may have other unexpected characteristics.

Our business would be materially harmed if we fail to obtain FDA approval of a new drug application for cethromycin.

Our ability to generate any significant product revenues in the near future will depend solely on the successful development and commercialization of cethromycin, our most advanced product candidate. The FDA may not approve in a timely manner, or at all, any NDA that we submit. If any NDA we submit is not approved by the FDA, we will be unable to commercialize that product in the United States and our business will be materially harmed. In June 2010, as part of the testimony for a hearing of the U.S. Congress Committee on Energy and Commerce, Subcommittee on Health, our Chief Executive Officer commented on the challenges that we and other innovator companies have faced in the clinical development and regulatory approval of new antibiotics to improve public health. The FDA can and does reject NDAs, and often requires additional clinical trials, even when product candidates performed well or achieved favorable results in large-scale Phase III clinical trials. The FDA imposes substantial requirements on the introduction of pharmaceutical products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years and may vary substantially based upon the type and complexity of the pharmaceutical product. A number of our product candidates are novel compounds, which may further increase the period of time required for satisfactory testing procedures.

In July 2009, we received a complete response letter from the FDA regarding the NDA for cethromycin for the outpatient treatment of adults with CABP. In its letter, the FDA indicated that they cannot approve the application for cethromycin in its current form and that, to gain approval, additional clinical data is required to demonstrate efficacy.  In August 2010, we reached an agreement with the FDA, under the SPA process, on the design of our planned Phase III study of cethromycin to treat CABP.  The cost to complete the SPA is significant.  In order to advance the CABP program, we are seeking a commercial partner to assist in the funding of the program.

Because we are heavily dependent on our license agreement with Abbott Laboratories and our collaborations with other third parties, our product development programs may be delayed or terminated by factors beyond our control.

In December 2004, we entered into a license agreement with Abbott Laboratories for certain patent applications, patents and proprietary technology relating to cethromycin. We have also entered into a number of license agreements for intellectual property and other rights needed to develop our product candidates that are in earlier stages of development. Our primary collaborators other than Abbott Laboratories include the University of Illinois at Chicago and Baxter International. A description of our agreements with collaborators can be found under the headings “Business—Abbott Laboratories Collaboration” and “Business—Other Collaborations and License Agreements.” Our collaborations generally present additional risks to our business, such as the risk that our collaborators encounter conflicts of interest to their arrangements with us, inadequately defend our intellectual property rights or develop other products that compete with us. Our ability to generate any significant product revenues in the near future will depend solely on the successful commercialization of cethromycin. If for any reason we are unable to realize the expected benefits of our license agreement with Abbott Laboratories, or under any of our other collaborations, then our business and financial condition may be materially harmed.

Our collaborators and third party manufacturers may not be able to manufacture our product candidates, which would prevent us from commercializing our product candidates.

To date, each of our product candidates has been manufactured by our collaborators and third party manufacturers for preclinical and clinical trials. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need third parties to manufacture the product in larger quantities. Due to factors beyond our control, our collaborators and third party manufacturers may not be able to increase their manufacturing capacity for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to increase the manufacturing capacity for a product candidate successfully, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our product candidates require precise, high-quality manufacturing. The failure of our collaborators and third party manufacturers to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may be unable to generate revenues.

We do not currently have product sales and marketing capabilities.  If we receive regulatory approval to commence commercial sales of any of our product candidates, we will have to establish a sales and marketing organization with appropriate technical expertise and distribution capabilities or make arrangements with third parties to perform these services in other jurisdictions. If we receive approval to commercialize cethromycin for the treatment of CABP, we intend to engage additional pharmaceutical or health care companies with existing distribution systems and direct sales organizations to assist us in North America and abroad. We may not be able to negotiate favorable distribution partnering arrangements, if at all, and to the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties and will not be under our control. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, our ability to generate product revenues, and become profitable, would be severely limited.

Our ability to generate any significant revenues in the near-term is dependent entirely on the successful commercialization and market acceptance of cethromycin. Factors that may inhibit our efforts to commercialize cethromycin or other product candidates without strategic partners or licensees include:

•      difficulty recruiting and retaining adequate numbers of effective sales and marketing personnel;

•      the inability of sales personnel to obtain access to, or persuade adequate numbers of, physicians to prescribe our products;

•      the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage against companies with broader product lines; and

•      unforeseen costs associated with creating an independent sales and marketing organization.

Our most advanced product candidate, cethromycin, will face significant competition in the marketplace if it receives marketing approval from the FDA.

Our pivotal Phase III clinical trials for cethromycin were limited to the treatment of mild-to-moderate CABP. We also intend to pursue opportunities for cethromycin in the treatment of other types of bacterial infections. There are several classes of antibiotics that are primary competitors for the treatment of one or more of these indications, including:

•      macrolides such as Biaxin® (clarithromycin), a product of Abbott Laboratories; and Zithromax® (azithromycin), a product of Pfizer Inc.;

•      one other ketolide antibiotic, Ketek® (telithromycin), a product of Aventis Pharmaceuticals;

•      semi-synthetic penicillins such as Augmentin® (amoxicillin and clavulanate potassium), a product of GlaxoSmithKline;

•      fluoroquinolones such as Levaquin® (levofloxacin), a product of Ortho-McNeil Pharmaceutical, Inc.; Tequin® (gatifloxacin), a product of Bristol-Myers Squibb Company; FACTIVE® (gemifloxacin mesylate) tablets, a product of Oscient Pharmaceuticals; and Cipro® (ciprofloxacin) and Avelox® (moxifloxacin), both products of Bayer Corporation;

•      tetracyclines such as Tygacil® (tigecycline), a product of Pfizer to treat in-patient CABP; and

•      an oxazolidinone, Zyvox® (linezolid), a product of Pfizer, to treat nosocomial pneumonia.

Cethromycin may show evidence of side effects that could diminish its prospects for commercialization and wide market acceptance. If cethromycin is approved by the FDA, it will not be the first ketolide antibiotic introduced to the marketplace. Ketek® has been available for sale in Europe since 2002 and in the United States since August 2004. There are additional ketolide product candidates in preclinical development or in clinical development. If ultimately approved by the FDA, these product candidates may have improved efficacy, ease of administration or more favorable side effect profiles when compared to cethromycin. The availability of additional ketolide antibiotics may have an adverse affect on our ability to generate product revenues and achieve profitability.

Our inability to expand cethromycin into other indications would harm our ability to generate additional revenues in the future.

Abbott Laboratories conducted four pivotal Phase III comparator trials for cethromycin in treating bronchitis and pharyngitis at a dosing level of 150 mg once-daily. Each of these trials failed to establish non-inferiority against comparator antibiotics. While we believe that the negative outcomes of the Abbott Laboratories comparator trials were related to dosing levels, we may be incorrect. The failure to meet primary endpoints in the Abbott Laboratories trials may not have been dose related, but rather a result of the compound’s lack of sufficient clinical efficacy. Clinical trials using a 300 mg once-daily regimen are also likely to increase the occurrence of adverse side effects. Even if we receive FDA approval to market cethromycin for the treatment of CABP, our failure to expand cethromycin into other indications would harm our ability to generate additional revenues in the future.

The availability of generic equivalents may adversely affect our ability to generate product revenues from cethromycin.

Many generic antibiotics are currently prescribed to treat respiratory tract infections. As competitive products lose patent protection, makers of generic drugs will likely begin to market additional competing products. Companies that produce generic equivalents are generally able to offer their products at lower prices. Ketek® may lose patent protection as early as 2015, which would enable generic drug manufacturers to sell generic ketolide antibiotics at a lower cost than cethromycin. Generic equivalents of Biaxin® and Zithromax®, two macrolide antibiotic products, are currently available. Cethromycin, if approved for commercial sale, may be at a competitive disadvantage because of its higher cost relative to generic products. This may have an adverse effect on our ability to generate product revenues from cethromycin.

Even if we successfully develop and obtain approval for cethromycin or any of our other product candidates, our business will not be profitable if those products do not achieve and maintain market acceptance.

Even if any of our product candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals, patients and third-party payors, and our resulting profitability and growth, will depend on a number of factors, including:

•      our ability to provide acceptable evidence of safety and efficacy;

•      relative convenience and ease of administration;

•      the prevalence and severity of any adverse side effects;

•      the availability of alternative treatments;

•      the details of FDA labeling requirements, including the scope of approved indications and any safety warnings;

•      pricing and cost effectiveness;

•      the effectiveness of our or our collaborators’ sales and marketing strategy;

•      our ability to obtain sufficient third-party insurance coverage or reimbursement; and

•      our ability to have the product listed on insurance company formularies.

If any of our product candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are received more favorably or are more cost effective. Complications may also arise, such as antibiotic or viral resistance, that render our products obsolete. We rely on the favorable resistance profile of cethromycin observed to be a potential competitive distinction from currently marketed compounds. Even if we receive FDA approval to market cethromycin, resistance may emerge that will substantially harm our ability to generate revenues from its sale.

We are initially seeking FDA approval for cethromycin as a seven-day treatment regimen. There are currently a number of antibiotic products that are marketed as five-day therapies. In the event that the marketplace considers this to be a significant competitive distinction, it is uncertain whether we will be able to make cethromycin available for a lower dosing period. In addition, we expect that cethromycin, if approved for sale, would be used primarily in the outpatient setting.

Because the results of preclinical studies for our preclinical product candidates are not necessarily predictive of future results, our product candidates may not have favorable results in later clinical trials or ultimately receive regulatory approval.

Only one product candidate in our development pipeline, cethromycin, has been tested in clinical trials. Our other product candidates have only been through preclinical studies. Positive results from preclinical studies, particularly in vitro studies, are no assurance that later clinical trials will succeed. Preclinical trials are not designed to establish the clinical efficacy of our preclinical product candidates. We will be required to demonstrate through clinical trials that these product candidates are safe and effective for use before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of failure as product candidates proceed through clinical trials. If our product candidates fail to demonstrate sufficient safety and efficacy in any clinical trial, we would experience potentially significant delays in, or be required to abandon, development of that product candidate. This would adversely affect our ability to generate revenues and may damage our reputation in the industry and in the investment community.

The future clinical testing of our product candidates could be delayed, resulting in increased costs to us and a delay in our ability to generate revenues.

Our product candidates will require preclinical testing and extensive clinical trials prior to submitting a regulatory application for commercial sales. We do not know whether clinical trials will begin on time, if at all. Delays in the commencement of clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to denial of regulatory approval of a product candidate. Each of these results would adversely affect our ability to generate revenues.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•      demonstrating sufficient safety to obtain regulatory approval to commence a clinical trial;

•      reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

•      manufacturing sufficient quantities of a product candidate; and

•      obtaining institutional review board approvals to conduct clinical trials at prospective sites.

In addition, the commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial. If we are unable to enroll a sufficient number of microbiologically evaluable patients, the clinical trials for our product candidates could be delayed until sufficient numbers are achieved.

If we fail to obtain regulatory approvals in other countries for our product candidates under development, we will not be able to generate revenues in such countries.

In order to market our products outside of the United States, we must comply with numerous and varying regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. The risks involved in the non-U.S. regulatory approval process, as well as the consequences for failing to comply with applicable regulatory requirements, generally include the same considerations as in the United States. A description of U.S. regulatory considerations can be found under the section entitled “—Our business would be materially harmed if we fail to obtain FDA approval of a new drug application for cethromycin.”

We will face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

We are a development stage company with 16 employees. Most of our competitors, such as Pfizer, GlaxoSmithKline and Bayer, are large pharmaceutical companies with substantially greater financial, technical and human resources than we have. The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Many of the drugs that we are attempting to discover or develop will compete with existing therapies if we receive marketing approval. Because of their significant resources, our competitors may be able to use discovery technologies and techniques, or partnerships with collaborators, in order to develop competing products that are more effective or less costly than the product candidates we develop. This may render our technology or product candidates obsolete and noncompetitive. Academic institutions, government agencies, and other public and private research organizations may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

As a company, our only experience in conducting Phase III clinical trials is for our cethromycin development program. Our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including certain FDA marketing exclusivity rights that would delay or prevent our ability to market certain products. Any approved drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, might not be able to compete successfully with our competitors’ existing or future products.

Off-label promotion of our products could result in substantial penalties.

If any of our product candidates receive marketing approval, we will only be permitted to promote the product for the uses indicated on the label cleared by the FDA. Our pivotal Phase III clinical trials of cethromycin are for the treatment of CABP, although we believe that cethromycin may have other applications in bronchitis, pharyngitis, sinusitis, inhalation anthrax, plague and tularemia, and skin and skin structure infections. If we request additional label indications for cethromycin or our other product candidates, the FDA may deny those requests outright, require extensive clinical data to support any additional indications or impose limitations on the intended use of any approved products as a condition of approval. U.S. Attorneys’ offices and other regulators, in addition to the FDA, have recently focused substantial attention on off-label promotional activities and have initiated civil and criminal investigations related to such practices. If it is determined by these or other regulators that we have promoted our products for off-label use, we could be subject to fines, legal proceedings, injunctions or other penalties.

If our efforts to obtain rights to new products or product candidates from third parties are not successful, we may not generate product revenues or achieve profitability.

Our long-term ability to earn product revenues depends on our ability to identify, through internal research programs, potential product candidates that may be developed into new pharmaceutical products and/or obtain new products or product candidates through licenses from third parties. If our internal research programs do not generate sufficient product candidates, we will need to obtain rights to new products or product candidates from third parties. We may be unable to obtain suitable products or product candidates from third parties for a number of reasons, including:

•      we may be unable to purchase or license products or product candidates on terms that would allow us to make an appropriate return from resulting products;

•      competitors may be unwilling to assign or license product or product candidate rights to us;

•      we may not have access to the capital necessary to purchase or license products or product candidates; or

•      we may be unable to locate suitable products or product candidates within, or complementary to, our areas of interest.

If we are unable to obtain rights to new products or product candidates from third parties, our ability to generate product revenues and achieve profitability may suffer.

Because our product candidates and development and collaboration efforts depend on our intellectual property rights, adverse events affecting our intellectual property rights will harm our ability to commercialize products.

Our success will depend to a large degree on our own, our licensees’ and our licensors’ ability to obtain and defend patents for each party’s respective technologies and the compounds and other products, if any, resulting from the application of such technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims that will be allowed or maintained, after challenge, in our or other companies’ patents.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•      we were the first to make the inventions covered by each of our pending patent applications;

•      we were the first to file patent applications for these inventions;

•      others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•      any of our pending patent applications will result in issued patents;

•      any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•      we will develop additional proprietary technologies that are patentable; or

•      the patents of others will not have a negative effect on our ability to do business.

We are a party to certain in-license agreements that are important to our business, and we generally do not control the prosecution of in-licensed technology. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology. Moreover, some of our academic institution licensors, research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, some of the technology we have licensed relies on patented inventions developed using U.S. government resources. Under applicable law, the U.S. government has the right to require us to grant a nonexclusive, partially exclusive or exclusive license for such technology to a responsible applicant or applicants, upon terms that are reasonable under the circumstances, if the government determines that such action is necessary.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

We rely on trade secrets to protect our technology, particularly when we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Market acceptance and sales of our product candidates will be severely limited if we cannot arrange for favorable reimbursement policies.

Our ability to commercialize any product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed healthcare in the United States, as well as legislative proposals to reform healthcare, control pharmaceutical prices or reduce government insurance programs, may also result in exclusion of our product candidates from reimbursement programs. Because many generic antibiotics are available for the treatment of respiratory tract infections, our ability to list cethromycin on insurance company formularies will depend on its effectiveness compared to lower-cost products. The cost containment measures that health care payors and providers are instituting, and the effect of any health care reform, could materially and adversely affect our ability to earn revenues from the sales of cethromycin and our other product candidates.

Healthcare law and policy changes, based on recently enacted legislation, may have an adverse effect on us.

Healthcare costs have risen significantly over the past decade. In March 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, the Healthcare Reform Act. This law substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Healthcare Reform Act contains a number of provisions that are expected to impact our business and operations, including provisions governing enrollment in federal healthcare programs, reimbursement and discount programs and fraud and abuse prevention and control, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. We anticipate that if we obtain approval for our product candidates, some of our revenue and the revenue from our collaborators may be derived from U.S. government healthcare programs, including Medicare. Additionally, in 2009, the Department of Defense implemented a program pursuant to the National Defense Authorization Act for Fiscal Year 2008 that requires rebates, based on Federal statutory pricing, from manufacturers of innovator drugs and biologics. Furthermore, beginning in 2011, the Healthcare Reform Act imposes a non-deductible fee treated as an excise tax on pharmaceutical manufacturers or importers who sell “branded prescription drugs,” which includes innovator drugs and biologics (excluding certain orphan drugs, generics and over-the-counter drugs) to U.S. government programs. We expect that the Healthcare Reform Act and other healthcare reform measures that may be adopted in the future could have an adverse effect on our industry generally and our ability to successfully commercialize our product candidates or could limit or eliminate our spending on development projects. In addition to this legislation, there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to keep these costs down while expanding individual healthcare benefits. Certain of these changes could impose limitations on the prices we will be able to charge for any product candidates that are approved or the amounts of reimbursement available for these products from governmental agencies or third-party payors, or may increase the tax obligations on life sciences companies such as ours. While it is too early to predict specifically what effect the Health Reform Act and its implementation or any future legislation or policies will have on our business, we believe that healthcare reform may have an adverse effect on our business and financial condition..

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

We are currently a development stage company with 16 employees. We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization effort. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we are unable to attract and retain qualified scientific, technical and key management personnel, or if any of our key executives, Michael T. Flavin, Ph.D., Ze-Qi Xu, Ph.D., or John L. Flavin, discontinues their employment with us, it may delay our research and development efforts.

We are highly dependent upon the efforts of our senior management team and scientific staff. The loss of the services of one or more members of the senior management team might impede the achievement of our development objectives. In particular, we are highly dependent upon and our business would be significantly harmed if we lost the services of Michael T. Flavin, Ph.D., our founder and Chairman and Chief Executive Officer, Ze-Qi Xu, Ph.D., our Executive Vice President and Chief Scientific Officer, or John L. Flavin, our President and Chief Financial Officer. We do not currently have any key man life insurance policies. We have entered into employment agreements with members of our senior management team, but this does not ensure that we will retain their services for any period of time in the future. Our research and drug discovery programs also depend on our ability to attract and retain highly skilled chemists, biologists and preclinical and clinical personnel. We may not be able to attract or retain qualified scientific personnel in the future due to intense competition among biotechnology and pharmaceutical businesses, particularly in the Chicago area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion.

Our business will expose us to potential product liability risks and there can be no assurance that we will be able to acquire and maintain sufficient insurance to provide adequate coverage against potential liabilities.

Our business will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of our product candidates in clinical trials also exposes us to the possibility of product liability claims and possible adverse publicity. These risks will increase to the extent our product candidates receive regulatory approval and are commercialized. We do not currently have any product liability insurance, although we plan to obtain product liability insurance in connection with future clinical trials of our product candidates. There can be no assurance that we will be able to obtain or maintain any such insurance on acceptable terms. Moreover, our product liability insurance may not provide adequate coverage against potential liabilities. On occasion, juries have awarded large judgments in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash reserves and could cause our stock price to fall significantly.

We face regulation and risks related to hazardous materials and environmental laws, violations of which may subject us to claims for damages or fines that could materially affect our business, cash flows, financial condition and results of operations.

Our research and development activities involve the controlled use of hazardous materials and chemicals. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages or fines that result, and the liability could have a material adverse effect on our business, financial condition and results of operations. We are also subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. If we fail to comply with these laws and regulations or with the conditions attached to our operating licenses, the licenses could be revoked, and we could be subjected to criminal sanctions and substantial liability or be required to suspend or modify our operations. In addition, we may have to incur significant costs to comply with future environmental laws and regulations. We do not currently have a pollution and remediation insurance policy.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures. Our drug discovery and preclinical testing systems are highly technical and proprietary. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Risks Related to Our Common Stock

Our common stock price has been highly volatile, and your investment could suffer a decline in value.

The market price of our common stock has been highly volatile since we completed our initial public offering in August 2005. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

•                  the progress of our cethromycin development program and the timing and results from our other clinical trial programs, including the initiation and completion of Phase I clinical trials for ALS-886 and ALS-357;

•                  the in-licensing or acquisition of additional product candidates;

•                  the loss of licenses or proprietary rights to technologies and products;

•                  FDA or international regulatory actions;

•                  failure of any of our product candidates, if approved, to achieve commercial success;

•                  announcements of new products by our competitors;

•                  market conditions in the pharmaceutical and biotechnology sectors;

•                  litigation or public concern about the safety of our potential products;

•                  comments by securities analysts;

•                  actual and anticipated fluctuations in our quarterly operating results;

•                  deviations in our operating results from the estimates of securities analysts;

•                  substantial additional dilution due to further issuances of significant amounts of common stock to fund our operations;

•                  the exercise of remedies by our lender due to the current default status of our principal credit facility;

•                  further deterioration of our liquidity position or financial condition, including a bankruptcy filing;

•                  rumors relating to us or our competitors;

•                  public concern as to the efficacy or safety of new technologies;

•                  third party reimbursement policies;

•                  developments concerning current or future collaborations, including disputes or termination events and the achievement, timing and accounting treatment of milestone payments; and

•                  the addition or termination of research programs or funding support.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management may be diverted.

There are substantial risks associated with the Investment Agreement with Dutchess Opportunity Fund, II, LP and similar future equity line agreements which could contribute to the decline of our stock price and have a dilutive impact on our existing stockholders.

In order to obtain needed capital, we entered into an Investment Agreement with Dutchess, dated as of January 18, 2011.  The terms of the Investment Agreement are described under “Selling Stockholder.”  The sale of shares of our common stock pursuant to the Investment Agreement and similar future equity line agreements will have a dilutive impact on our stockholders. Dutchess or similar future equity line participants are not restricted in their ability to re-sell the shares we issue to them, and any such re-sales could cause the market price of our common stock to decline. Following any decline in the market price of our common stock, any subsequent advances would require us to issue a greater number of shares of common stock in exchange for each dollar advanced. Under these circumstances our existing stockholders would experience greater dilution. The sale of our common stock under the Investment Agreement and similar future equity line agreements could encourage short sales by third parties, which could contribute to the further decline of our stock price. Through April 5, 2011 we have issued 1,580,120 shares to Dutchess, including 82,508 shares as a commitment fee, and received proceeds of approximately $0.7 million.

Because our common stock is not listed on a securities exchange, you may have difficulty trading our securities and our securities may trade at a lower market price than they otherwise would.

Since being delisted from Nasdaq, trading in our common stock is conducted on the OTC Bulletin Board and in the over-the-counter market in the so-called “pink sheets.” Because of this, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would. In addition, our securities could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. The delisting of our securities from Nasdaq could also have other negative results, including the potential loss of confidence by employees and others, the loss of institutional investor interest and fewer business development and commercial partnership opportunities.

We have a significant number of outstanding warrants, and future sales of the underlying shares could adversely affect the market price of our common stock.

As of April 5, 2011, we had outstanding warrants exercisable for an aggregate of approximately 2.7 million shares of common stock.  Of our total outstanding warrants, warrants representing the right to purchase approximately 2.5 million shares of our common stock at an exercise price of $1.26 per share were sold as part of the public equity offering completed on July 7, 2010 and warrants representing the right to purchase approximately 50 thousand shares of our common stock at an exercise price of $2.02 per share were issued to the placement agent in connection with the public equity offering completed on July 7, 2010.  Additionally, warrants representing the right to purchase approximately 17 thousand shares of our common stock at an exercise price of $1.26 per share were issued to our lender in connection with an amendment to our principal credit facility on September 9, 2010.  The remaining approximately 170 thousand in outstanding warrants have a weighted average exercise price of $64.20 per share.   The holders may sell shares of common stock underlying the warrants in the public markets from time to time, without limitations on the timing, amount or method of sale.  The sale of a significant number of shares of our common stock, or the perception that these sales could occur, could cause the market price of our common stock to decline and impair our ability to raise capital through the issuance of additional equity securities.

Our Chairman and Chief Executive Officer has significant voting control over our company which may delay, prevent or deter corporate actions that may be in the best interest of our stockholders.

As of April 5, 2011, Flavin Ventures, LLC controlled approximately 3.0% of our outstanding common stock. Dr. Michael Flavin, our founder and Chairman and Chief Executive Officer, has effective voting control for all shares of our common stock held by Flavin Ventures. On July 22, 2010, Dr. Flavin was issued 1,587,301 additional shares of common stock in exchange for the cancellation of certain outstanding indebtedness, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Transactions Update.” As a result, as of April 5, 2011, Dr. Flavin beneficially owns approximately 17.8% of our outstanding common stock and will be able to exert significant influence for all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interest of all the stockholders, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or assets and might affect the prevailing market price of our common stock.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management or members of our board of directors.

These provisions include:

•                  a classified board of directors under which approximately one third of the directors will be elected each year;

•                  a requirement that the authorized number of directors to be changed only by a resolution of the board of directors;

•                  authorized and unissued additional shares of our common stock and preferred stock;

•                  advance notice requirements for proposals that can be acted upon at stockholder meetings; and

•                  a requirement that only our Chairman or our board of directors, acting by resolution, may call stockholder meetings.

As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. Capital appreciation of our common stock, if any, will be your sole source of potential gain for the foreseeable future. Consequently, in the foreseeable future, you will only experience a gain from your investment in our common stock if the price of our common stock increases.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of Advanced Life Sciences Holdings, Inc. to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements, including any projections of revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations and future financing (including debt, equity or capital financing transactions); any statements concerning our ability to continue as a going concern; any statements concerning product research, development and commercialization timelines; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described under the heading “Risk Factors” in this prospectus.

The forward-looking statements included in this prospectus and the documents incorporated herein by reference represent our estimates as of the date of this prospectus or such document, as the case may be. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus or such document incorporated herein by reference, as the case may be.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholder. However, we may receive up to $5 million in proceeds from the sale of shares of common stock to Dutchess pursuant to the Investment Agreement.  In light of current prevailing trading prices of our common stock as reported by the OTC Bulletin Board and the formula for pricing for the issuance of shares under the Investment Agreement described below, the shares of common stock covered by the registration statement of which this prospectus is a part are not likely to be sufficient to raise the full $5 million maximum amount available under the Investment Agreement.  See “Selling Stockholder” and “Plan of Distribution” described below.

For each share of common stock purchased under the Investment Agreement, Dutchess will pay ninety-five percent (95%) of the lowest daily volume weighted average price (“VWAP”) during the five (5) consecutive trading days after the date that we request the advance.  Each such advance may be for an amount not to exceed the greater of $300,000 or two hundred percent (200%) of the average daily volume traded in the United States of our common stock for the three (3) consecutive trading days prior to the date we request the advance, multiplied by the average of the three (3) daily closing prices immediately preceding the date we request the advance.

We anticipate that the net proceeds received under the Investment Agreement will be used for working capital and general corporate purposes including the payment of interest to our commercial bank.

DILUTION

Our net tangible book value as of December 31, 2010 was $(10.0 million) or $(1.15) per share of common stock. Net tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Because this offering is being made solely by the selling stockholder and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering. Our net tangible book value and our net tangible book value per share, however, will be impacted by the common stock to be issued under the Investment Agreement. The amount of dilution will depend on the offering price and number of shares to be issued under the Investment Agreement. The following example shows the dilution to new investors at an assumed offering price of $0.24 per share (the last reported sale price of our common stock on April 5, 2011 was $0.24).

Although we are registering only 2,405,420 shares of common stock, if we assume that such shares were sold at an assumed offering price of $0.24 per share, less an underwriting discount equal to five percent (5%), less offering expenses of $85,000, our net tangible book value as of December 31, 2010 would have been $(9.5 million) or $(0.86) per share. Such an offering would represent an immediate increase in net tangible book value to existing stockholders of $0.29 per share and an immediate dilution to new stockholders of $1.10 per share. The following table illustrates the per share dilution:

Assumed public offering price per share		$0.24
Net tangible book value per share before this offering	$(1.15)
Increase attributable to new investors	$0.29
Net tangible book value per share after this offering		$(0.86)
Dilution per share to new investors		$1.10

The offering price of our common stock is based on the then-existing market price. In order to give prospective investors an idea of the dilution per share they may experience, we have prepared the following table showing the dilution per share at various assumed offering prices:

Assumed Offering Price	No. Of Shares To Be Issued(1)	Dilution Per Share To New Investors

$0.28	2,405,420	$1.13
$0.24	2,405,420	$1.10
$0.20	2,405,420	$1.07
$0.16	2,405,420	$1.04

(1)                This represents the maximum number of shares of common stock that are being registered pursuant to the Investment Agreement at this time.

The issuance of the 2,405,420 shares pursuant to the Investment Agreement will have a dilutive impact on our existing stockholders. Please see “Risk Factors — There are substantial risks associated with the Investment Agreement with Dutchess Opportunity Fund, II, LP which could contribute to the decline of our stock price and have a dilutive impact on our existing stockholders” on page 21 of this prospectus.

The above discussion and tables do not include the following:

•                  209,310 options to purchase common stock outstanding under our equity incentive plans, with a weighted average exercise price of $24.75 per share.

•                  172,018 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $64.20 per share.

•                  2,470,520 shares of common stock issuable upon the exercise of stock warrants at an exercise price of $1.26 per share sold as part of the public equity offering completed on July 7, 2010.

•                  16,667 shares of common stock issuable upon the exercise of warrants issued to the lender under our principal credit facility.

•                  50,558 shares of common stock issuable upon the exercise of warrants with an exercise price of $2.02 per share issued to the placement agent in connection with the public equity offering completed on July 7, 2010.

•                  1,580,120 shares of common stock issued to Dutchess Opportunity Fund, II, LP between January 2011 and March 2011, in connection with the Investment Agreement.

PRICE RANGE OF OUR COMMON STOCK

Market Information

Our common stock is quoted on the OTC Bulletin Board.  Until April 26, 2011, our common stock will be quoted under the symbol “ADLSD.OB” to reflect the reverse stock split that became effective on March 28, 2011.  After April 26, 2011, our common stock will be quoted under the symbol “ADLS.OB.”  The following table sets forth the high and low sales prices of our common stock for the periods indicated.

	High	Low
Fiscal Year ended December 31, 2009
First Quarter	$13.50	$4.20
Second Quarter	$48.60	$7.20
Third Quarter	$24.60	$5.40
Fourth Quarter	$9.00	$5.10
Fiscal Year ended December 31, 2010
First Quarter	$6.90	$3.00
Second Quarter	$3.60	$1.80
Third Quarter	$2.10	$0.90
Fourth Quarter	$1.50	$0.30
Fiscal Year ended December 31, 2011
First Quarter (through April 5, 2011)	$0.24	$0.24

Holders

As of April 5, 2011, there were approximately 25 registered stockholders of record of our common stock.

DIVIDEND POLICY

We have neither declared nor paid dividends on our common stock or the preferred stock of our subsidiary, Advanced Life Sciences, Inc., since our inception and do not plan to pay dividends in the foreseeable future. Any determination in the future to pay cash dividends will depend on our financial condition, capital requirements, result of operations, contractual limitations and other factors deemed relevant by our board of directors. As of December 31, 2010, cumulative accrued undeclared dividends on our subsidiary’s preferred stock totaled approximately $2.0 million.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years ended December 31,					Period from Inception (January 1, 1999) to December 31,
	2010	2009	2008	2007	2006	2010

Statement of Operations Data

Revenue	$752,853	$2,793,191	$240,830	$—	$39,788	$6,028,863
Operating expenses
Research and development	2,499,488	4,462,281	15,709,293	25,735,759	17,202,113	105,522,469
Selling, general and administrative	4,371,071	6,322,849	7,116,549	6,839,575	5,457,395	37,742,557
Impairment charge	2,510,936	—	—	—	—	2,510,936
Loss from operations	(8,628,642)	(7,991,939)	(22,585,012)	(32,575,334)	(22,619,720)	(139,747,099)
Interest income	(8,360)	(11,561)	(306,846)	(717,884)	(1,651,916)	(2,968,783)
Interest expense	946,191	1,036,762	525,703	466,963	511,844	5,131,806
Other (income) expense, net	(244,479)	146,092	—	—	—	(98,387)
Gain on disposal (1)	—	—	—	—	(939,052)	(939,052)
Net other (income) expense	693,352	1,171,293	218,857)	(250,921)	(2,079,084)	1,125,584
Net loss	(9,321,994)	(9,163,232)	(22,803,869)	(32,324,413)	(20,540,636)	(140,872,683)
Net loss attributable to the non-controlling interest in subsidiary	—	—	—	—	—	—
Net loss attributable to Advanced Life Sciences Holdings, Inc.	(9,321,994)	(9,163,232)	(22,803,869)	(32,324,413)	(20,540,636)	(140,872,683)
Less accumulated preferred stock dividends of subsidiary for the period	175,000	175,000	175,000	175,000	175,000	2,019,792
Net loss available to common shareholders	$(9,496,994)	$(9,338,232)	$(22,978,869)	$(32,499,413)	$(20,715,636)	$(142,892,475)
Basic and diluted loss per common share	$(1.86)	$(4.85)	$(17.63)	$(33.72)	$(23.41)
Weighted average shares outstanding	5,112,424	1,926,037	1,303,298	963,668	884,892

	2010	2009	2008	2007	2006

Consolidated Balance Sheet Data:
Cash and cash equivalents	$159,596	$2,841,801	$1,527,108	$18,324,991	$27,054,947
Total assets	772,593	6,427,771	2,820,053	19,911,542	30,509,679
Long-term debt, less current portion	—	12,000,000	11,915,000	5,915,000	3,923,810
Total liabilities	10,494,615	14,507,818	15,197,594	12,250,568	9,115,174
Deficit accumulated during development stage	(140,872,683)	(131,550,689)	(122,387,457)	(99,583,588)	(67,259,175)
Total equity (deficit)	$(9,722,022)	$(8,080,047)	$(12,377,541)	$7,660,974	$21,394,505

(1)             Amount for 2006 results from sale of ALS Inc.’s 50% interest in Sarawak MediChem Pharmaceuticals. See Note 1 to the consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, oncology and respiratory disease. Using our internal discovery capabilities and our network of pharmaceutical and academic partners, we have assembled a promising pipeline of clinical and preclinical product candidates. Our most advanced product candidate, cethromycin, is a novel once-a-day oral antibiotic that is being developed for the treatment of CABP. Cethromycin is also being developed as a bio-defense agent for use in the treatment of anthrax and other potential broad-spectrum medical countermeasures.  We also have product candidates in earlier stages of development for the treatment of indications including respiratory distress caused by inflammation-related tissue damage and malignant melanoma.

None of our product candidates have been approved by the FDA or any comparable foreign agencies, and we have not generated any significant revenues to date. Our ability to generate revenues in the future will depend on our ability to meet development or regulatory milestones under any license agreements that trigger payments to us, to enter into new license agreements for other products or territories and to receive regulatory approvals for, and successfully commercialize, our product candidates either directly or through commercial partners.

At present, our liabilities are significantly greater than our assets, and there currently exist several payment and other defaults under our principal credit facility.  Due to the default status of our principal credit facility, it is possible, depending on the nature of any actions our lender would take, that we may need to file for bankruptcy.  As a result of our current lack of liquidity and the uncertainty in our ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about our ability to continue as a going concern.  In further recognition of our current financial situation, in January 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the Company.  In addition, in order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization and as a result our ability to continue to fund our operations through the periodic issuance and sale of common stock could be limited in the foreseeable future.

Cethromycin CABP Program

In late June 2010 we submitted a final SPA with the FDA for the proposed Phase III clinical program of cethromycin in the treatment of patients with CABP. We have been engaged in the SPA process with the FDA over the last year to establish the clinical trial design needed to gain approval in CABP.  As filed, the SPA incorporates written and oral comments from the FDA’s Division of Anti-Infective and Ophthalmology Products.

An SPA is a written agreement between the FDA and a drug sponsor concerning the clinical trial design, clinical endpoints and other clinical trial issues that can be used to support regulatory approval of a drug candidate. The process is intended to provide assurance that if the agreed upon clinical trial protocols are followed, the clinical trial endpoints are achieved and there is a favorable risk benefit profile, the data may serve as the primary basis of an efficacy claim in support of a NDA.

In August 2010 we reached an agreement with the FDA, under the SPA process, on the design of our planned Phase III study of cethromycin to treat CABP.  The trial, if and when initiated, will be the first prospectively designed superiority study to be conducted in CABP.

The double-blind pivotal superiority study will compare the efficacy and safety of once-daily oral administration of 300 milligrams of cethromycin over seven days of treatment to azithromycin. The primary efficacy endpoint will be the clinical cure rate in a macrolide-resistant Streptococcus pneumoniae population. The protocol also includes several unique features, such as the inclusion of patient-reported outcome measures, which have the potential to generate a more robust demonstration of effectiveness and establish cethromycin as a new standard of care in treating pneumonia.

With reported resistance rates as high as 40 percent to standard-of-care macrolide antibiotics in the United States, there is a pressing medical need for new drugs to treat CABP. Based on the data we have accumulated in our extensive pre-clinical and clinical program to date, coupled with a thorough review of published literature on the clinical relevance of macrolide resistance, we believe that cethromycin has the potential to show a superior efficacy advantage in patients who are resistant to marketed macrolide drugs.

The cost to complete the SPA is significant.  In order to advance the CABP program, and commence the necessary clinical trial, we are seeking a partner to assist in the funding of the program. We continue to have ongoing discussions with potential commercial partners focused on geographical markets such as the European Union and the United States as well as various government agencies.

Background

We submitted the cethromycin NDA in September, 2008 based on the results of 53 clinical studies including two pivotal Phase III studies wherein cethromycin demonstrated non-inferiority to Biaxin® in mild-to-moderate CABP.

On June 2, 2009, the FDA AIDAC reviewed the cethromycin NDA. The AIDAC voted that cethromycin demonstrated safety for the outpatient treatment of adults with mild-to-moderate CABP, but voted that cethromycin did not demonstrate efficacy in the treatment of CABP in light of the new FDA draft CABP guidance which was published in March of 2009.

On July 31, 2009 the FDA provided a complete response letter to us indicating that further clinical work would be required for the approval of cethromycin in CABP. Our pivotal Phase III program was designed and conducted under prior FDA guidance and before the new draft guidance document was released.

Over the past two years, the FDA has been conducting public workshops and advisory panels to discuss clinical trial design issues in CABP culminating in a draft guidance document published in March of 2009. Public comments were received in response to the draft guidance and an AIDAC meeting was held in December of 2009 to further discuss and resolve the CABP clinical design issues.

In March 2010, we met with officials from the FDA’s Anti-Infectives Division to gain clarity on the registration pathway for cethromycin. This meeting followed the December 9, 2009 FDA AIDAC meeting which discussed clinical trial design issues for CABP relative to the earlier, March 2009, FDA CABP guidance document. In the meeting, the FDA guided that, to assess the approvability for cethromycin to treat CABP, we should establish a SPA using a superiority clinical trial design comparing cethromycin to a marketed macrolide antibiotic in two clinical trials. In light of this guidance, we worked with the FDA to finalize a SPA using a superiority design for the outpatient CABP indication.

If cethromycin is approved for marketing by the FDA, we plan to sell cethromycin using commercial partners to access the primary care physician market and to build and utilize a focused internal sales force that will market directly to early adopters such as, but not limited to, pulmonary medicine and infectious disease physicians. Discussions with potential commercial partners focused on geographical markets such as the European Union and the United States are ongoing.

Cethromycin Biodefense Program

In November 2010, we announced that we submitted a full proposal to the National Institute of Allergy and Infectious Diseases (“NIAID”). The proposal requests $38 million over 5 years for the development of an intravenous (“IV”) formulation of our novel antibiotic, cethromycin, to therapeutically treat anthrax, tularemia and plague. In addition, the proposal includes pre-clinical development as well as funding for four Phase 1 clinical trials and a Phase 2 clinical trial to evaluate the safety and efficacy of IV cethromycin in patients hospitalized with moderate-to-severe CABP.

In April 2010, we announced positive results from an in vitro study assessing the efficacy of cethromycin against 30 strains of Burkholderia pseudomallei (melioidosis), a serious, life-threatening bacterial pathogen. Cethromycin showed significant in vitro activity against clinical and environmental strains of B. pseudomallei as measured by minimal inhibitory concentration (“MIC”), the lowest concentration of an antimicrobial that will inhibit the visible growth of a microorganism after 24 hours of incubation. Cethromycin demonstrated antibacterial activity with MIC values ranging from 0.5—8 ug/ml and MIC90 of 4 ug/ml. Most notably, cethromycin also demonstrated positive activity against strains that were resistant to a commonly used antibiotic, azithromycin, for which MIC values were all greater than 64 ug/ml. In a separate study, cethromycin also demonstrated in vitro activity against 30 strains of Burkholderia mallei with MIC values ranging from 0.06—1 ug/ml and MIC90 of 0.5 ug/ml, which are comparable to azithromycin.

In March 2010, we announced that we received notice from the BARDA of the U.S. Department of Health and Human Services that it has completed its initial technical evaluation of our funding proposal for advanced development of cethromycin as a biodefense countermeasure and identified it as a scientifically and technically sound proposal important to program goals and objectives that may require further development and may be recommended for acceptance subject to funds availability. We were invited to submit additional information to allow BARDA to make a final determination on the appropriateness of the proposal to enter into contract negotiations. The Company is engaged in ongoing discussions with BARDA in light of recent amendments to the Broad Agency Announcement that would fund the development of cethromycin, if awarded.

Related to this development, we also gained clarity from the FDA on the biodefense regulatory package required for submission in light of recent AIDAC meetings discussing the use of the FDA’s Animal Rule for approval of biodefense therapeutics. As anticipated, the FDA recommended that, in parallel with pivotal animal studies demonstrating efficacy under the FDA’s Animal Rule, we should complete the CABP clinical program and gain market approval of the CABP NDA prior to submitting an amended NDA for the biodefense indications.

In December 2009, we announced positive top-line results from a pivotal, non-human primate study involving cethromycin against an inhaled lethal dose of tularemia. A 14-day course of cethromycin achieved a

100% survival rate at the doses tested. All of the ten animals in the study that received 16 mg/kg once-a-day of cethromycin (approximate to a human dose of 300 mg) within 24 hours after exposure to a lethal dose of inhaled tularemia survived while only one of the ten animals that received placebo survived.

In September 2009, we announced positive top-line results from a pivotal, non-human primate study involving cethromycin demonstrating statistical significance at a 90% survival rate against an inhaled lethal dose of plague. The study tested cethromycin’s protective efficacy at various doses up to 64 mg/kg, where nine out of ten animals in the study that received a 14-day course of cethromycin initiated within 24 hours after exposure to a lethal dose of plague survived while only one out of ten of the animals that received placebo survived. In weaponized form, plague could be engineered to resist antibiotic intervention and to be widely spread through human transmission.  Yersinia pestis, the causative agent of plague, is classified by the Centers for Disease Control as a Category A Bioterrorism Agent and is prioritized by the Department of Defense and Department of Health and Human Services as one of the most serious biological weapons, along with anthrax and tularemia. Unlike anthrax, there is no FDA-approved vaccine available to protect against plague, and the only antibiotic treatments currently available for improving survival in the event of a plague outbreak are older agents, such as tetracycline and doxycycline.

In September 2009, the FDA granted Orphan Drug Designation to cethromycin for the prophylactic treatment of plague and tularemia. Both tularemia and plague are classified by the Centers for Disease Control as Category A Bioterrorism Agents, which is the highest priority classification. High-priority agents include organisms that pose a risk to national security because they can be easily disseminated or transmitted, result in high mortality rates and have the potential for major public health impact, might cause public panic and social disruption, and require special action for public health preparedness.

In August 2009, we announced positive results from an animal study involving cethromycin that was conducted to measure cethromycin’s therapeutic efficacy in treating inhalation anthrax after symptoms of infection had developed. The results of the placebo-controlled non-human primate study showed that a 14-day course of cethromycin achieved up to a 60% survival rate when administered after animals demonstrated clinical symptoms of anthrax infection as a result of an inhaled dose of aerosolized anthrax spores that was 200 times the median lethal dose of anthrax. None of the animals that received placebo survived. Due to the extreme lethality of anthrax infection once symptoms appear, cethromycin’s ability to achieve a 60% survival rate is clinically and statistically significant. The study was supported by the National Institute of Allergy and Infectious Diseases, an institute of the National Institutes of Health, which is a component of the Department of Health and Human Services. The results of this pivotal study complement previously reported (see below) efficacy results from two non-human primate studies showing that cethromycin is highly effective in protecting animals from death after being infected with inhalation anthrax (post-exposure prophylaxis before the onset of symptoms).

We are developing cethromycin for the post-exposure prophylactic treatment of inhalation anthrax to help protect against human infection from anthrax. In June 2009, we announced that a second non-human primate study involving cethromycin, showed that a 14-day course of cethromycin achieved a 100% survival rate against an inhaled lethal dose of anthrax. All of the animals in the study that received 16 mg/kg once-a-day (the human equivalent dose of 300 mg) of cethromycin within 24 hours after exposure to anthrax survived while none of the animals that received placebo survived. The study was also supported by the National Institute of Allergy and Infectious Diseases.

In studies conducted by the U.S. Army Medical Research Institute of Infectious Diseases, cethromycin was shown to be highly active in vitro against 30 strains of anthrax. In May 2007, a non-human primate study showed that a 30-day course of oral cethromycin was 100% protective against a lethal dose of inhaled anthrax as compared to the standard of care, Cipro® (ciprofloxacin), which demonstrated 90% protection. The FDA has designated cethromycin as an orphan drug for the post-exposure prophylactic treatment of inhalation anthrax, but the FDA has not yet approved the drug for marketing in this or any other indication.

In August 2008, we announced that the Defense Threat Reduction Agency of the Department of Defense awarded us a two-year contract worth up to $3.8 million to further study cethromycin as a potential broad-spectrum medical countermeasure. The contract, part of the agency’s Transformational Medical Technologies Initiative, will fund NDA-enabling studies evaluating cethromycin’s efficacy in combating Category A and B bioterror agents such as Fransicella tularensis (tularemia), Yersinia pestis (plague) and Burkholderia pseudomallei (melioidosis).

IV Formulation Program

In July 2010 we announced positive results from preclinical toxicology and pharmacokinetic studies of an IV formulation for cethromycin that support its use in a hospital setting. Cethromycin IV was administered as a single dose up to 60 mg/kg/day, the highest dose tested. Results demonstrated cethromycin IV was well tolerated and generated 10-fold greater plasma exposure compared to oral administration. The studies were conducted in rats in accordance with good laboratory practices. The increased bioavailability of cethromycin IV may allow for the treatment of serious hospital infections as well as the treatment of bioterror pathogens, such as anthrax, plague and tularemia after signs and symptoms are present.

Antimicrobial Peptide Program

In July 2010 we announced that we entered into a sponsored research and option agreement with The University of British Columbia to develop several antimicrobial peptides. These peptides exhibit bactericidal properties and kill both Gram-positive and Gram-negative organisms rapidly and directly. They have shown activity against clinically important resistant bacteria, such as vancomycin-resistant enterococci, a pathogen that is most commonly acquired by patients while hospitalized, and methicillin-resistant Staphylococcus aureus. Also, these peptides are expected to have significant activity against biodefense pathogens such as Bacillus anthracis.

Under the terms of the agreement with the University of British Columbia, we paid an option fee upon execution of the agreement and will make additional payments based on the completion of specific milestones. In return, the University granted us the exclusive option to evaluate the technology and obtain a worldwide, exclusive license to manufacture, distribute and market products emanating from the program.

Financial Transactions

Since our inception, we have incurred net losses each year. Our net loss for the year ended December 31, 2010 was $9.3 million.  As of December 31, 2010, we had an accumulated deficit of $140.9 million. We have funded operations to date primarily from debt financings and capital contributions from our founder and Chief Executive Officer, proceeds from an initial public offering, and subsequent private placements, including issuances of common stock under several equity line agreements.

In March 2011, we completed a 1-for-30 reverse stock split of our common stock and a corresponding decrease to our authorized shares of common stock from 620,000,000 pre-split shares to 20,666,666 post-split shares.  The number of shares of common stock subject to outstanding stock warrants and options, and the exercise prices and conversion ratios of those securities were proportionately adjusted for the 1-for-30 ratio provided for by the reverse stock split. All references in this prospectus to shares of common stock, common stock options, common stock prices and per share of common stock amounts have been adjusted retroactively for all periods presented to reflect the reverse stock split.

In January 2011, we entered into an Investment Agreement with Dutchess, for the sale of up to $5.0 million of shares of our common stock over a period of two years.  Under the terms of the Investment Agreement, we may sell from time to time, in our discretion, newly-issued shares of our common stock to Dutchess at a discount to the current market price of 5%.  Additionally, we paid to Dutchess a commitment fee of $50,000 by issuing 82,508 shares of our common stock. We also have an effective registration statement on file with the SEC for the purchase and sale of up to 2,405,420 shares, with respect to common stock issuable under the agreement with Dutchess. Through April 5, 2011 we have issued 1,580,120 shares to Dutchess and received proceeds of approximately $0.7 million.

In October 2010, we were awarded a $245,000 cash grant under the Qualifying Therapeutic Discovery Project which was created by Congress as part of the Patient Protection and Affordable Care Act of 2010. In July 2010, we applied for the grant to help fund the development of cethromycin for the treatment of CABP.

In September 2010, we entered into a Standby Equity Distribution Agreement with YA Global Master SPV Ltd. (“YA Master”) for the sale of up to $10.0 million of shares of our common stock over a two-year commitment period (the “2010 SEDA”). Under the terms of the 2010 SEDA, we had the right to sell, from time to time, in our discretion, newly-issued shares of our common stock to YA Master at a discount to the current market price of 5%. Additionally, we paid to YA Master a commitment fee of $100,000 by issuing 66,137 shares of our common stock. Between October 2010 and January 2011, we raised $1.1 million and issued 1,737,769 shares through the usage of the 2010 SEDA facility.  In January 2011, the Company and YA Master agreed to terminate the 2010 SEDA.

On July 7, 2010, we closed a registered public offering of units.  As part of the closing, we issued 379,188 units at a public offering price of $4.20 per unit, raising approximately $1.6 million in gross offering proceeds and approximately $1.0 million in net proceeds after deducting placement agent fees and offering expenses payable by us. Each unit sold in the offering consisted of (i) 3.33 shares of our common stock, (ii) 3.33 stock warrants to purchase shares of common stock at an exercise price of $1.26 per share and (iii) one warrant to purchase an additional unit, consisting of 3.33 shares of common stock and 3.33 stock warrants, at an exercise price of $4.20 per additional unit.  The stock warrants may be exercised at any time during the period commencing six months after the closing date and ending on the fifth anniversary of the closing date.  The exercise period for the unit warrants has expired.  Prior to expiration, we issued 1,206,560 shares of common stock and 1,206,560 additional stock warrants through the exercise of unit warrants and received an additional $1.5 million in gross proceeds as a result of these exercises.

Dawson James Securities, Inc. (“Dawson James”) acted as the placement agent for the offering.  In addition to cash placement agent fees, we issued to Dawson James a compensation warrant to purchase 50,558 shares of common stock at an exercise price of $2.02 per share.

In September 2010, we entered into a Second Amended and Restated Business Loan Agreement and related loan documents with our lender, amending our existing principal credit facility to give effect to letter agreements entered into in May and June 2010.  Among other things, the amendment extends the loan maturity by one year to January 1, 2012.  Under the terms of the agreement, we repaid $1.5 million of the outstanding loan balance on April 1, 2010 and were required to further reduce the balance by an additional $1.5 million by October 1, 2010 and $1.0 million by April 1, 2011.  Our Chief Executive Officer, Michael T. Flavin, Ph.D., provided a personal guarantee to the credit facility until the principal balance is reduced to $7.0 million. In addition, the interest rate on the outstanding loan balance increased from 8.5% to 10.0% under the terms of the amended loan agreement. In connection with the amendment, we issued 16,667 warrants, which are exercisable at $1.26 per share, and will issue an additional 16,667 warrants in September 2011. We have also agreed that the credit facility is secured by substantially all of our assets including, subject to Abbott Laboratories’ consent which has not been provided, our rights under our license agreement for cethromycin with Abbott Laboratories, and is further secured by 83,333 shares of our common stock held by ALS Ventures, LLC. The loan agreement contains a material adverse change clause, which is subject to the judgment of the lender and, if triggered, can accelerate the payment of the debt.

In October 2010, we paid $420,000 in a principal reduction to our lender toward a mandatory prepayment of $1.5 million that was due on October 1, 2010.  Until the balance of the prepayment is made, we are subject to the default provisions of the loan documents including acceleration of payment.

In November 2010, we entered into a Forbearance Agreement with our lender relating to the Second Amended and Restated Business Loan Agreement.  Under the terms of the agreement, the lender agreed to forbear from exercising rights and remedies under the loan agreement from the date of the agreement to January 3, 2011, subject to certain conditions.  Among other things, we were required to engage an advisor for purposes of reviewing our business plans, budgets and expenditures and making recommendations regarding the same.  We were also required to submit to the lender a business plan outlining our budgets and capital raising plans.

In December 2010, we entered into an Omnibus Amendment with our lender relating to the Second Amended and Restated Business Loan Agreement and Forbearance Agreement.  Under the terms of the amendment, the lender agreed to waive the existing defaults under the loan agreement and we agreed to make an interest reserve payment of $186,000 by January 10, 2011, which was paid on that date.  Upon receipt of this interest reserve payment, the due date for the $1.1 million principal payment owed by us was extended to April 1, 2011. The $1.1 million principal payment, as well as an additional $1.0 million principal payment also due on April 1, 2011, can be deferred until January 1, 2012 if we pay $486,000 in additional interest reserve by April 1, 2011.

On February 21, 2011, we received a letter from our lender informing us that we were in default under the loan documents governing our principal credit facility. The letter indicated that we had failed to fund an interest reserve account as required by an amendment to the credit facility. The lender requested that we cure such default by February 25, 2011. The lender noted that it was reserving the right to exercise all rights and remedies under the loan documents if we failed to meet the payment deadline. Remedies available to the lender include, among other things, the right to accelerate payment of all amounts outstanding under the line of credit.

On February 25, 2011, we informed the lender that we would not fund the interest reserve account in the amount specified in the notice of default. We did, however, pay our February 2011 interest payment to remain current with our interest payment obligation. Following this payment, we met with the lender and are engaged in a dialogue to develop a constructive and workable solution to the current liquidity situation.  There can be no guarantee that such a solution will be reached, or reached on terms that would be acceptable to us or that would not require us to file for bankruptcy.

In July 2010, acting through the independent audit committee of our board of directors, we entered into an agreement with Dr. Flavin, providing that our $2.0 million promissory note with Dr. Flavin would be exchanged for 1,587,301 shares of our common stock.  The price of $1.26 per share used in the exchange was the same price per share used in our public equity offering.  As a result of the exchange, the promissory note was cancelled and retired and accrued interest of $52,000 has been deferred based on our current liquidity situation.

In April 2010, our stockholders approved an amendment to our articles of incorporation to increase the number of authorized shares from 9,000,000 to 25,666,666 (as adjusted to reflect the reverse stock split that became effective on March 28, 2011) including an increase in the number of authorized shares of common stock from 4,000,000 to 20,666,666 (as adjusted to reflect the reverse stock split that became effective on March 28, 2011).

In March 2010, the Company and YA Master, agreed to terminate the a prior Standby Equity Distribution Agreement dated as of June 19, 2009 (the “2009 SEDA”).  We sold to YA Master 1,651,640 shares of our common stock and raised approximately $11.7 million under the 2009 SEDA prior to its termination.  Shares of common stock sold under the SEDA in excess of $9.0 million were sold with the consent of our lender under our principal credit facility.

In June 2009, the Company and YA Global Investments, L.P. (“YA Global”), an affiliate of Yorkville Advisors, terminated a prior Standby Equity Distribution Agreement dated as of September 29, 2008 (“2008 SEDA”).  For the period of January 2009 through the end of the 2008 SEDA, we issued 329,466 shares to YA Global and received approximately $3.9 million.  In addition, in September 2008, we paid YA Global a commitment fee of $300,000 by issuing 13,111 shares of our common stock.

At present, our liabilities are significantly greater than our assets, and there currently exist several payment and other defaults under our principal credit facility.  Due to the default status of our principal credit facility, it is possible, depending on the nature of any actions our lender would take, that we may need to file for bankruptcy.  As a result of our current lack of liquidity and the uncertainty in our ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about our ability to continue as a going concern.  In further recognition of our current financial situation, in January 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the Company.  In addition, in order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization and as a result our ability to continue to fund our operations through the periodic issuance and sale of common stock could be limited in the foreseeable future.

A more detailed discussion of the uncertainty as to our ability to continue as a going concern can be found in Note 1 to the consolidated financial statements and in the liquidity and capital resources section of this management discussion and analysis.

Results of Operations

Fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009

Revenue.  We recognized revenue of $753,000 for the year ended December 31, 2010 compared to $2.8 million for the year ended December 31, 2009.  Revenue was derived from a grant awarded by the Defense Threat Reduction Agency of the U.S. Department of Defense.  The contract award of $3.8 million was over a two year period which began in August 2008.  The revenue from this grant was fully recognized as of June 30, 2010.

Research and development expense.  Research and development expense decreased $2.0 million to $2.5 million for the year ended December 31, 2010.  In conjunction with work performed under the grant awarded by the Defense Threat Reduction Agency, costs incurred decreased $1.4 million in the year ended December 31, 2010. Lower salary, benefit and incentive compensation costs of approximately $0.3 million were partially offset by approximately $0.1 million of higher expenses related to our IV formulation program for the year ended December 31, 2010 as compared to the same period last year.  Research and development expenses related to the FDA review of cethromycin including the June 2, 2009 AIDAC meeting, were $0.4 million for the year ended December 31, 2009.

General and administrative expense.  General and administrative expenses were $4.4 million for the year ended December 31, 2010, a decrease of approximately $1.9 million compared to the same period last year.  This result reflects lower salary, benefit and incentive compensation costs of $0.8 million and decreased facility expenses of $0.2 million as a result of renewing our lease agreement at a lower rate per square foot and reduced amount of space.  In addition, legal services and other administrative costs were approximately $0.8 million lower for the year ended December 31, 2010 compared to the same period previous year and in the year ended December 31, 2009 we recorded a non-cash charge of $0.2 million to expense capitalized leasehold improvements which no longer are used in our operations.

Impairment charge.   In the fourth quarter 2010, we decided to make our commercial launch materials available for sale.  Based on discussions with prospective purchasers, none of which have resulted in a sale, we determined that the value of the commercial launch materials was impaired, and therefore recorded a $2.5 million non-cash impairment charge during the fourth quarter of 2010 to eliminate the carrying value in excess of fair value.

Interest income.  Interest income decreased $3,000 to $8,000 for the year ended December 31, 2010 as compared to the same period last year.

Interest expense.    Interest expense of $946,000 decreased $91,000 for the year ended December 31, 2010 as compared to the same period last year. This result reflects the retirement of our $2.0 million promissory note with Dr. Flavin in exchange for 1,587,301 shares of our common stock in July 2010 and the repayment of $1.5 million and $420,000 of our outstanding loan balance with our lender in April 2010 and October 2010, respectively.

Other (income) expense, net.    In October 2010, we were awarded a $245,000 cash grant under the Qualifying Therapeutic Discovery Project which was created by Congress as part of the Patient Protection and Affordable Care Act of 2010 and for the year ended December 31, 2009 we recorded a $146,000 currency transaction loss related to the procurement of commercial launch materials.

Fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008

Revenue.  We reported revenue of $2.8 million for the year ended December 31, 2009 compared to $241,000 for the year ended December 31, 2008. Revenue was derived from a grant awarded by the Defense Threat Reduction Agency of the U.S. Department of Defense. The contract award of $3.8 million is over a two year period which began in August 2008.

Research and development expense. Research and development expense decreased $11.2 million to $4.5 million for the year ended December 31, 2009. Included in the prior year amount is a $10.0 million milestone expense incurred under our license agreement for cethromycin with Abbott Laboratories. The milestone was triggered upon submission of the cethromycin NDA to the FDA, which occurred on September 30, 2008. In addition, for the year ended December 31, 2008, we incurred cethromycin clinical trial related expenses of $0.4 million and manufacturing expenses in relation to process optimization activities of $0.7 million. Expenses related to the compilation and FDA review of cethromycin totaled $0.2 million for the year ended December 31, 2009 compared to $2.1 million for the same period last year. In conjunction with work performed under the grant awarded by Defense Threat Reduction Agency, costs incurred increased $2.1 million in the year ended December 31, 2009. Lower salary and benefit costs of $0.6 million for the year ended December 31, 2009 were partially offset by expenses related to the FDA’s June 2, 2009 AIDAC meeting which were approximately $0.3 million.

General and administrative expense.  General and administrative expenses decreased $0.8 million to $6.3 million for the year ended December 31, 2009. This result reflects $0.8 million of costs incurred in the prior year related to a various marketing programs, decreased facilities and other administrative costs of $0.4 million and lower salary, benefit and other compensation expense of $0.3 million. These decreases were partially offset by increased legal and other professional services of $0.5 million and a non-cash charge of $0.2 million to expense capitalized leasehold improvements which will no longer be used in our operations.

Interest income.  Interest income declined $295,000 to $12,000 for the year ended December 31, 2009, resulting from a decrease of cash, which was used for the continued development and funding of cethromycin.

Interest expense.  Interest expense increased $511,000 in the year ended December 31, 2009 as compared to the same period last year. The increase is the result of borrowing an additional $6.0 million on our line of credit in October 2008 for the continued development and funding of cethromycin and a higher interest rate.

Other (income) expense, net.  For the year ended December 31, 2009 we recorded a $146,000 currency transaction loss related to the procurement of commercial launch materials.

Liquidity and Capital Resources

We have devoted substantially all of our cash resources to research and development and general and administrative expenses.  To date, we have not generated any revenues from the sale of products, and we do not expect to generate any such revenues in the near term, if at all.  As a result, we have incurred an accumulated deficit of $140.9 million as of December 31, 2010 and we expect to incur significant operating losses for the foreseeable future.  As of December 31, 2010 we had negative working capital of $10.3 million and cash and cash equivalents were $0.2 million.  Since our inception in 1999 to August 2005, we financed our operations primarily through debt and capital contributions from our founder and controlling stockholder and borrowings under our principal credit facility.  In August 2005 we completed our initial public offering in which we raised $28.7 million, net of underwriters discount and offering costs.  Since that time, we have completed three private placements in which we raised $52.8 million, net of underwriters’ discounts and offering costs and raised additional debt financing through our $10.0 million bank line of credit.  Between January 2009 and March 2010 we raised $15.6 million under the 2008 and 2009 SEDA facilities.  And in July 2010 we completed a secondary public offering and raised approximately $2.5 million (including the exercise of unit warrants issued as part of that offering), net of placement agent fees and offering expenses payable by us.  Between October 2010 and January 2011, we raised $1.1 million under the 2010 SEDA facility, which was terminated in January 2011.

In January 2011, we entered into an Investment Agreement with Dutchess, for the sale of up to $5.0 million of shares of our common stock over a period of two years.  Through April 5, 2011 we have issued 1,580,120 shares to Dutchess, including 82,508 shares as a commitment fee, and received proceeds of approximately $0.7 million.

In September 2001, we incurred indebtedness under a $2.0 million promissory note with our Chief Executive Officer, which bears interest at 7.75%.  In July 2010, acting through the independent audit committee of our board of directors, we entered into an agreement providing that our $2.0 million promissory note with Dr. Flavin would be exchanged for 1,587,301 shares of our common stock.  The price of $1.26 per share used in the exchange was the same price per share used in our public equity offering.  As a result of the exchange, the promissory note was cancelled and retired and accrued interest of $52,000 has been deferred based on our current liquidity situation.

We have a revolving line of credit with a financial institution under which we had $8.1 million and $10.0 million outstanding as of December 31, 2010 and 2009, respectively.  In September 2010, we entered into a Second Amended and Restated Business Loan Agreement and related loan documents with our lender to give effect to letter agreements we entered into in May and June 2010.  Among other things, the amendment extends the loan maturity by one year to January 1, 2012. Under the terms of the agreement, we repaid $1.5 million of the outstanding loan balance on April 1, 2010 and were required to further reduce the balance by an additional $1.5 million by October 1, 2010 and $1.0 million by April 1, 2011.  Our Chief Executive Officer, Michael T. Flavin, Ph.D., provided a personal guarantee to the credit facility until the principal balance is reduced to $7.0 million. In addition, the interest rate on the outstanding loan balance increased from 8.5% to 10.0% under the terms of the amended loan agreement. In connection with the amendment, we also issued to our lender 16,667 warrants, which are exercisable at $1.26 per share, and will issue an additional 16,667 warrants in September 2011.  We have also agreed that the credit facility is secured by substantially all of our assets including, subject to Abbott Laboratories’ consent which has not been provided, our rights under the license agreement for cethromycin with Abbott Laboratories, and is further secured by 83,333 shares of our common stock held by ALS Ventures, LLC. The loan agreement contains a material adverse change clause, which is subject to the judgment of the lender and, if triggered, can accelerate the payment of the debt.

In October 2010, we paid $420,000 in a principal reduction to our lender toward a mandatory prepayment of $1.5 million that was due on October 1, 2010.  Until the balance of the prepayment is made, we are subject to the default provisions of the loan documents including acceleration of payment.

In November 2010, we entered into a Forbearance Agreement with our lender relating to the Second Amended and Restated Business Loan Agreement.  Under the terms of the agreement, the lender agreed to forbear from exercising rights and remedies under the loan agreement from the date of the agreement to January 3, 2011, subject to certain conditions.  Among other things, we were required to engage an advisor for purposes of reviewing our business plans, budgets and expenditures and making recommendations regarding the same.  We were also required to submit to the lender a business plan outlining our budgets and capital raising plans.

In December 2010, we entered into an Omnibus Amendment with our lender relating to the Second Amended and Restated Business Loan Agreement and Forbearance Agreement.  Under the terms of the amendment, the lender agreed to waive the existing defaults under the loan agreement and we agreed to make an interest reserve payment of $186,000 by January 10, 2011, which was paid on that date. Upon receipt of this interest reserve payment, the due date for the $1.1 million principal payment owed by us was extended to April 1, 2011.  The $1.1 million principal payment, as well as an additional $1.0 million principal payment also due on April 1, 2011, can be deferred until January 1, 2012 if we pay $486,000 in additional interest reserve by April 1, 2011.

On February 21, 2011, we received a letter from our lender informing us that we were in default under the loan documents governing our principal credit facility. The letter indicated that we had failed to fund an interest reserve account as required by an amendment to the credit facility. The lender requested that we cure such default by February 25, 2011. The lender noted that it was reserving the right to exercise all rights and remedies under the loan documents if we failed to meet the payment deadline. Remedies available to the lender include, among other things, the right to accelerate payment of all amounts outstanding under the line of credit.

On February 25, 2011, we informed the lender that we would not be funding the interest reserve account in the amount demanded in the notice of default. We did, however, pay our February 2011 interest payment to remain current with our interest payment obligation.  As of the April 1, 2011 payment deadline provided for in the Omnibus Agreement, we did not make any interest reserve payments, and we made no principal payments.  Accordingly, there currently exists a payment default under our principal loan facility.  We continue to meet with our lender to engage in a dialogue to develop a constructive and workable solution to the payment and other defaults existing under our loan agreements in light of our current liquidity situation.  There can be no guaranty that a mutually acceptable solution with our lenders can be reached, that our lenders will not elect to accelerate our loan at any time, or that we will not be compelled to file for bankruptcy.

Cash Flows

Net cash used in operating activities was $6.4 million for the year ended December 31, 2010 compared to $11.9 million for the year ended December 31, 2009.  Approximately $1.7 million of cash was used in our cethromycin programs in the year ended December 31, 2010, compared to $6.1 million in the same period last year.  These amounts are net of the Defense Threat Reduction Agency  grant award funds, which reimburse us for certain research and development expenses associated with the grant.  Cash used for general corporate purposes was $4.7 million in the year ended December 31, 2010 compared to $5.8 million for the year ended December 31, 2009.

Cash provided from financing activities was $3.7 million for the year ended December 31, 2010 compared to $13.3 million in 2009.  In July 2010 we closed our public offering and received approximately $1.3 million net of fees paid through December 31, 2010 and through the exercise of unit warrants received an additional $1.4 million in net proceeds as a result of these exercises.  For the year ended December 31, 2010, we received approximately $3.0 million, net of offering expenses, for the sale of 1,688,651 shares under our 2009 and 2010 SEDA facilities compared to $13.2 million reflecting the sale of 1,466,204 shares under the 2008 and 2009 SEDA facilities for the year ended December 31, 2009.  Additionally, we repaid approximately $1.9 million of our outstanding loan balance to our lender in 2010.

Contractual Obligations

As of December 31, 2010, the annual amounts of future minimum payments under debt obligations, interest, lease obligations and other long term liabilities consisting of executed research and development, and license agreements are as follows:

	Payments Due by December 31,
	2011	2012	2013	2014	2015	Total
Bank line of credit	$2,080,000	$6,000,000	$—	$—	$—	$8,080,000
Interest	863,976	1,762	1,040	237	—	867,015
CABP program related costs	229,870	—	—	—	—	229,870
Biodefense program related costs	80,539	—	—	—	—	80,539
Grant payable	500,000	—	—	—	—	500,000
Operating leases	111,840	87,965	9,480	2,370	—	211,655
Capital leases	4,779	5,416	6,137	4,884	—	21,216

Total	$3,871,004	$6,095,143	$16,657	$7,491	$—	$9,990,295

The above table does not include the potential $30.0 million product based milestone payment under our license agreement with Abbott which we will owe Abbott if cethromycin is approved for marketing by the FDA.  Under the terms of the amended license agreement, $20.0 million is payable within 20 business days after receipt of U.S. regulatory approval, $5.0 million is payable within 6 months of U.S. regulatory approval and $5.0 million is payable within 12 months of U.S. regulatory approval.   Thereafter, we would owe Abbott

an additional $2.5 million upon reaching $200.0 million in aggregate net sales of cethromycin and $5.0 million upon reaching $400.0 million in aggregate net sales.  The periods in which milestone obligations become payable, if at all, cannot be estimated due to uncertainties associated with the completion or achievement of the milestone.

As a result of our default status under our principal credit facility, the entire $8.1 million outstanding line of credit balance is classified as a current liability on the December 31, 2010 balance sheet.  The above table reflects principal and interest payment obligations based on the terms of the loan agreement that existed as of December 31, 2010 prior to the notification we received from the lender regarding our default under the terms of the loan agreement.

In August 2008, the Defense Threat Reduction Agency  of the Department of Defense awarded us a two-year contract worth up to $3.8 million to further study cethromycin as a potential broad-spectrum medical countermeasure. In conjunction with the grant awarded by the Defense Threat Reduction Agency , we entered into subcontractor arrangements to further study cethromycin as a potential broad-spectrum medical countermeasure.  The subcontractors’ costs were approximately $3.0 million over approximately a two-year period which began in August 2008.

Our commitments under operating leases consist of payments made to a related party relating to our facilities lease in Woodridge, Illinois, which expires on October 1, 2012.  Additionally, we rent certain office equipment under operating leases.

We will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all.  We are currently in default status under our principal credit facility and we may not have sufficient cash or other funding available to complete our anticipated business activities for the remainder of 2011.  In order to continue our business activities during 2011, we intend to raise additional capital through the issuance of equity securities, continuing our efforts in applying for grant awards through various agencies and by licensing our lead compound, cethromycin, to commercial partners.   We believe, based upon current market conditions, any potential commercial partnership agreements would include a series of milestone payments, including up-front milestones that may fund our continued operations.  Although management believes we could secure commercial partnerships, there can be no assurances that such partnerships will be available at terms acceptable to us, if at all. In January 2011, we entered into the Investment Agreement with Dutchess for the sale of up to $5.0 million of shares of our common stock over a two-year commitment period. Under the terms of the Investment Agreement, we have the right to sell, from time to time, in our discretion, newly-issued shares of our common stock to Dutchess at a discount to a recent average market price of 5%.  Through April 5, 2011 we have issued 1,580,120 shares to Dutchess, including 82,508 shares as a commitment fee, and received proceeds of approximately $0.7 million.  If we raise additional capital by issuing equity securities, our stockholders could experience substantial dilution.  In addition, in order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization and as a result our ability to continue to fund our operations through the periodic issuance and sale of common stock could be limited in the foreseeable future.  There is also a reasonable possibility that due to our default status on our principal credit facility, depending on the nature of any actions our lender would take, the Company may be compelled to file for bankruptcy in the near term.  As a result of our current lack of liquidity and the uncertainty in our ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about our ability to continue as a going concern.  In further recognition of our current financial situation, on January 3, 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the Company.

Our future capital uses and requirements depend on numerous forward-looking factors. These factors include, but are not limited to, the following:

•                  progress in our clinical development programs, as well as the magnitude of these programs;

•                  the timing, receipt and amount of milestone and other payments, if any, from present and future collaborators;

•                  our ability to raise additional debt or equity financing or the receipt of milestone payments that would be paid to us as a result of our entering into a commercial partnership for cethromycin, or a combination of both;

•                  our ability to repay our indebtedness and other obligations;

•                  our ability to establish and maintain additional collaborative arrangements;

•                  the resources, time and costs required to successfully initiate and complete our preclinical and clinical trials, obtain regulatory approvals, protect our intellectual property and obtain and maintain licenses to third-party intellectual property;

•                  the cost of preparing, filing, prosecuting, maintaining and enforcing patent claims; and

•                  the timing, receipt and amount of sales and royalties, if any, from our potential products.

If, at anytime, our prospects for financing our clinical development programs are limited, we may decide to reduce research and development expenses by delaying or discontinuing certain programs.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” as that term is defined by the regulations of the SEC.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities.  We review our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  While our significant accounting policies are described in more detail in the notes to our financial statements included in this Annual Report, we believe the following accounting policies to be the most critical judgments and estimates used in the preparation of our 2010 financial statements.

Impairment of Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes or because of a change in the intended use of such assets. Long lived asset impairment exists when the estimated fair value of a long lived asset is less than its carrying value. In the fourth quarter 2010, we decided to make our commercial launch materials available for sale.  Based on discussions with prospective purchasers, none of which have resulted in a sale, we determined that the value of the commercial launch materials was impaired, and therefore recorded a $2.5 million non-cash impairment charge during the fourth quarter of 2010 to eliminate the carrying value in excess of the estimated fair value. This charge is classified within “Impairment charge” in our consolidated statement of operations for the year ended December 31, 2010.  An income-based valuation technique was used to measure fair value as of December 31, 2010 using information from discussions with prospective purchasers. As of December 31, 2010 the estimated fair value of the commercial launch materials was $250,000 and is classified as a non-current “Assets held for sale” in our consolidated balance sheet.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash, cash equivalents, and line of credit. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on their realized value.

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, oncology and respiratory disease. Using our internal discovery capabilities and our network of pharmaceutical and academic partners, we have assembled a promising pipeline of clinical and preclinical product candidates. The following is a summary of each of our primary programs:

•                  Infectious Disease — Respiratory Tract Infections. We have an exclusive worldwide license (excluding Japan) from Abbott Laboratories (“Abbott”) to develop and commercialize cethromycin (RestanzaTM), a second generation, once-a-day antibiotic for the treatment of respiratory tract infections. In December 2005, we initiated our pivotal Phase III clinical program for the treatment of mild-to-moderate CABP, the indication for which we are seeking FDA approval. In 2007, we successfully completed these two pivotal Phase III clinical trials. Cethromycin has been tested in approximately 5,600 human subjects in clinical trials to date. In September 2008, we submitted a NDA for the use of cethromycin in CABP.  In July 2009, we received a complete response letter from the FDA regarding cethromycin NDA for the outpatient treatment of adults with CABP. In its letter, the FDA indicated that they cannot approve the application for cethromycin in its current form and that, to gain approval, additional clinical data is required to demonstrate efficacy with defined statistical methodology. In August 2010, we reached an agreement with the FDA under the SPA process, on the design of our planned Phase III study of cethromycin to treat CABP.

•                  Infectious Disease — Biodefense. Along with our clinical work in the treatment of CABP, we are collaborating with several groups within the U.S. Government to evaluate cethromycin’s potential in preventing inhalation anthrax and other high-priority bioterror agents. In March 2007, the FDA designated cethromycin an Orphan Drug for the prophylactic treatment of patients exposed to inhalation anthrax and in May 2007, cethromycin was shown to be 100% protective against a lethal dose of inhaled anthrax in non-human primates. In August 2008, we announced that the Defense Threat Reduction Agency of the U.S. Department of Defense awarded us a two-year contract worth up to $3.8 million to fund NDA-enabling studies evaluating cethromycin’s efficacy in combating Category A and B bioterror agents such as Fransicella tularensis (tularemia), Yersinia pestis (plague) and Burkholderia pseudomallei (melioidosis).  In June 2009, we announced that a second non-human primate study involving cethromycin showed that a 14-day course of cethromycin achieved a 100% survival rate against an inhaled lethal dose of anthrax. In August 2009, we announced positive results from an animal study that was conducted to measure cethromycin’s therapeutic efficacy in treating inhalation anthrax after symptoms of infection had developed. In September 2009, the FDA granted Orphan Drug Designation to cethromycin for the prophylactic treatment of plague and tularemia. Also in September 2009, we announced positive top-line results from a pivotal, non-human primate study involving cethromycin demonstrating statistical significance at a 90% survival rate against an inhaled lethal dose of plague. In December 2009, we announced positive top-line results from a pivotal, non-human primate study involving cethromycin against an inhaled lethal dose of tularemia. A 14-day course of cethromycin achieved a 100% survival rate at the doses tested.  In March 2010, we announced that we received notice from BARDA that it has completed its initial technical evaluation of our funding proposal for advanced development of cethromycin as a biodefense countermeasure and identified it as a scientifically and technically sound proposal important to program goals and objectives that may require further development and may be recommended for acceptance subject to funds availability. We were invited to submit additional information to allow BARDA to make a final determination on the appropriateness of the proposal to enter into contract negotiations. We are engaged in ongoing discussions with BARDA in light of recent amendments to the Broad Agency Announcement that would fund the development of cethromycin, if awarded.  We also gained clarity from the FDA on the biodefense regulatory package required for submission in light of recent Anti-Infective Drugs Advisory Committee (“AIDAC”) meetings discussing the use of the FDA’s Animal Rule for approval of biodefense therapeutics. As anticipated, the FDA recommended that, in parallel with pivotal animal studies demonstrating efficacy under FDA’s Animal Rule, we should complete the CABP clinical program and gain market approval of the CABP NDA prior to submitting an amended NDA for the biodefense indications.

•                  Oncology.  ALS-357 is a compound that has shown evidence of anti-tumor activity against malignant melanoma in preclinical studies. Currently available therapies have not had significant success at prolonging survival for patients with melanoma that has spread beyond the primary growth site. We believe that ALS-357 has the potential for either a topical or systemic formulation. We have established an open investigational new drug application (IND) for ALS-357 with the FDA. In August 2007, the FDA designated ALS-357 an Orphan Drug for the topical treatment of metastatic melanoma. In addition to the lead compound, we also have a preclinical analogue program underway and are generating new compounds under our medicinal chemistry platform.  The ALS-357 program would require a partner to assist in the funding and advancement of this program.

•                  Respiratory Disease.  ALS-886 is a novel therapeutic in preclinical development for the treatment of inflammation-related tissue damage, including tissue damage associated with ARDS. Patients suffering from ARDS have a high fatality rate, and there are currently only limited treatment options available. We have established an IND application for ALS-886 with the FDA. We expect that the first clinical study will involve approximately 40 patients to determine the safety profile of the compound in human subjects. In July 2008, we began a collaboration with the United Kingdom’s Defence Science and Technology Laboratory to evaluate ALS-886 as a treatment for chemically induced lung injury.  The ALS-886 program would require a partner to assist in the funding and advancement of this program.

In addition to the compounds summarized above, we have additional product candidates in preclinical development coming from our natural products-based chemistry platform. We have not received FDA approval for any of our product candidates.  Our revenues to date have consisted solely of management fees, one-time or limited payments associated with our collaborations and government grant awards.  Our cumulative net loss was $140.9 million as of December 31, 2010, and we do not anticipate generating any revenue from the sale of cethromycin in the near term.  If we secure commercial partnerships, milestones received as a result of any of our commercial partnership agreements could be recognized as revenue depending on the underlying nature of the milestones.  Since our inception in 1999, we have financed our operations primarily through public and private equity offerings, loans from our founder, borrowings under our principal credit facility, and proceeds from sales of our common stock under Standby Equity Distribution Agreements and the Investment Agreement.  We will continue to do so until we are able to generate revenues from our product candidates, if ever.

At present, our liabilities are significantly greater than our assets, and there currently exist several payment and other defaults under our principal credit facility.  Due to the default status of our principal credit facility, it is possible, depending on the nature of any actions our lender would take, that we may need to file for bankruptcy.  As a result of our current lack of liquidity and the uncertainty in our ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about our ability to continue as a going concern.  In further recognition of our current financial situation, in January 2011, we publicly announced that with the oversight of our board of directors we intend to evaluate strategic alternatives, including a possible sale of the Company.  In addition, in order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization and as a result our ability to continue to fund our operations through the periodic issuance and sale of common stock could be limited in the foreseeable future.

Our Background

In June 1999, MediChem Life Sciences (“MediChem”), our former parent, exchanged its investment in 100% of the outstanding common stock of Advanced Life Sciences, Inc. (“ALS Inc.”) for nonvoting preferred stock issued by ALS Inc. affecting a spin-off of ALS Inc.  Prior to the spin-off, Dr. Michael Flavin, the sole stockholder, owned 100% of MediChem and ALS Inc., then a wholly-owned subsidiary of MediChem.  As a result of the spin-off, Dr. Flavin became the sole common stockholder of ALS Inc.  MediChem holds 100% of the preferred stock of our subsidiary, ALS Inc., which was issued in exchange for common stock held at the June 1999 spin-off. In 2004, Advanced Life Sciences Holdings, Inc. (“ADLS”) was created as part of a recapitalization, and ALS, Inc. became a subsidiary of ADLS.  ADLS has no preferred shares outstanding as of December 31, 2010.

In August 2005, we completed the initial public offering of common stock in which we sold 213,333 shares of common stock to the public at $150.00 per share, resulting in gross proceeds of $32.0 million. We also completed a concurrent offering of 20,000 shares to Abbott Laboratories in exchange for a $3.0 million reduction of a milestone payment obligation under our license agreement with Abbott Laboratories.  In September 2005, our underwriters exercised their option to purchase 3,333 shares to cover over-allotments resulting in additional gross proceeds of $500,000. In connection with these offerings, we paid approximately $2.3 million in underwriting discounts and incurred other offering expenses of approximately $1.5 million. The net cash proceeds from the offerings were approximately $28.7 million.

In March 2006, we raised approximately $33.4 million, net of underwriting discounts and offering expenses, in connection with the issuance of 341,115 shares of our common stock and warrants to purchase an additional 170,557 shares of its common stock at an exercise price of $114.30 per share.

In December 2006, we completed the sale of ALS Inc’s 50% equity interest in Sarawak MediChem Pharmaceuticals to the Sarawak Government for $1.0 million.  Upon the closing of the Stock Purchase Agreement, the Sarawak Government became the sole owner of Sarawak MediChem Pharmaceuticals and its HIV-therapeutic candidate, Calanolide A.  The net cash proceeds from the sale were approximately $940,000.  In connection with the sale, we made customary representations and warranties and provided indemnification for losses not to exceed the purchase price of $1.0 million.  The parties mutually agreed to waive any future legal claims otherwise arising out of the Sarawak MediChem Pharmaceuticals joint venture.

In December 2007, we raised approximately $17.9 million, net of underwriting discounts and offering expenses, in connection with the issuance of 339,702 shares of our common stock and warrants to purchase an additional 169,851 shares of our common stock at an exercise price of $64.50 per share.

In September 2008, in connection with our entry into a development and commercialization agreement, we entered into a stock purchase agreement with Wyeth (Wyeth was subsequently acquired by Pfizer and as a result will be referred to as “Pfizer” throughout this report).  Under the terms of agreement, Pfizer made an up-

front investment in ADLS by purchasing 62,953 shares of its common stock at a price of $27.24 per share for approximately $1.7 million, net of offering expenses, representing approximately 4.9% of our total then outstanding shares.  In August 2010 the development and commercialization agreement was terminated by mutual agreement among the parties.

In September 2008, we entered into the 2008 SEDA for the sale of up to $15.0 million of shares of our common stock over a two-year commitment period.  For the period of January 2009 through the end of the 2008 SEDA, we issued 329,466 shares to YA Global and received approximately $3.9 million.  In addition, in September 2008, we paid YA Global a commitment fee of $300,000 by issuing 13,111 shares of our common stock. The Company and YA Global agreed to terminate the 2008 SEDA in June 2009.

In June 2009, after terminating the 2008 SEDA, we entered into the 2009 SEDA for the sale of up to $15.0 million of shares of our common stock over a two-year commitment period.  For the period from June 2009 through March 10, 2010, we issued 1,651,640 shares to YA Master and received proceeds of approximately $11.7 million.  Shares of common stock sold under the 2009 SEDA in excess of $9.0 million were sold with the consent of our lender under our credit facility.  In March 2010, the Company and YA Master agreed to terminate the 2009 SEDA.

In July 2010, we completed a public offering of 379,188 units at a price of $4.20 per unit, raising approximately $1.6 million in gross offering proceeds and approximately $1.0 million in net proceeds after deducting placement agent fees and offering expenses payable by us.  Each unit sold in the offering consisted of (i) 3.33 shares of our common stock, (ii) 3.33 stock warrants to purchase shares of common stock at an exercise price of $1.26 per share and (iii) one warrant to purchase an additional unit, consisting of 3.33 shares of common stock and 3.33 stock warrants, at an exercise price of $4.20 per additional unit.  The stock warrants may be exercised at any time during the period commencing six months after the closing date and ending on the fifth anniversary of the closing date.  The exercise period for the unit warrants has expired. Prior to expiration, we issued 1,206,560 shares of common stock and 1,206,560 additional stock warrants through the exercise of unit warrants and received an additional $1.5 million in gross proceeds as a result of these exercises. Dawson James acted as the placement agent for the offering.  In addition to cash placement agent fees, we issued to Dawson James a compensation warrant to purchase 50,558 shares of common stock at an exercise price of $2.02 per share.

In July 2010, acting through the independent audit committee of our board of directors, we entered into an agreement with Dr. Flavin, our Chief Executive Officer, providing that our $2.0 million promissory note with Dr. Flavin would be exchanged for 1,587,301 shares of our common stock.  The price of $1.26 per share used in the exchange was the same price per share used in our July 2010 public equity offering.  As a result of the exchange, the promissory note was cancelled and retired.

In September 2010, we entered into the 2010 SEDA for the sale of up to $10.0 million of shares of our common stock over a two-year commitment period.  Under the terms of the 2010 SEDA, between October 2010 and January 2011, we sold 1,737,769 shares of our common stock to YA Master at a discount to the current market price of 5% and received proceeds of approximately $1.1 million.  Additionally, we paid to YA Master a commitment fee of $100,000 by issuing 66,137 shares of our common stock. In January 2011, the Company and YA Master agreed to terminate the 2010 SEDA.

In January 2011, we entered into an Investment Agreement with Dutchess for the sale of up to $5.0 million of shares of our common stock over a period of two years.  Under the terms of the Investment Agreement, we may sell from time to time, in our discretion, newly-issued shares of our common stock to Dutchess at a discount to a recent average market price of 5%.  Additionally, we paid to Dutchess a commitment fee of $50,000 by issuing 82,508 shares of our common stock.  Through April 5, 2011 we have issued 1,580,120 shares to Dutchess, including the shares issued as a commitment fee, and received proceeds of approximately $0.7 million.  As a result of our current lack of liquidity and the uncertainty in our ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about our ability to continue as a going concern.  In addition, in order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization and as a result our ability to continue to fund our operations through the periodic issuance and sale of common stock could be limited in the foreseeable future.

Our Strategy

Our objective is to become a fully integrated pharmaceutical company that discovers and develops small molecule therapeutics to treat life-threatening diseases in the areas of infectious disease, oncology and respiratory disease, and then market these products directly to healthcare providers including, but not limited to, physicians and hospitals. We plan to sustain our drug development pipeline through our internal drug discovery capabilities and by opportunistically in-licensing promising compounds that fit into our areas of focus. Specific key aspects of our strategy include the following:

Maximize the Commercial Potential of Cethromycin

We currently intend to focus a significant portion of our business efforts on the regulatory approval and commercialization of cethromycin for the treatment of CABP. This includes a plan to evaluate strategic alternatives, including a possible sale of the Company, with the goal of maximizing stockholder value. Human clinical trials have been performed to determine the safety and efficacy of cethromycin in approximately 5,600 human subjects. In November 2007, we completed our pivotal Phase III clinical trials for the treatment of mild-to-moderate CABP using a 300 mg once-daily dosing regimen. In September 2008 we submitted an NDA for the use of cethromycin in mild-to-moderate CABP.  In June 2009, the FDA AIDAC reviewed the cethromycin NDA. The AIDAC voted that cethromycin demonstrated safety for the outpatient treatment of adults with mild-to-moderate CABP, but voted that cethromycin did not demonstrate efficacy in the treatment of CABP. The committee’s negative vote on the drug candidate’s efficacy followed a discussion that the cethromycin NDA included data on patients with mild-to-moderate disease and that the new draft guidance for developing treatments for CABP, released in March 2009, requires the enrollment of more severe CABP patients for approval in the outpatient CABP indication. Our pivotal Phase III program included in the NDA was designed and conducted under prior FDA guidance and before the new draft guidance was released. In July 2009, we received a complete response letter from the FDA regarding cethromycin NDA for the outpatient treatment of adults with CABP.  In its letter, the FDA indicated that they cannot approve the application for cethromycin in its current form and that, to gain approval, additional clinical data is required to demonstrate efficacy with defined statistical methodology.  In March 2010, we met with officials from the FDA’s Anti-Infectives Division to gain clarity on the registration pathway for cethromycin and in the meeting, the FDA guided that, to assess the approvability for cethromycin to treat CABP, we should establish a SPA using a superiority clinical trial design comparing cethromycin to a marketed macrolide antibiotic in two clinical trials. In light of this guidance, we worked with the FDA to finalize a SPA using a superiority design for the outpatient CABP indication and in August 2010 we reached an agreement with the FDA, under the SPA process, on the design of our planned Phase III study of cethromycin to treat CABP.  The trial is the first prospectively designed superiority study to be conducted in CABP.

Advance our Biodefense Program

Along with our clinical work in the treatment of CABP, we are collaborating with several groups within the U.S. Government to evaluate cethromycin’s potential in preventing inhalation anthrax and other high-priority bioterror agents. In March 2010, we announced that we received notice from the BARDA of the U.S. Department of Health and Human Services that it has completed its initial technical evaluation of our funding proposal for advanced development of cethromycin as a biodefense countermeasure and identified it as a scientifically and technically sound proposal important to program goals and objectives that may require further development and may be recommended for acceptance subject to funds availability. We were invited to submit additional information to allow BARDA to make a final determination on the appropriateness of the proposal to enter into contract negotiations. We are engaged in ongoing discussions with BARDA in light of recent amendments to the Broad Agency Announcement that would fund the development of cethromycin, if awarded. Related to this development, we also gained clarity from the FDA on the biodefense regulatory package required for submission in light of recent AIDAC meetings discussing the use of the FDA’s Animal Rule for approval of biodefense therapeutics. As anticipated, the FDA recommended that, in parallel with pivotal animal studies demonstrating efficacy under FDA’s Animal Rule, we should complete the CABP clinical program and gain market approval to the CABP NDA prior to submitting an amended NDA for the biodefense indications. In November 2010, we announced that we submitted a full proposal to NIAID. The proposal requests $38 million over 5 years for the development of an IV formulation of our novel antibiotic, cethromycin to therapeutically treat anthrax, tularemia and plague. In addition, the proposal includes pre-clinical development as well as funding for four Phase 1 clinical trials and a Phase 2 clinical trial to evaluate the safety and efficacy of IV cethromycin in patients hospitalized with moderate-to-severe CABP.

Advance the Development of our Oncology and Respiratory Disease Product Candidates as Funds are Available or Through a Partnership

While the development of cethromycin remains our highest priority, we intend to leverage our existing clinical trial experience to advance product candidates in our oncology and respiratory disease programs through clinical trials. For instance, to develop ALS-357 for the treatment of malignant melanoma, we plan to begin a Phase I/II clinical trial with a topical formulation to test safety and provide preliminary data regarding efficacy. We also plan to develop a systemic formulation of ALS-357 and initiate related clinical trials. To advance ALS-886 for the treatment of inflammation-related tissue damage, we plan to conduct Phase I clinical trials that test safety and provide preliminary data regarding efficacy in preventing lung tissue damage in ARDS patients.

Leverage our Drug Discovery and Development Capabilities

We intend to expand our product portfolio by exploiting and enhancing our internal drug discovery and development capabilities using our integrated chemistry and biology skills. We plan to continue utilizing our integrated chemistry and biology drug discovery platform to design, optimize and evaluate high-potential product candidates.

Continue to Develop Strategic Collaborations

We plan to continue developing relationships with key pharmaceutical and biotechnology companies, governmental institutions and academic laboratories in order to in-license promising compounds that are not core to their strategy but fit closely with our corporate strengths. We also intend to identify co-development partners for the out-licensing of certain product candidates. Further, we may choose to establish collaborative partnerships through which certain of our clinical candidates can be marketed and commercialized.

Advance Commercial Strategy and Marketing Efforts

For situations in which a large sales force is required to access the market, and for markets outside the United States, we generally plan to commercialize our product candidates through a variety of collaboration arrangements with leading pharmaceutical companies and contract sales organizations. We will consider retaining U.S. marketing and sales rights or co-promotion rights for certain of our products that we believe can be marketed through a focused sales force targeting specialists and high patient volume physicians.

Our Lead Program

In December 2004, Abbott Laboratories granted us an exclusive worldwide license, except in Japan, to commercialize cethromycin, our most advanced product candidate. Cethromycin is a second generation once-a-day oral antibiotic from the ketolide-class used in the treatment of respiratory tract infections. Over the last decade, the rapid rise in severe and fatal infections caused by antibiotic-resistant bacteria has posed a serious threat to public health. There is a need to discover new antibiotics that are effective against resistant bacteria. As a new class of antibiotics, ketolides have shown activity against penicillin- and macrolide-resistant Gram-positive pathogens. Cethromycin has demonstrated activity toward drug-resistant Streptococcus pneumoniae and Haemophilus influenzae, two of the pathogens commonly found in CABP, when compared to the published data on antibiotics currently on the market. Cethromycin has also shown in vitro evidence of an extended post-antibiotic effect, meaning that the suppression of bacterial growth persists in the absence of measurable antibiotic concentration.

In December 2005, we initiated our pivotal Phase III clinical program for the treatment of mild-to-moderate CABP, which enrolled a total of 1,106 patients and were successfully completed in 2007. Cethromycin reported per protocol clinical cure rates of 94.0% in trial CL05-001 (comparator, Biaxin, was 93.8%) and 91.5% in trial CL06-001 (comparator, Biaxin, was 95.9%).  In February 2008, we announced that both the therapeutic and supratherapeutic doses of cethromycin showed no signal of any electrocardiographic effects and hence supported its favorable cardiac safety profile, the results from a thorough QT study of cethromycin (trial CL07-001). In September 2008, we submitted a NDA for the use of cethromycin in outpatient CABP. In June 2009, the FDA AIDAC reviewed the cethromycin NDA and voted that cethromycin demonstrated safety for the outpatient treatment of adults with mild-to-moderate CABP but did not demonstrate efficacy in the treatment of CABP due to release of the new FDA draft guidance for developing treatments for CABP in March 2009, which requires the enrollment of more severe CABP patients for approval in the outpatient CABP indication. In July 2009, we received a complete response letter from the FDA, stating that cethromycin NDA cannot be approved in its current form and that, to gain approval, additional clinical data is required to demonstrate efficacy.  In August 2010 we reached an agreement with the FDA, under the SPA process, on the design of our planned Phase III study of cethromycin to treat CABP.  The trial, if and when initiated, will be the first prospectively designed superiority study to be conducted in CABP.

Market Overview

Bacterial infections occur when bacteria that naturally exist in the body, or that are acquired through inhalation, ingestion or direct penetration, are not controlled by the normal immune defense system. These uncontrolled bacteria can multiply and either excrete toxins or provoke the immune system to mount a response, in either case damaging tissue. Antibiotics work by binding to specific targets in a bacterial pathogen, thereby inhibiting a function that is essential to the pathogen’s survival. Many antibiotics were developed and introduced into the market during the 1970s and 1980s and have proven to be effective in treating most bacterial infections. We believe this historic efficacy prompted pharmaceutical companies to shift their resources to other areas of drug discovery and development. As a result, very few antibiotics from new chemical classes have been introduced in the last several years.

Antibiotic resistance is widely considered a significant threat to public health, and the problem continues to worsen. The Centers for Disease Control continues to report on new strains of bacteria that are resistant to one or more antibiotics currently on the market. The increasing prevalence of drug-resistant bacteria has led to prolonged illnesses and hospitalizations, increased healthcare costs and significantly higher mortality rates. As a result, there is a strong demand for new treatments that are more effective against resistant strains and do not show potential for inducing the rapid development of additional resistant strains. We do not believe that this demand for new antibiotic therapies is being met by large pharmaceutical companies because of a shift in research and development focus in these companies toward chronic conditions that require sustained medication over long periods of time.

Respiratory tract infections arise when bacterial infections develop in the inhalation passageway, including the nose, throat, sinuses and lungs. The four main types of respiratory tract infections are pneumonia, bronchitis, pharyngitis and sinusitis. Many of these bacterial infections can be life threatening if not treated quickly. Bacterial pneumonia, which involves an infection of the lung itself, is the most severe of the common respiratory tract infections. Pneumonia is often classified as CABP or hospital acquired pneumonia, depending upon the setting in which contraction of the bacterial infection occurred. The Textbook of Primary and Acute Care Medicine estimates that, in the United States alone, there are approximately 5-6 million cases of mild-to-moderate CABP each year.

Current Treatment Options and Limitations

Until recently, there have been three main classes of antibiotics prescribed for respiratory tract infections such as CABP. These are semi-synthetic penicillins (also known as beta-lactams), such as Augmentin® (amoxicillin and clavulanate potassium) sold by GlaxoSmithKline; macrolides, such as erythromycin or Zithromax® (azithromycin) sold by Pfizer; and fluoroquinolones, such as Cipro® (ciprofloxacin) sold by Bayer. Penicillins, macrolides and fluoroquinolones have all been shown to have certain shortcomings with respect to the treatment of respiratory tract infections. Studies have shown that, in the United States, approximately 26% of Streptococcus pneumoniae isolates, the most common pathogens that cause respiratory tract infections such as CABP, are resistant to macrolides. In addition, numerous reports in the medical literature have noted the emergence of penicillin-resistant pneumococci. The wide use of fluoroquinolones increases the potential for development of bacterial resistance, cross-resistance to the same or other classes of antibiotics as well as promotes Clostridium difficile associated disease. Further, in July 2008, the FDA requested manufacturers of fluoroquinolones to include a black box warning for tendon damage. In March 2009, Tygacil® (tigecycline), a tetracycline derivative sold by Pfizer, was approved by the FDA for the in-patient treatment of community-acquired bacterial pneumonia. In addition, Zyvox® (linezolid), an oxazolidinone analogue sold by Pfizer, is marked to treat nosocomial pneumonia.

Increased bacterial resistance to many of the currently available antibiotics has been caused by certain common medical practices and sociological factors. By necessity, a wide variety of antibiotics are often administered before the specific disease-causing pathogen has been identified. Bacterial resistance is fostered through the erroneous prescription of antibiotics for non-bacterial infections. The lack of full patient compliance with prescribed courses of therapies has further contributed to bacterial resistance against currently marketed antibiotics. Patients will frequently discontinue a prescribed dosing regimen after symptoms subside, but bacteria that are not entirely eradicated may re-emerge in resistant forms.

ALS Solution

We are developing cethromycin, a second generation once-a-day oral antibiotic from the ketolide class, in response to the emerging antibiotic resistance observed in the treatment of CABP. Prior to the initiation of our clinical trials, cethromycin had been tested by Abbott Laboratories in approximately 4,400 human subjects during clinical trials. As of November 2007, we successfully completed two pivotal Phase III clinical trials of cethromycin for the treatment of mild-to-moderate CABP. We also intend to evaluate opportunities for cethromycin in the treatment of other types of bacterial infections.

Based on publicly available data regarding current antibiotic compounds, we believe that there is a potential opportunity for further development of cethromycin in the treatment of respiratory tract infections for a number of reasons:

•                  cethromycin has shown higher in vitro potency and a broader range of activity than macrolides against Gram-positive bacteria associated with respiratory tract infections;

•                  cethromycin appears to be effective against penicillin-, macrolide- and fluoroquinolone-resistant bacteria;

•                  cethromycin has a mechanism of action, unique to ketolides, that may slow the onset of future resistance;

•                  cethromycin has shown specific activity against Gram-positive pathogens, unlike fluoroquinolones, while leaving normally-present Gram-negative bacteria undisturbed;

•                  cethromycin has shown in vitro evidence of extended post-antibiotic effects against the pathogens commonly seen in respiratory tract infections;

•                  cethromycin, unlike Ketek®, has not demonstrated visual disturbance side effects in clinical trials;

•                  cethromycin exhibits promising activity against the USA300 strain of community-associated methicillin-resistant Staphylococcus aureus (CA-MRSA), which has been implicated in recent outbreaks in the USA and is resistant to many currently marketed antimicrobial agents;

•                  cethromycin has demonstrated potent activity against serotype 19A of S. pneumoniae strains, which has recently emerged, due to widespread use of the 7-valent protein-conjugated pneumococcal vaccine (PCV-7), to cause invasive pneumococcal disease and are resistant to many antibiotics; and

•                  cethromycin has shown in vitro activities against multiple CDC Category A and B bioterror agents such as Bacillus anthracis, Fransicella tularensis, Yersinia pestis and Burkholderia pseudomallei and has demonstrated 100% protection of anthrax assault in the post-exposure prophylactic monkey model.

We believe that cethromycin, if approved, would address a growing need in the marketplace to overcome bacterial resistance.

Abbott Laboratories Collaboration

In December 2004, we entered into an agreement with Abbott Laboratories under which we acquired from Abbott Laboratories a license to certain patent applications, patents and proprietary technology relating to cethromycin. The term of the agreement commenced on December 13, 2004 and continues until the expiration of the last patent licensed under the agreement, unless the agreement is otherwise terminated. The primary patent licensed under the agreement, used by us in connection with cethromycin, expires in the U.S. on September 4, 2016, and in most foreign countries or jurisdictions on September 2, 2017, all subject to any term restoration that may be granted for the time necessary for regulatory approval in each respective jurisdiction. Upon the expiration of the license agreement, we maintain a non-exclusive, perpetual and irrevocable license to use Abbott Laboratories’ proprietary technology and other types of information directly related or used in connection with cethromycin and its manufacture into pharmaceutical products without any further payment obligations to Abbott Laboratories, except for those payment obligations accruing prior to such expiration. The agreement may be terminated by either party on 30 days notice if the other party ceases its business operations or if the other party passes a resolution or a court of competent jurisdiction makes an order for winding up its business. Either party may also terminate the agreement for material breach if not cured within 90 days of notice or if not cured within 30 days of notice if the breach relates to a payment provision. Finally, we have the right to sublicense our rights under the agreement at our discretion. Under the terms of the agreement we paid $23.0 million to date in license fees and milestones and issued 57,418 shares of our common stock to Abbott Laboratories.

As previously disclosed in a Form 8-K filed with the SEC on March 30, 2009, we alleged in a notice of dispute delivered to Abbott Laboratories that Abbott had breached its obligations under the license agreement for cethromycin entered into between the Company and Abbott Laboratories on December 13, 2004.  Subsequent to delivering the notice of dispute, we initiated arbitration proceedings against Abbott Laboratories under the alternative dispute resolution provisions of the license agreement.  On September 30, 2009, prior to the completion of arbitration proceedings, the Company and Abbott Laboratories entered into a binding term sheet in settlement of the dispute.  The binding term sheet provides for certain amendments to the license agreement.  The license agreement was amended to restructure the $30.0 million lump sum milestone payment due from the Company to Abbott Laboratories upon U.S. regulatory approval of cethromycin, such that $20.0 million is payable within twenty days of U.S. regulatory approval, $5.0 million is payable within 6 months of U.S. regulatory approval and $5.0 million is payable within 12 months of U.S. regulatory approval.  In addition, the license agreement was amended to reduce the royalty due from the Company to Abbott Laboratories by two percentage points per tier such that we will owe Abbott Laboratories royalty payments of 17% on the first $100.0 million of aggregate net sales of cethromycin, 16% on net sales once aggregate net sales exceed $100.0 million but are less than $200.0 million, and 15% on all net sales once aggregate net sales exceed $200.0 million.  Finally, the terms to pay to Abbott Laboratories $2.5 million upon cethromycin reaching $200.0 million in aggregate net sales and $5.0 million upon the drug reaching $400.0 million in aggregate net sales was unchanged.

Other Collaborations and License Agreements

In addition to our collaborations with Abbott Laboratories Laboratories, we have entered into a number of license agreements for intellectual property and other rights needed to develop our products.

University of Illinois at Chicago. In 1999, we acquired an exclusive worldwide license, under patent rights and know-how controlled by the University of Illinois at Chicago, to develop, make, use and sell ALS-357 and related compounds to treat melanoma and other forms of cancer. In consideration for this license, we paid an upfront license fee of $15,000 upon the execution of the agreement. We are also obligated to make up to

$135,000 in aggregate milestone payments upon the achievement of various development and commercialization milestones for each of ALS-357 and any other compound developed by us under the licensed technology. To date, we have paid $10,000 in milestone payments which resulted from an IND for ALS-357 filed with the FDA in December 2004. Under the terms of the agreement, we are obligated to reimburse the university for past patent preparation, filing and prosecution expenses, and have agreed to reimburse the university for similar expenses related to foreign patents throughout the term of the agreement. To date we have paid the university approximately $538,000 for patent reimbursement.  In addition, we agreed to pay royalties equal to 6% of net sales to the university based on sales of licensed products by us, our affiliates and sublicensees, as well as a percentage of all other income we receive from sublicensees, but in any event, a minimum royalty of $5,000 annually once commercial sales commence.

Baxter International. As part of our spin-off from MediChem Life Sciences in 1999, we obtained the entire right, title and interest to certain patented inventions relating to ALS-886 that were assigned by Baxter International, Inc. to Dr. Michael T. Flavin. We have assumed the obligation of Dr. Flavin to pay Baxter International, Inc., as a payment for the assignment, 3% of net sales of ALS-886. Further, we are also obliged to share with Baxter International, Inc. 50% of the sublicensing fees we collect, other than royalties. In addition, if we sell the ongoing business of making, using or selling ALS-886, we are obligated to pay Baxter International, Inc. 50% of the fair market value of the right or license to manufacture, use or sell ALS-886 that is conveyed as part of the sale.

Intellectual Property

Patents and Trade Secrets

We have assembled a broad intellectual property portfolio encompassing the use, methods of preparation and methods of manufacture for our product candidates in the areas of infectious disease, oncology and respiratory disease. We currently have exclusive access to 42 issued U.S. and international patents. In addition, 10 U.S. and international patent applications have been filed and are in various stages of processing.

Key U.S. Patents and Expiration Dates

Drug Candidate	U.S. Patent Number	Expiration Date
Cethromycin	5866549	9/4/2016
ALS-357	5658947	8/19/2014
ALS-886	5504111	4/2/2013

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that we may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, there can be no assurance that this patent coverage will be broad enough to prevent third parties from developing or commercializing similar or identical technologies and thus the rights granted under any issued patents may not provide us with any meaningful competitive advantages against our competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. There can also be no assurance that our technologies will not be deemed to infringe the IP rights of third parties or that we will be able to acquire licenses to the IP rights of third parties under satisfactory terms or at all.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. We believe that our most significant competitors are Aventis, Pfizer, GlaxoSmithKline and Johnson & Johnson.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

We rely upon our collaborators for support in advancing certain of our product candidates and intend to rely on our collaborators for the commercialization of these products. Our collaborators may be conducting multiple product development efforts within the same disease areas that are the subjects of their agreements with us. Generally, our agreements with our collaborators do not preclude them from pursuing development efforts using a different approach from that which is the subject of our agreement with them. Therefore, any of our product candidates may be subject to competition with a product candidate under development by a collaborator.

There are also a number of companies working to develop new drugs and other therapies for these diseases that are undergoing clinical trials. The key competitive factors affecting the success of all of our product candidates are likely to be their efficacy, safety, price and convenience. See ‘‘Risk Factors—We will face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.’’

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government Regulation

In the United States, the FDA regulates and approves drugs under the Federal Food, Drug, and Cosmetic Act. If we fail to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.The steps required before a drug may be marketed in the United States include:

•                  preclinical laboratory tests, animal studies and formulation studies under the FDA’s good laboratory practices regulations;

•                  submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•                  adequate and well-controlled clinical trials in accordance with FDA good clinical practice regulations, to establish the safety and efficacy of the product for each indication;

•                  submission to the FDA of an NDA;

•                  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices; and

•                  FDA review and approval of the NDA.

Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these issues are unresolved, the FDA may not allow the clinical trials to commence.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board before it can begin. Phase I clinical trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance and pharmacodynamics and, if possible, to gain an early indication of its effectiveness.

Phase II clinical trials usually involve controlled trials in a limited patient population to:

•                  evaluate dosage tolerance and appropriate dosage;

•                  identify possible adverse effects and safety risks; and

•                  evaluate preliminarily the efficacy of the drug for specific indications.

Phase III clinical trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and has a favorable risk/benefit profile. In addition, FDA inspects selected clinical trial sites for good clinical practice compliance to ensure the clinical trial data quality and integrity.

Under the Pediatric Research Equity Act of 2003 NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. In most cases, the NDA must be accompanied by a substantial user fee.

Before approving an application, the FDA will inspect the facility or the facilities where the product is manufactured. The FDA will not approve the product unless current good manufacturing practices compliance is considered satisfactory. The FDA will issue an approval letter if it determines that the application, manufacturing process and manufacturing facilities are acceptable. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable; it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. In June 2010, as part of the testimony for a hearing of the U.S. Congress Committee on Energy and Commerce, Subcommittee on Health, our Chief Executive Officer commented on the challenges that we and other innovator companies have faced in the clinical development and regulatory approval of new antibiotics to improve public health. The FDA may also limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an application, the FDA may require post-marketing testing and surveillance to monitor the product’s safety or efficacy. In addition, holders of an approved NDA are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to current good manufacturing practices after approval. The FDA periodically inspects manufacturing facilities to assess compliance with current good manufacturing practices, which imposes numerous procedural and documentation requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with current good manufacturing practices and other regulations.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our product candidates. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product, or the failure to comply with requirements, may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

FDA’s “Animal Efficacy Rule”

The FDA’s “Animal Efficacy Rule” allows for approval of new drug products based on animal data when adequate and well-controlled efficacy studies in humans cannot be ethically conducted because the studies would involve administering a potentially lethal or permanently disabling toxic substance or organism to healthy human volunteers. Approval of a drug under the “Animal Efficacy Rule” is subject to certain post-approval commitments, including the submission of a plan for conducting post-marketing studies, post-marketing restrictions to ensure safe use (if deemed necessary), and product labeling information intended for patient advising that, among other things, indicates the product’s approval was based on efficacy studies conducted in animals alone.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sale and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by biotechnology and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Pricing and Reimbursement

In both domestic and foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third party payors. Third party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been, and we expect there will continue to be, a number of legislative and regulatory proposals and enactments to change the healthcare system in ways that could significantly affect our business, such as the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 signed into law in March 2010. We anticipate that Congress, state legislatures and the private sector will continue to consider and may adopt healthcare policies intended to curb rising healthcare costs. These cost containment measures include:

•                  controls on government funded reimbursement for medical products and services;

•                  controls on healthcare providers;

•                  challenges to the pricing of medical products and services or limits or prohibitions on reimbursement for specific products and therapies through other means;

•                  reform of drug importation laws; and

•                  expansion of use of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third party payors fail to provide adequate coverage and reimbursement for pharmaceuticals in an effort to contains costs.  In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the downward pressure on pharmaceutical pricing.

Employees

We currently employ 16 people of which there are 5 in research and 11 in administration.  Our employees are not represented by any collective bargaining agreements and we believe our employee relations are good.

On February 25, 2011, we announced that our Chief Executive Officer informed the Company’s employees that as a measure to help address its liquidity issues, the Company would implement a Company-wide compensation reduction plan that would reduce salaries of impacted employees by 30%-50%.  Included in this reduction were all of our officers with whom we have entered into employment agreements.  In connection with this cost-savings plan, we also announced the departure of Dr. David Eiznhamer, Executive Vice President of Clinical Affairs.

Properties

Our corporate offices and chemistry and biology laboratories are located in the Advanced Life Sciences Product Development Center in Woodridge, Illinois. The Product Development Center consists of approximately 9,440 square feet of office space. We believe that our current facilities are adequate to meet our needs for the foreseeable future. Our facilities are leased and our current lease expires in September 2012. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are available free of charge through our website (www.advancedlifesciences.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington DC 20549.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position
Michael T. Flavin, Ph.D.,	55	Chairman and Chief Executive Officer
John L. Flavin	42	Chief Financial Officer and Director
Suseelan R. Pookote, Ph.D.	57	Executive Vice President of Corporate Development
Ze-Qi Xu, Ph.D.	49	Executive Vice President and Chief Scientific Officer
Patrick W. Flavin, J.D.	36	Chief Legal Counsel
Scott F. Meadow	57	Director
Terry W. Osborn, Ph.D.	67	Director
Richard A. Reck	61	Director
Israel Rubinstein, M.D.,	59	Director
Rosalie Sagraves, Pharm.D.,	65	Director
Thomas V. Thornton	45	Director

Michael T. Flavin, Ph.D., 54, founded Advanced Life Sciences, Inc. in 1999 and is our Chairman and Chief Executive Officer. Prior to founding the Company, Dr. Flavin was the Chairman and Chief Executive Officer of MediChem Life Sciences, Inc., a drug discovery technology and services company that he also founded. Dr. Flavin took MediChem from start-up in 1987 through many stages of development, including the completion of MediChem’s private placement, the acquisition and integration of ThermoGen and Emerald Biostructures as MediChem subsidiaries and MediChem’s initial public offering in October 2000. MediChem was acquired in March 2002 by deCODE genetics, Inc. Dr. Flavin was the Chief Executive Officer of MediChem, as a subsidiary of deCODE genetics, Inc., through May 2002. Dr. Flavin received a B.S. in Chemistry from the University of Notre Dame, a Ph.D. in Medicinal Chemistry from the University of Illinois at Chicago and he completed a postdoctoral fellowship at Harvard University. Dr. Flavin is the brother of John L. Flavin, our President, Chief Financial Officer and director and Patrick W. Flavin, our Chief Legal Counsel. Dr. Flavin’s experience in founding and building life science companies is integral to the Company and its mission. His scientific understanding along with his corporate vision and operational knowledge provide strategic guidance to the Company and the board of directors.

John L. Flavin, 42, President, Chief Financial Officer and Director joined the Company in June 2002 as Executive Vice President and Chief Financial Officer. He was elected to our board of directors in 2003 and promoted to President in 2004. He led the Company’s initial public offering in 2005 and subsequent follow-on equity offerings. He oversees all business, financial and operational activities of the Company. Prior to joining Advanced Life Sciences in 2002, he was instrumental in building MediChem Life Sciences, Inc. from six (6) people in 1991 to over 230 by 2002. He helped lead MediChem’s private equity financing in 1999, successful initial public offering in 2000 and its acquisition by DeCODE genetics, Inc. in 2002. Mr. Flavin was the Chief Operating Officer and a director of MediChem and was responsible for the acquisition and management of Emerald Biostructures, ThermoGen and AXAS, which became subsidiaries of MediChem. Mr. Flavin was named the Marquette University College of Business Young Alumnus of the year in 2005 and is a KPMG Illinois High Tech Award winner. Mr. Flavin serves on the Lewis University President’s Council of Regents and is a Marquette Circles Host Committee Member. He guest lectures regularly at the University of Chicago Booth Graduate School of Business in the area of biotechnology entrepreneurship. Mr. Flavin holds a B.S. in Business Administration from Marquette University and an M.B.A. from Lewis University. Mr. Flavin is the brother of Michael T. Flavin, Ph.D., our Chairman and Chief Executive Officer, and Patrick W. Flavin, our Chief Legal Counsel. Mr. Flavin has significant experience in building biomedical companies and brings a specific focus of financing and operations to the board of directors. Mr. Flavin’s expertise on the practicalities of raising capital in the public and private markets is well respected by the board of directors and his service as an executive officer of the Company provides the board of directors with a detailed understanding of the Company’s operations.

Suseelan R. Pookote, Ph.D., joined us in March 2001 as Executive Vice President of Corporate Development. Prior to joining us, Dr. Pookote worked at Monsanto from 1980 to 2000, where he had responsibility for technology and business development in a variety of industry segments such as food, nutrition, biotechnology and specialty chemicals. At Monsanto, Dr. Pookote concentrated on technology evaluation, licensing and corporate transactions, including the negotiation of technology licensing deals with academic institutions. Dr. Pookote received his Ph.D. in Chemical Engineering from Northwestern University.

Ze-Qi Xu, Ph.D., joined us as Executive Vice President and Chief Scientific Officer in October 2002. Prior to joining us, from January 2000 until September 2002, Dr. Xu was the Vice President of Strategic Drug Development of MediChem Life Sciences, Inc., where he oversaw the discovery and preclinical development of ALS-886 and ALS-357. Dr. Xu has published 54 articles and holds 21 patents in the fields of infectious disease and cancer. Dr. Xu earned a B.S. degree in Chemistry from Jiangxi Normal University (China), a M.S. degree in Organic Chemistry from Shanghai Medical University and a Ph.D. in Organic Chemistry from the Shanghai Institute of Organic Chemistry. He performed his postdoctoral fellowships at Clemson University and the Michigan Cancer Foundation.

Patrick W. Flavin, J.D., joined us in November 2002 as legal counsel. He was promoted to Chief Legal Counsel in 2004. Prior to joining us, Mr. Flavin served as a counsel to the Illinois Speaker of the House from January 2002 to November 2002. Prior to this position, he was the Director of Legal Affairs for MediChem Life Sciences, Inc. from May 2000 to September 2001, where he managed the in-house legal staff and outside legal counsel. Mr. Flavin obtained his B.A. from Providence College and received his J.D. from DePaul University College of Law. Mr. Flavin is the brother of Michael T. Flavin, Ph.D., our Chairman and Chief Executive Officer, and John L. Flavin, our President and Chief Financial Officer.

Scott F. Meadow, 57, joined our board of directors in August 2005. Mr. Meadow is the Faculty Director of Global Initiatives and clinical professor of entrepreneurship at the University of Chicago Graduate School of Business, a position he has held since 2000. Mr. Meadow has been an Associate Partner at Edgewater Growth Capital Partners and remains a Senior Advisor. He is a principal investor in the private equity industry and has spent 25 years as a general partner, most recently at Sprout Group. Before joining Sprout Group, Mr. Meadow was a general partner focused on healthcare investing. Representative investments include the Coventry Corporation, HEALTHSOUTH Corporation, Sunrise Senior Living, Inc., Sunrise International, Managed Health Network, Inc., Aspen Education Services, Pathology Partners Inc., Heritage Healthcare, Inc. and MedPartners. In addition to his experience in the healthcare field, Mr. Meadow has been active in the consumer services sector, organizing The Sports Authority, Inc., CompUSA and Staples, Inc. Mr. Meadow holds a B.A. from Harvard College and an M.B.A. from the Harvard Business School. Mr. Meadow has over 25 years of experience as a principal investor in the private equity industry, a general partner in healthcare investing, and a contributor in the consumer services sector. His background working with investment bankers, as well as his instinctive financial perspective and experience in organizing companies, adds value to our board of directors. Mr. Meadow also brings excellent leadership skills to his role of Compensation Committee chair.

Terry W. Osborn, Ph.D., 67, joined our board of directors in July 2001. Dr. Osborn is a pharmaceutical executive with significant experience in establishing strategic direction to develop sales and enhance profitability in startup, growth and turnaround environments. Since July 2010, he has been a member of Heartland Bio Ventures of the Kansas Bioscience Authority.  In 2008, Dr. Osborn became the founding CEO of AbaStar MD x ™ Inc., a molecular diagnostic company that he helped to co-found, which is developing proprietary blood-based gene expression and molecular diagnostic tests for the accurate diagnosis of mental disorders and neurodegenerative diseases. From July 2006 to 2008 Dr. Osborn assisted with the initial public offering of WaferGen Bio-Systems, Inc., which develops, manufactures, and sells systems for genome analysis for the life science and pharmaceutical industries. From 2002 until 2006, he was the President and Chief Executive Officer of Gene Express, Inc., a genomics company in Chicago, Illinois. From 1999 until July 2002, Dr. Osborn was the CEO of Pharmaceutical Development Center, a contract formulation, development and current good manufacturing practices manufacturer of biopharmaceutical and pharmaceutical drugs. He was also the co-founder, President and Chief Executive Officer of Health Advance Institute, a National Clinical Research Organization providing clinical research services to pharmaceutical and biotechnology companies. His initial research and development, clinical research, manufacturing, distribution and business experience was gained at American Hospital Supply Corporation, Eli Lilly & Company, and Nichols Institute. Dr. Osborn received his Ph.D. in Biochemistry from the University of California at Riverside and his M.B.A. from Pepperdine University. Dr. Osborn’s significant experience in establishing strategic direction to increase sales and enhance profitability in startup, growth and turnaround environments are a key asset to the board of directors. He brings significant insight in relationship building, the drug development process, and scientific, operational and regulatory aspects of clinical trials.

Richard A. Reck, 61, joined our board of directors in August 2005. Mr. Reck is the founder and President of Business Strategy Advisors, a consulting firm, a position he has held since August 1, 2002 and he is a Certified Public Accountant. Mr. Reck had been a partner with KPMG LLC for nearly 30 years, having served as the National Partner-in-Charge of the Software Strategic Consulting Practice as well as the National Partner-in-Charge of the Software and Services Practice. He is currently a member of the board of directors of Merge Healthcare, a public healthcare software and services company, and Interactive Intelligence, a public communications software company. Mr. Reck holds a B.A. in mathematics from DePauw University and an M.B.A. in accounting from the University of Michigan.  Mr. Reck brings invaluable capabilities in financial understanding, business perspective, and auditing expertise.  Mr. Reck is extremely conscientious and diligent in keeping the board of directors abreast of current audit issues, collaborating with the company’s independent auditors and senior management team and maintaining the financial position of the company.  Mr. Reck conveys clarity and focus to his role of chair of the vitally important audit committee.

Israel Rubinstein, M.D., 59, joined our board of directors in May 2001. Dr. Rubinstein is Professor of Medicine, Department of Medicine, and Affiliate Faculty, Department of Physiology and Biophysics at the University of Illinois at Chicago, where he has worked since 1993. Dr. Rubinstein is a leading physician and research scientist in respiratory medicine and oncology. He has served on the editorial boards of several medical and scientific journals and is grant reviewer for the National Institutes of Health.  Dr. Rubinstein received an M.D. degree from Hebrew University—Hadassah School of Medicine and completed fellowships in Respirology at the University of Toronto and at the Cardiovascular Research Institute of the University of California at San Francisco. Dr. Rubinstein provides practical insight as a physician and research scientist in respiratory medicine and oncology and member of several editorial boards of medical and scientific journals. He brings to the board of directors an understanding about clinical trials and the practical aspects of physician prescription behavior.

Rosalie Sagraves, Pharm.D., 65, joined our board of directors in May 2001. Dr. Sagraves is dean emerita and professor emerita at the University of Illinois at Chicago College of Pharmacy. She served as dean of the College from 1995 to 2006. She is currently interim chief science officer and consultant on global pharmacy education and healthcare for the American Association of Colleges of Pharmacy (AACP). Her areas of educational/research interest include pediatric pharmacotherapeutics, maternal-child health, and women’s health. She has authored more than 90 journal articles and book chapters. She is a speaker on pediatric pharmacotherapy and women’s health. She helped establish the AACP Global Pharmacy Education Special Interest Group, has served as Council of Deans chair for AACP and as a member of its board of directors, and as a member of the American Pharmacists Association (APhA) board of trustees. She has served as president of the APhA Academy of Pharmaceutical Research and Science and as associate editor and member of the editorial board of Pharmacy Today. She served as a column editor for the Journal of Pediatric Health Care. She is a fellow of APhA and of the American College of Clinical Pharmacy. She has had ongoing involvement with the Sister to Sister Foundation and its national campaigns to advance women’s heart health. She served as a member of the National Institutes of Health Office of Research on Women’s Health advisory committee and its Task Force, Research on Women’s Health for the 21st Century. She has received awards for outstanding teaching and leadership. She attended Miami University (Ohio) and later received her B.S. in Pharmacy from The Ohio State University and a Doctor of Pharmacy (Pharm.D.) degree from the Philadelphia College of Pharmacy (University of the Sciences in Philadelphia). Dr. Sagraves contributes diversified administrative skills through an academic background, managing and working with scientific professionals, practitioners and patients. She has an excellent perspective of managed care, drug development and what consumers look for in pharmaceutical products. Dr. Sagraves’ experiences in pharmacotherapeutics, research and global pharmaceutical affairs adds significant value to board of directors discussions.

Thomas V. Thornton, 45, joined our board of directors in June 2001. Mr. Thornton is a successful early-stage venture capital investor and recognized leader in the development of public/private technology development initiatives. Since October 1, 2006, Mr. Thornton has served as the President and Chief Executive Officer of the Kansas Bioscience Authority, one of the nation’s largest bioscience development funds. From January 2005 to October 2006, Mr. Thornton was the President of the Illinois Technology Development Alliance, a public/private partnership established to strengthen Illinois’ economy through science and technology. From July 2001 to March 2002, Mr. Thornton was the Senior Vice President—Midwest Region for Convergent Technology Group, a mergers and acquisitions advisory services firm. From October 1999 to May 2001, Mr. Thornton was the Managing Partner for divine interVentures, Inc., a service and software company, and led seed-stage and early-stage venture investing teams that managed over $120 million and contributed to divine interVenture’s initial public offering. Mr. Thornton received a B.A. degree from the University of Wisconsin-Madison. Mr. Thornton provides exceptional knowledge and advice on capital markets, financing and government revenue streams, and development strategies of technology-based companies.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our common stock. Based on our review of the reports filed with the SEC and written representations furnished to us, we believe that all of our directors and executive officers have complied with all Section 16(a) filing requirements for 2010.

Corporate Governance

Code of Business Conduct and Ethics

We have established a Code of Business Conduct and Ethics that applies to our officers, directors, employees, representatives, agents and consultants. A current copy of our Code of Business Conduct and Ethics is available on our website, www.advancedlifesciences.com.

Nominations to the Board of Directors

The nominating and corporate governance committee (“Nominating Committee”) of our board of directors considers candidates to fill new directorships created by expansion and vacancies that may occur and makes recommendations to the board of directors with respect to such candidates. The committee considers all relevant qualifications of candidates for board of directors membership, including factors such as industry knowledge and experience, public company, academic or regulatory experience, financial expertise, diversity, current employment and other board memberships, and whether the candidate will be independent under the listing standards of the Nasdaq Stock Market. In the case of incumbent directors whose terms of office are set to expire, the committee also reviews such director’s overall service to us during his or her term and any relationships and transactions that might impair such director’s independence.

In addition to the forgoing factors, the Nominating Committee also considers diversity in its evaluation of candidates for board of directors membership. The board of directors believes that diversity with respect to viewpoint, skills and experience should be an important factor in board of directors composition. The Nominating Committee ensures that diversity considerations are discussed in connection with each potential nominee, as well as on a periodic basis in connection with the composition of the board of directors as a whole.

In 2010, the Nominating Committee did not pay a fee to any third party to assist in the process of identifying or evaluating potential director candidates. However, the Nominating Committee may pay a fee to a third party to identify or evaluate potential director nominees in the future, if the need arises.

Our bylaws provide that nominations for the election of directors at our annual meeting may be made by our board of directors or any stockholder entitled to vote for the election of directors generally who complies with the procedures set forth in the bylaws and who is a stockholder of record at the time notice is delivered to us. Any stockholder entitled to vote in the election of directors generally may nominate a person for election to the board of directors at our annual meeting only if timely notice of such stockholder’s intent to make such nomination has been given in writing to our Secretary at our offices at 1440 Davey Road, Woodridge, Illinois 60517.

To be timely, a stockholder nomination for a director to be elected at our annual meeting must be received at our principal executive offices not less than ninety (90) days nor more than one-hundred-twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders, except that, if the date of the annual meeting is changed by more than thirty (30) days from such anniversary date, notice by the stockholder to be timely must be received no later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of such meeting is first made.

Audit Committee

The audit committee (“Audit Committee”) of the board of directors reviews and monitors our corporate financial reporting, our external audits, the results and scope of the annual audit, other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial reports. The Audit Committee also consults with management and our independent auditors before the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors. The current members of the Audit Committee are Drs. Israel Rubinstein and Terry W. Osborn, and Messrs. Richard A. Reck and Thomas V. Thornton, each of whom is an independent director. Mr. Reck is the chair of the Audit Committee and our audit committee financial expert under the SEC rule implementing Section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee operates under a written charter that is available on our website, www.advancedlifesciences.com. The Audit Committee has established procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. During 2010, the Audit Committee held five (5) meetings and took action by written consent three (3) times.

Executive Compensation

The following discusses the material factors involved in the Company’s decisions regarding the compensation of the Company’s Named Executive Officers during calendar year 2010. The specific amounts paid or payable to the Named Executive Officers are disclosed in the narrative and the tables beginning on this page.

Summary Compensation Table

The following table shows information concerning the annual compensation for services to the Company of the Chief Executive Officer and the two (2) other most highly compensated executive officers of the Company (collectively the “Named Executive Officers” or “NEOs”) during fiscal year 2010 and 2009.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (2) ($)	Total ($)
Michael T. Flavin, Ph.D.,	2010	325,000	—	—	18,949	70,471	8,541	422,961
Chief Executive Officer, Chairman of the Board	2009	310,960	—	—	47,600	76,185	8,070	442,815
John L. Flavin,	2010	275,000	—	—	18,280	52,295	1,570	347,145
President, Chief Financial Officer, Secretary and Director	2009	263,120	—	—	45,920	58,253	1,556	368,849
Ze-Qi Xu, Ph.D.,	2010	245,000	—	—	16,943	48,614	7,701	318,258
Executive Vice President and Chief Scientific Officer	2009	234,000	—	—	42,560	53,352	7,351	337,263

(1)             The amounts in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. For assumptions in the valuation of these stock options see Note 7 to our consolidated financial statements in our Annual Report on Form 10-K as filed for the fiscal year ended December 31, 2010.

(2)             Consists of matching payments made under our 401(k) employee savings plan and the cost of group-term life insurance in excess of $50,000.

Compensation Program Components

The compensation committee (“Compensation Committee”) of our board of directors is responsible for reviewing and determining compensation for our NEOs and senior management.  The Compensation Committee believes that the total compensation opportunity available to members of management should consist of base salary, annual bonuses and equity-based compensation. The Compensation Committee considers all elements of the program when setting compensation levels. The Compensation Committee periodically meets individually with members of management in order to assess progress toward meeting objectives set by the board of directors for both annual and long-term compensation.

Historically, the Compensation Committee has utilized external compensation consultants and surveys as necessary to aid in the determination of competitive levels of executive pay.  In 2010, the Compensation Committee did not utilize external compensation consultants. The surveys used by the Compensation

Committee include companies that are larger and smaller than the Company. Some surveys are limited to companies in the pharmaceutical business. The Committee also utilizes executive compensation information compiled from the proxy statements of other pharmaceutical companies. References to the “market” in this report refer to these survey and proxy data.

Base Salaries

Base salaries are determined in accordance with the responsibilities of each officer, median market data for the position and the officer’s performance achieving corporate goals. The Compensation Committee considers each of these factors but does not assign a specific value to each factor. Furthermore, a subjective element is acknowledged in evaluating the officer’s overall span of responsibility and control. Total compensation for the Company’s officers is believed to be generally in line with similarly situated companies.

Annual Bonuses

The Compensation Committee reviews annual bonuses with senior management. Awards are based on an evaluation of the performance, level of responsibility and leadership of the individual in relation to overall corporate results. The Committee approved annual bonus payments for 2009, however, such payments were not made until January 2010. In 2010, annual bonuses were analyzed based on the attainment by individuals of specific objectives necessary for the Company to achieve its overall objectives.  As of April 5, 2011, the Compensation Committee had not yet approved any annual bonus payments for 2010.

Equity-Based Compensation

The Compensation Committee believes strongly that equity-based awards are an integral part of total compensation for officers and certain key managers with significant responsibility for the Company’s long-term results. The Compensation Committee believes that stock option grants, which are tied to the increase in value of the Company’s common stock, provide an effective means of delivering incentive compensation and foster stock ownership on the part of management.

The 2005 Stock Incentive Plan:

•                  Authorizes the granting of stock options, all of which may be made subject to the attainment of performance objectives established by the Compensation Committee.

•                  Provides for the performance objectives on which an individual’s performance goals may be based.

•                  Establishes the maximum amount of stock options that can be paid to a Stock Incentive Plan participant.

In 2010, the Compensation Committee awarded 99,868 stock options under the 2005 Stock Incentive Plan to the NEO’s. In 2010, Drs. Michael Flavin and Ze-Qi Xu received a total of 13,731 and 12,277 stock options respectively and John Flavin received a total of 13,247 stock options, each of which vest one-thirty-sixth (1/36th ) per month beginning on the last day of each month that begins after the grant date so that the options will be fully vested on the last day of the month of the third anniversary of the grant date. Any grants of stock options in 2010 were made in accordance with the performance-based focus of the 2005 Stock Incentive Plan.

Discussion of 2010 Compensation for the Chief Executive Officer

The Compensation Committee reviewed the corporate goals and objectives relevant to Dr. Michael Flavin’s compensation and approved the compensation, including base pay, incentive pay and stock option awards. In determining Dr. Flavin’s compensation for 2010, the committee considered Company performance based on certain operational measures, the value of similar awards to chief executive officers of comparable companies, and other such factors as appropriate. The Compensation Committee also considered Dr. Flavin’s role in implementing strategic and financial initiatives designed to augment the Company’s business development and growth efforts.

We believe that Dr. Flavin’s experience, dedication and industry knowledge have been important to the Company’s ongoing growth. For the calendar year ended December 31, 2010, Dr. Flavin received an annual salary of $325,000. On August 16, 2010 the Company granted to Dr. Flavin 13,731 non-qualified stock options at an exercise price equal to the then fair market price of $1.59 per share under the 2005 Stock Incentive Plan. In addition, Dr. Flavin received other compensation in the form of our contributions to his retirement account under the Company’s 401(k) plan and Company payments of group term life insurance in excess of $50,000 per annum. We believe Dr. Flavin’s total compensation, including salary, bonus and long-term incentives, is at a level competitive with chief executive officer compensation within the industry. As our Chairman and Chief Executive Officer, Dr. Flavin is focused on building long-term success, and as a significant stockholder, his personal wealth is tied directly to the creation of stockholder value. In our view, Dr. Flavin’s total compensation for 2010 properly reflects our performance and his performance.

Changes to Compensation Arrangement in 2011

In an effort to reduce costs, the board of directors and Compensation Committee cut the base salary of each officer by as much as fifty percent.  These cuts were made with the consent of each officer and will be maintained until the board of directors believes the Company can restore some or all of the base salaries to previously agreed levels.

401(k) Plan

We maintain a retirement savings plan which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) plan”). In general, all of our employees are eligible to participate, subject to a 60-day waiting period. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2010, and have the amount of the reduction contributed to the 401(k) plan. We are permitted to match employees’ 401(k) plan contributions. For the year ended December 31, 2010, we elected to match 50% of employees’ contributions up to six percent (6%) of compensation, which is consistent with the practices of our peer group of companies.

Compensation Consultant

The Compensation Committee has the authority under its charter to engage the services of outside advisors, experts and others to assist the Compensation Committee. In accordance with this authority, historically, the Compensation Committee engaged an independent, outside compensation consulting company to assess its senior-management compensation program and to review executive compensation changes. In the past, the Compensation Consulting Consortium (“3C”) has looked at base salary, incentive compensation, long-term stock options and benefits.  However, the Compensation Committee did not engage the services of 3C for 2010.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END TABLE

The following table sets forth aggregate holdings of stock options by our NEOs as of December 31, 2010.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Excercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexcercisable (#)(1)	Option Exercise Price($)(2)	Option Expiration Date
Michael T. Flavin, Ph.D.	03/10/2006	2,000	—	95.85	03/10/2016
	01/04/2007	2,833	—	78.90	01/04/2017
	02/22/2008	2,676	157	27.30	02/22/2018
	11/11/2008	1,566	689	7.80	11/11/2018
	05/19/2009	1.495	1,338	20.55	05/19/2019
	08/16/2010	1,525	12,207	1.59	08/16/2020

John L. Flavin	04/01/2002	165	—	4.71	04/01/2012
	01/01/2003	695	—	4.71	01/01/2013
	06/01/2004	926	—	4.71	06/01/2014
	03/10/2006	1,333	—	95.85	03/10/2016
	01/04/2007	2,623	—	78.90	01/04/2017
	02/22/2008	2,478	146	27.30	02/22/2018
	11/11/2008	1,212	533	7.80	11/11/2018
	05/19/2009	1,442	1,291	20.55	05/19/2019
	08/16/2010	1,471	11,776	1.59	08/16/2020

Ze-Qi Xu, Ph.D.	04/01/2002	331	—	4.71	04/01/2012
	06/01/2004	132	—	4.71	06/01/2014
	12/13/2005	1,120	—	101.40	12/13/2015
	01/04/2007	2,470	—	78.90	01/04/2017
	02/22/2008	2,333	137	27.30	02/22/2018
	11/11/2008	1,344	591	7.80	11/11/2018
	05/19/2009	1,337	1,196	20.55	05/19/2019
	08/16/2010	1,363	10,914	1.59	08/16/2020

(1)             Options vest one-thirty-sixth (1/36) per each month after the grant date such that the options will be one hundred percent (100%) fully vested on the last day of the month of the third anniversary of the grant date.

(2)             The options were granted at an exercise price equal to the fair market value of Advanced Life Sciences Holdings, Inc. common stock on the grant date, calculated as the average of the high and low market price on that date.

2010 OPTIONS EXERCISED AND STOCK VESTED

No stock options were exercised during the fiscal year ended December 31, 2010.  No restricted stock or restricted stock units have ever been issued to any of our NEOs, and thus no restricted stock or restricted stock units vested during the fiscal year ended December 31, 2010.

Non-Employee Director Compensation

In 2010, the Company paid its non-employee directors annual compensation as follows. Each of our non-employee directors an annual fee of $40,000 for serving on our board of directors. We pay an additional $15,000 annual fee to the chair of our Audit Committee, and $10,000 to the chairs of our Compensation Committee and Nominating Committee. Due to the Company’s liquidity situation, the Company deferred payment on seventy-five percent of all director fees earned in 2010. Director fee payments deferred in 2010 and earned in 2011 are not expected to be paid until the Company and board of directors agree it is acceptable to do so, if at all. In 2010, each of our non-employee directors had been issued options under our stock incentive plans. Our non-employee directors are also reimbursed for out-of-pocket expenses incurred in attending board of directors and committee meetings.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non- Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Scott F. Meadow	50,000	—	1,248	—	—	—	51,248
Theron E. Odlaug (2)	33,333	—	1,248	—	—	—	34,581
Terry W. Osborn	40,000	—	1,248	—	—	—	41,248
Richard A. Reck	55,000	—	1,248	—	—	—	56,248
Israel Rubinstein	40,000	—	1,248	—	—	—	41,248
Rosalie Sagraves	40,000	—	1,248	—	—	—	41,248
Thomas V. Thornton	50,000	—	1,248	—	—	—	51,248

(1)             The amounts in this column represent the aggregate grant date for fair value of option awards computed in accordance with FASB ASC Topic 718. For assumptions in the valuation of these stock options see Note 7 to our consolidated financial statements in our Annual Report on Form 10-K as filed for the fiscal year ended December 31, 2010.

(2)             On October 28, 2010, Theron E. Odlaug notified the board of directors of the Company that he has resigned from the board of directors effective October 29, 2010.  Dr. Odlaug resigned from the board of directors as a result of demands related to other ongoing business activities and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies and practices. Dr. Odlaug’s fees earned in the fourth quarter were prorated accordingly.

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 4, 2011 (except as indicated below) by:

•                  all persons known by us to own beneficially 5% or more of our outstanding common stock;

•                  each of our directors and director nominees;

•                  each of the named executive officers listed in the “Executive Compensation—Summary Compensation Table” section of this proxy statement; and

•                  all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are exercisable on or within sixty (60) days of April 4, 2011 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown opposite such stockholder’s name. The percentage of beneficial ownership described below is based on 10,787,538 shares of common stock outstanding as of April 4, 2011.

Name and Address(1)	Number of Shares Beneficially Owned	Approximate Percent of Class
Directors, Director Nominees and Executive Officers:
Michael T. Flavin(2)	1,922,396	17.8%
John L. Flavin(3)	335,055	3.1%
Richard Reck(4)	85,886	*
Ze-Qi Xu, Ph.D.(5)	12,926	*
Terry W. Osborn(6)	3,440	*
Rosalie Sagraves(7)	3,339	*
Scott Meadow	3,220	*
Israel Rubinstein	3,107	*
Thomas V. Thornton	3,107	*

All directors, director nominees and executive officers as a group (11 persons)	2,074,514	19.1%

*= less than 1%

(1)             Unless otherwise indicated, the address for each five percent stockholder, director, director nominee and executive officer is c/o Advanced Life Sciences Holdings, Inc., 1440 Davey Road, Woodridge, Illinois 60517.

(2)             Dr. Michael Flavin is a member and a manager of Flavin Ventures, LLC, which is the sole voting member of ALS Ventures, LLC. In such capacity he may be deemed to have shared voting and investment power with respect to 314,677 shares held by ALS Ventures, LLC and 5,051 shares held by Flavin Ventures, LLC. Dr. Michael Flavin disclaims beneficial ownership of the shares held by ALS Ventures, LLC and Flavin Ventures, LLC, except to the extent of his proportionate pecuniary interest therein. Includes 1,587,801 shares of common stock held directly and 14,867 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

(3)             Mr. John Flavin is a member and a manager of Flavin Ventures, LLC, which is the sole voting member of ALS Ventures, LLC. In such capacity he may be deemed to have shared voting and investment power with respect to 314,677 shares held by ALS Ventures, LLC and 5,051 shares held by Flavin Ventures, LLC. Mr. John Flavin disclaims beneficial ownership of the shares held by ALS Ventures, LLC and Flavin Ventures, LLC, except to the extent of his proportionate pecuniary interest therein. Includes 373 shares of common stock held directly and 14,954 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

(4)             Includes 82,000 shares held indirectly by Mr. Reck as Trustee for the Richard A. Reck Trust and 666 shares held indirectly by Mr. Reck as Trustee for the Daniel M. Reck Trust and 3,220 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

(5)             Includes 33 shares of common stock held directly by Dr. Xu and 12,893 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

(6)             Includes 333 shares of common stock held directly by Dr. Osborn and 3,107 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

(7)             Includes 266 shares of common stock held directly by Dr. Sagraves and 3,073 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loan from Dr. Michael T. Flavin

In September 2001, the Company borrowed $2.0 million pursuant to a promissory note with its Chief Executive Officer, Dr. Michael T. Flavin, which bears interest at a rate of 7.75%.  In July of 2010, the Company entered into a debt for equity exchange agreement with Dr. Flavin.  Under the terms of the agreement, the Company’s $2 million promissory note with Dr. Flavin was exchanged for 1,587,301 shares of the Company’s common stock.  The price of $1.26 per share used in the exchange was the same price per share used in the Company’s public equity offering completed in July of 2010, although Dr. Flavin did not receive any of the warrants that were issued in the public offering.  As a result of the exchange, the promissory note has been cancelled and retired and accrued interest of $52,000 has been deferred based on the Company’s current liquidity situation.

Facility Lease with BioStart Property Group, LLC

Since 2003, we have leased real property facilities from BioStart Property Group, LLC (“BioStart”), a wholly owned subsidiary of Flavin Ventures, LLC. Flavin Ventures is the controlling member of ALS Ventures, LLC, our largest stockholder. Michael T. Flavin and John L. Flavin are the members of Flavin Ventures, LLC. In October 2009, the Company entered into a new Lease Agreement (“New Lease”) with BioStart. The New Lease is effective for a period of three years and covers 9,440 square feet of space at $10.50 per square foot. The rent schedule of the lease will increase to $10.76 per square foot in the second year and $11.08 per square foot in the third year. Because of the ownership interest in BioStart held by Flavin Ventures, the Company’s Audit Committee, acting on behalf of the board of directors, has overseen all lease negotiations on behalf of the Company and the board of directors approved the final terms of the New Lease.

Policies and Procedures

The Nominating Committee and the board of directors have adopted a Code of Business Conduct and Ethics which sets forth various policies and procedures intended to promote the ethical behavior of all of the Company’s employees, officers and directors. The Code of Business Conduct and Ethics describes the Company’s policy on conflicts of interest.

The board of directors has also established a conflicts of interest committee which distributes a Conflicts of Interest Policy to all of the Company’s employees, officers and directors. The Conflicts of Interest Policy describes the types of relationships that may constitute a conflict of interest with the Company. The executive officers and the board of directors are also required to complete a questionnaire on an annual basis which requires them to disclose any related person transactions and potential conflicts of interest. The Company’s outside counsel reviews the responses to the questionnaires and if a transaction is reported by an independent director or executive officer, the questionnaire is submitted to the chair of the Nominating Committee for review.

The audit committee charter provides that the Audit Committee will advise the board of directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with respect to the Company’s Code of Business Conduct and Ethics. The Audit Committee may also undertake such additional activities within the scope of this function as it may from time to time determine or as may otherwise be required by law, including, without limitation, approval and/or ratification of transactions with related persons. The Audit Committee determines whether reported relationships are material. After making such determination, the Audit Committee will report their recommendation on whether the transaction should be approved or ratified by the entire board of directors. The Audit Committee reviews related party transactions on a quarterly basis.

SELLING STOCKHOLDER

The following information contains a description of the selling stockholder’s relationship to the Company and how the selling stockholder acquired (or shall acquire) the shares to be sold in this offering. Capitalized terms used but not defined in this section shall have the meanings given to them in the Investment Agreement, as defined above. The selling stockholder has not held a position or office, or had any other material relationship, with the Company, except as follows:

Dutchess Opportunity Fund, II, LP (“Dutchess”). Dutchess is the investor under the Investment Agreement. All investment decisions of, and control of, Dutchess are held by its general partner, Dutchess Capital Management, II, LLC (“Dutchess Capital”). Mr. Michael Novielli and Mr. Douglas H. Leighton, are the managing members of Dutchess Capital and make the investment decisions on behalf of and control Dutchess Capital.  Dutchess acquired, or will acquire, all shares being registered in this offering in financing transactions with the Company.

On January 18, 2011, the Company and Dutchess entered into the Investment Agreement pursuant to which the Company has the opportunity, for a two-year period beginning on the date on which the SEC first declares effective a registration statement registering the resale of our shares by Dutchess, to sell shares of our common stock to Dutchess for a total purchase price of up to Five Million Dollars ($5,000,000).  Dutchess intends to sell up to 2,322,912 of these shares of our common stock, along with 82,508 shares issued to them under the Investment Agreement as a commitment fee, under this prospectus.

For each share of common stock purchased under the Investment Agreement, Dutchess will pay ninety-five percent (95%) of the lowest daily VWAP during the five (5) consecutive trading days after the date that we request the advance.  Each such advance may be for an amount not to exceed the greater of $300,000 or two hundred percent (200%) of the average daily volume traded in the United States of our common stock for the three (3) consecutive trading days prior to the date we request the advance, multiplied by the average of the three (3) daily closing prices immediately preceding the date we request the advance.

We have paid $15,000 to Dutchess as a document preparation fee and issued 82,508 shares of common stock, which are included in the shares under this prospectus, as a commitment fee under the Investment Agreement. We may terminate the Investment Agreement upon written notice to Dutchess, as long as we have issued all shares and paid all amounts then due to Dutchess.

We relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and the rules and regulations promulgated thereunder to issue the 82,508 shares as a commitment fee and will rely on such exemption in issuing additional shares from time to time under the Investment Agreement. The private placement was and will be made without general solicitation or advertising. The shares of common stock were and will be offered and sold only to a purchaser that is an “accredited investor” as such term is defined in Rule 501 under the Securities Act.

The table below sets forth certain information with respect to the beneficial ownership of our common stock as of January 18, 2011 for the selling stockholder. Percentage ownership for the selling stockholder is determined based upon 9,207,463 shares of our common stock outstanding as of January 14, 2011. Beneficial ownership is determined in accordance with the rules of the SEC.

The below table and the accompanying footnotes are prepared based in part on information supplied to us beginning on January 18, 2011 by the selling stockholder. The table and footnotes assume that the selling stockholder will sell all of such shares, including the shares issuable under the Investment Agreement which have not at this time been issued. However, because the selling stockholder may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after completion of any sales. We do not know how long the selling stockholder will hold the shares before selling them. Information concerning the selling stockholder may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

	Shares Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering(1)
	Number		Percent	Number	Percent	Number		Percent
Selling Stockholder
Dutchess Opportunity Fund, II, LP	82,508	(2)	1%	2,405,420	100%	—	(3)	—	(4)

(1)                Assumes the sale of all shares being offered in this prospectus.

(2)                This number represents the shares issued to the selling stockholder as a commitment fee under the Investment Agreement, as well as shares owned by the selling stockholder prior to entering the Investment Agreement, and does not include any shares which may be sold to the selling stockholder pursuant to the terms of the Investment Agreement.

(3)                The total number of shares that may be issued and sold to the selling stockholder under the Investment Agreement depends on the prevailing market price at the time of such sales and is not currently determinable, but is limited to $5 million and subject to the other terms and conditions of the Investment Agreement. The number of shares sold under the Investment Agreement to the selling stockholder may be greater than 2,405,420, which is the total number of shares that the selling stockholder may sell from time to time under this prospectus.

(4)                Less than 1%.

PLAN OF DISTRIBUTION

The selling stockholder of the common stock and any of its pledgees, assignees and successors-in-interest (the “Selling Stockholder”) may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A Selling Stockholder may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•                  block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  a combination of any such methods of sale; or

•                  any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker dealer to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Dutchess is, and any other Selling Stockholder, broker-dealer or agent that are involved in selling the shares may be deemed to be, an “underwriter” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Dutchess is, and any other Selling Stockholder may be deemed to be, an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.  The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person.  We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

The following information describes our common stock, as well as options to purchase our common stock, and provisions of our amended and restated certificate of incorporation and our bylaws. This description is only a summary and is qualified by reference to our certificate of incorporation and bylaws. Our certificate of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 20,666,666 shares of our common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock that may be issued in one or more series.

Common Stock

As of April 5, 2011, there were 10,787,584 shares of our common stock outstanding and held of record by 25 stockholders. In addition, 2,935,739 shares of our common stock are reserved for future issuance under options and warrants.

The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held. The holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board out of any funds legally available for the payment of dividends. If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights.

In March 2011, we completed a 1-for-30 reverse stock split of our common stock and a corresponding decrease to our authorized shares of common stock from 620,000,000 pre-split shares to 20,666,666 post-split shares.  The number of shares of common stock subject to outstanding stock warrants and options, and the exercise prices and conversion ratios of those securities were proportionately adjusted for the 1-for-30 ratio provided for by the reverse stock split.  The reverse stock split was approved by our stockholders at the Annual Meeting of Stockholders held in April 2010.

In order to preserve our flexibility to raise funds through the periodic issuance and sale of equity securities, we intend to seek stockholder approval, at our May 24, 2011 annual meeting, to increase our authorized common stock from 20.7 million shares to 100 million shares.  No assurance can be given that our stockholders will approve this increase to our authorized capitalization.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, will be authorized to issue shares of our undesignated preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

In connection with our spin-off from MediChem Life Sciences, Inc. in 1999, Advanced Life Sciences, Inc., our current operating subsidiary, issued 250,000 shares of its Series A preferred stock to MediChem Life Sciences. The preferred stock accumulates cash dividends at a rate of 7.0% per annum on the face liquidation amount of $2,500,000. Dividends are only payable when, as and if declared by the board of directors of Advanced Life Sciences, Inc. The preferred stock is not convertible into our common stock and only has voting rights to the extent necessary to protect the powers, preferences or rights of the shares of preferred stock. The preferred stock has a liquidation preference upon the dissolution or winding up of Advanced Life Sciences, Inc., not including a sale of all its assets or a merger or consolidation. If there were to be a dissolution or winding up of Advanced Life Sciences, Inc., the preferred stock would be entitled to a liquidation preference, prior to any distribution on the common stock, in the amount of $2,500,000 plus accrued and unpaid dividends at the time of liquidation. As of December 31, 2010 cumulative accrued undeclared dividends on our subsidiary’s preferred stock totaled approximately $2.0 million. Except in the event of a liquidation, we do not intend ever to declare or pay dividends on the outstanding preferred stock.

Stock Options

As of April 5, 2011 options to purchase a total of 209,310 shares of our common stock were outstanding at a weighted average exercise price of $24.75 per share.

Outstanding Warrants

As of April 5, 2011, the following warrants were outstanding:

•                  Warrants to purchase an aggregate of 169,851 shares of our common stock at an exercise price of $64.50 per share were issued to various institutional investors in connection with a private placement completed by the Company on December 13, 2007. These warrants may be exercised prior to December 13, 2012.

•                  A warrant to purchase up to 2,166 shares of our common stock at an exercise price of $30.00 per share issued to Leaders Bank on October 23, 2008 in connection with entering into an amended and restated line of credit with Leaders Bank.

•                  Stock warrants to purchase an aggregate of 2,470,520 shares of our common stock at an exercise price of $1.26 per share were issued to public investors in connection with a public offering of units of the Company completed on July 7, 2010 and the subsequent exercise of unit warrants issued by the Company in the unit offering.  These warrants may be exercised after January 7, 2011 and prior to July 7, 2015.

•                  Warrants to purchase an aggregate of 50,558 shares of common stock at an exercise price of $2.02 per share were issued to Dawson James Securities, Inc. as compensation for acting as the placement agent for the public offering of units of the Company completed on July 7, 2010.

•                  Warrants to purchase an aggregate of 16,667 shares of common stock at an exercise price of $1.26 per share were issued to Leaders Bank on September 9, 2010 in connection with our amended loan facility.

In connection with our amended loan facility, we also agreed to issue an additional 16,667 warrants to purchase shares of our common stock, at the then-current market price of our common stock, to Leaders Bank on September 9, 2011.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and By-laws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the stockholder became an interested stockholder, unless:

•                  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•                  upon the completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2  / 3 % of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•                  any merger or consolidation involving the corporation and the interested stockholder;

•                  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•                  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                  subject to exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation; or

•                  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person that owns, or within three years prior to the determination of interested stockholder status, did own 15% or more of the outstanding voting stock of the corporation.

Third Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our third amended and restated certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our third amended and restated certificate of incorporation and bylaws:

•                  permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

•                  provide that the authorized number of directors may be changed only by resolution of the board of directors;

•                  divide our board of directors into three staggered classes;

•                  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing, and also must comply with specified requirements as to the form and content of a stockholder’s notice;

•                  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•                  provide that special meetings of our stockholders may be called only by our Chairman or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Market Information

Our common stock is quoted on the OTC Bulletin Board. Until April 26, 2011, our common stock will be quoted under the symbol “ADLSD.OB” to reflect the reverse stock split that became effective on March 28, 2011. After April 26, 2011, our common stock will be quoted under the symbol “ADLS.OB.” On April 5, 2011 the last reported sale price of our common stock on the OTC Bulletin Board was $0.24 per share.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and warrants is VStock Transfer, LLC. The transfer agent’s address is 150 West 46th  Street, 6th  floor, New York, New York 10036.

LEGAL MATTERS

The validity of the securities in this offering will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. A partner of Winston & Strawn LLP beneficially owns 264 shares of our common stock.

EXPERTS

The consolidated financial statements and the retrospective adjustment to the financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to uncertainty about the Company’s ability to continue as a going concern, that the Company is in the development stage, and that the consolidated financial statements have been retrospectively adjusted for the 1-for-30 reverse stock split). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy our SEC filings, including the registration statement or any other information Advanced Life Sciences Holdings, Inc. files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site (http://www.sec.gov).

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1)           Annual Report on Form 10-K for the fiscal year ended December 31, 2010, excluding Item 8;

(2)           Current Reports on Form 8-K filed on January 4, 2011, January 14, 2011, January 21, 2011, February 23, 2011, March 2, 2011, March 17, 2011, March 24, 2011;

(3)           The description of our common stock contained in our Registration Statement on Form 8-A, filed on July 15, 2005 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

(4)           Proxy Statement on Schedule 14A, filed on April 4, 2011.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents by contacting our investor relations department at 1440 Davey Road, Woodridge, Illinois 60517, telephone (630) 739-6744, or you may obtain them from our corporate website at www.advancedlifesciences.com. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through its website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to its website.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008, and from January 1, 1999 (date of inception) to December 31, 2010	F-4

Consolidated Statements of Total Equity (Deficit) for the years ended December 31, 2010, 2009 and 2008, and from January 1, 1999 (date of inception) to December 31, 2010	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, and from January 1, 1999 (date of inception) to December 31, 2010	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Advanced Life Sciences Holdings, Inc.

Woodridge, Illinois

We have audited the accompanying consolidated balance sheets of Advanced Life Sciences Holdings, Inc. (a Delaware corporation in the development stage) and its subsidiary (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, total equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010 and for the period from January 1, 1999 (inception) through December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Advanced Life Sciences Holdings, Inc. and its subsidiary as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, and for the period from January 1, 1999 (inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s default on its line of credit arrangement, its recurring losses from operations and stockholders’ capital deficiency, combined with the lack of sufficient cash on-hand or other available funding to meet its business requirements for the foreseeable future raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is in the development stage at December 31, 2010.

As discussed in Note 14 to the financial statements, the accompanying financial statements have been retrospectively adjusted for the 1-for-30 reverse stock split executed by the Company subsequent to the original issuance of the Company’s financial statements.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

March 24, 2011 (April 7, 2011 as to the effects of the reverse stock split as described in Note 14)

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$159,596	$2,841,801
Grant receivable	—	530,219
Prepaid insurance	33,576	111,761
Other prepaid expenses	11,612	88,535

Total current assets	204,784	3,572,316

PROPERTY AND EQUIPMENT:
Furniture and fixtures	214,380	244,072
Computer software and equipment	281,257	258,786
Leasehold improvements	177,253	177,253

Total property and equipment—at cost	672,890	680,111
Less accumulated depreciation	(628,347)	(624,158)

Property and equipment—net	44,543	55,953

OTHER ASSETS:
Assets held for sale	250,000	2,760,936
Deferred offering and financing costs	248,266	13,566
Other long-term assets	25,000	25,000

Total other assets	523,266	2,799,502

TOTAL ASSETS	$772,593	$6,427,771

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$1,211,113	$604,334
Accrued payroll	34,803	664,436
Other accrued expenses	548,725	661,504
Accrued interest payable	99,134	73,194
Short-term lease payable	4,829	4,350
Current portion of the line of credit	8,080,000	—
Short-term grant payable	500,000	—

Total current liabilities	10,478,604	2,007,818

Long-term lease payable	16,011	—
Long-term grant payable	—	500,000
Long-term notes payable - related party	—	2,000,000
Line of credit	—	10,000,000

Total liabilities	10,494,615	14,507,818

COMMITMENTS AND CONTINGENCIES

EQUITY (DEFICIT):
Common stock, $0.01 par value—20,666,666 shares authorized and 8,643,436 issued and outstanding at December 31, 2010; 4,000,000 shares authorized and 2,830,827 issued and outstanding at December 31, 2009	86,434	28,308
Additional paid-in capital	131,064,227	123,442,334
Deficit accumulated during the development stage	(140,872,683)	(131,550,689)
Noncontrolling interest in subsidiary	—	—

Total equity (deficit)	(9,722,022)	(8,080,047)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$772,593	$6,427,771

See notes to consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

				Period From
				Inception
				(January 1, 1999)
	Year ended December 31,			Through
	2010	2009	2008	December 31, 2010
Revenue:
Management fees	$—	$—	$—	$1,161,180
Grants	752,853	2,793,191	240,830	4,822,445
Royalty—related party	—	—	—	45,238

Total revenue	752,853	2,793,191	240,830	6,028,863

Expenses:
Research and development	2,499,488	4,462,281	15,709,293	97,542,170
Contracted research and development— related party	—	—	—	7,980,299
Selling, general and administrative	4,371,071	6,322,849	7,116,549	37,742,557
Impairment charge	2,510,936	—	—	2,510,936

Total expenses	9,381,495	10,785,130	22,825,842	145,775,962

Loss from operations	(8,628,642)	(7,991,939)	(22,585,012)	(139,747,099)

Net other (income) expense:
Interest income	(8,360)	(11,561)	(306,846)	(2,968,783)
Interest expense	946,191	1,036,762	525,703	5,131,806
Other (income) expense, net	(244,479)	146,092	—	(98,387)
Gain on sale of interest in Sarawak Medichem Pharmaceuticals joint venture	—	—	—	(939,052)

Net other expense	693,352	1,171,293	218,857	1,125,584

Net loss	(9,321,994)	(9,163,232)	(22,803,869)	(140,872,683)

Less net loss attributable to the noncontrolling interest in subsidiary	—	—	—	—

Net loss attributable to Advanced Life Sciences Holdings, Inc.	(9,321,994)	(9,163,232)	(22,803,869)	(140,872,683)

Less accumulated preferred stock dividends of subsidiary for the period	175,000	175,000	175,000	2,019,792

Net loss available to common shareholders	$(9,496,994)	$(9,338,232)	$(22,978,869)	$(142,892,475)

Net loss per share available to common shareholders - basic and diluted	$(1.86)	$(4.85)	$(17.63)

Weighted average shares outstanding - basic and diluted	5,112,425	1,926,038	1,303,298

See notes to consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF TOTAL EQUITY (DEFICIT)

				Deficit
				Accumulated
			Additional	During the	Noncontrolling
	Common Stock		Paid-in	Development	Interest
	Shares	Amount	Capital	Stage	in Subsidiary	Total

BALANCE—January 1, 1999 (inception)	—	$—	$—	$—	$—	$—

Issuance of stock (at inception)	52,933	8,333	241,667	—	—	250,000
Issuance of common stock, net of offering costs (August 2005)	224,060	2,241	29,275,535	—	—	29,277,776
Issuance of common stock, net of offering costs (March 2006)	341,115	3,411	33,365,577	—	—	33,368,988
Issuance of common stock, net of offering costs (December 2007)	339,702	3,397	17,848,841	—	—	17,852,238
					—	—
Exchange of shares under recapitalization (December 2004)	(54,323)	(8,552)	(248,010)	—	—	(256,563)
Issuance of shares under recapitalization (December 2004)	316,067	3,161	253,402	—		256,563
Capital contributions (December 2004)	—	—	12,711,330	—	—	12,711,330
Issuance of 14,887 warrants (December 2004)	—	—	11,898	—	—	11,898
Issuance of common stock in exchange for licenses (December 2004)	37,418	374	8,999,626	—	—	9,000,000
Issuance of common stock in exchange for reduction of milestones payable (August 2005)	20,000	200	3,005,800	—	—	3,006,000
Modification of 496 warrants (August 2005)	—	—	18,925	—		18,925
	—	—	—		—	—
Issuance of stock related to option exercises (since inception)	6,457	269	35,005	—	—	35,275
	—	—	—		—	—
Compensation expense related to stock options (since inception)	—	—	1,712,132	—	—	1,712,132
	—	—	—
Net loss (since inception)	—	—	—	(99,583,588)	—	(99,583,588)

BALANCE—December 31, 2007	1,283,429	$12,834	$107,231,728	$(99,583,588)	$—	$7,660,974

Adjustment to net offering costs (December 2007)	—	—	(50,141)	—	—	(50,141)
Issuance of common stock, net of offering costs (September 2008)	62,953	630	1,652,449	—	—	1,653,079
Issuance of common stock as payment for commitment fees (September 2008)	13,111	131	299,869	—	—	300,000
Issuance of 65,000 warrants (October 2008)	—	—	7,445	—	—	7,445
Issuance of stock related to option exercises	866	9	4,073	—	—	4,082
Compensation expense related to stock options	—	—	850,889	—	—	850,889

Net loss	—	—	—	(22,803,869)	—	(22,803,869)

BALANCE—December 31, 2008	1,360,359	$13,604	$109,996,312	$(122,387,457)	$—	$(12,377,541)

Issuance of common stock under the standby equity distribution agreements, net of offering costs	1,466,204	14,662	12,900,373	—	—	12,915,035
Issuance of stock related to option exercises	4,264	43	20,091	—	—	20,134
Compensation expense related to stock options	—	—	525,557	—	—	525,557
	—	—	—			—
Net loss	—	—	—	(9,163,232)	—	(9,163,232)

BALANCE—December 31, 2009	2,830,827	$28,308	$123,442,334	$(131,550,689)	$—	$(8,080,047)

Issuance of common stock under the standby equity distribution agreements, net of offering costs	1,688,651	16,886	2,874,023	—	—	2,890,909
Issuance of common stock, net of offering costs (July 2010)	1,263,960	12,640	941,307	—	—	953,947
Issuance of common stock - debt exchange (July 2010)	1,587,301	15,873	1,984,127	—	—	2,000,000
Issuance of common stock as payment for commitment fees (September 2010)	66,137	661	99,339	—	—	100,000
Issuance of common stock for Unit Warrant Exercises, net of offering costs	1,206,560	12,066	1,430,185	—	—	1,442,251
Compensation expense related to stock options	—	—	292,912	—	—	292,912

Net loss	—	—	—	(9,321,994)	—	(9,321,994)

BALANCE—December 31, 2010	8,643,436	$86,434	$131,064,227	$(140,872,683)	$—	$(9,722,022)

See notes to consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Inception
				(January 1, 1999)
	Twelve months ended December 31,			Through
	2010	2009	2008	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,321,994)	$(9,163,232)	$(22,803,869)	$(140,872,683)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	32,513	106,907	218,796	980,990
Non-cash interest expense	52,214	13,867	8,050	174,954
Stock compensation expense	292,912	525,557	850,889	3,381,490
Non-cash impairment charge	2,510,936	—	—	2,510,936
Non-cash research and development	—	—	—	24,466,667
Non-cash settlement of milestone payment	—	—	—	6,000
Gain on sale of interest in Sarawak Medichem Pharmaceuticals (SMP)	—	—	—	(939,052)
(Gain) loss on disposal	(1,435)	244,659	35	256,553
Changes in operating assets and liabilities:
Clinical supplies	—	—	—	533,333
Accounts receivable	530,219	(466,775)	(63,444)	—
Prepaid expenses	155,108	170,825	946,899	(53,736)
Commercial launch materials	—	(2,760,936)	—	(2,760,936)
Other assets	—	(25,000)	10,000	(16,452)
Accounts payable	146,158	(616,900)	(1,464,517)	750,492
Accrued expenses	(854,096)	33,679	(1,814,721)	471,846
Licenses payable	—	—	—	(11,000,000)
Accrued interest on debt	25,940	622	49,816	677,197

Net cash flows from operating activities	(6,431,525)	(11,936,727)	(24,062,066)	(121,432,401)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(5,466)	(362,353)	(1,098,167)
Proceeds from the sale of SMP	—	—	—	939,052
Proceeds from the sales of investments	—	—	—	31,557,158
Purchase of investments	—	—	—	(31,557,158)

Net cash flows from investing activities	—	(5,466)	(362,353)	(159,115)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and capital contributions	5,707,213	13,178,259	1,664,713	108,258,762
Proceeds from issuance of note payable and line of credit	—	85,000	6,000,000	15,103,691
Proceeds from grants	—	—	—	500,000
Proceeds from stock options exercised	—	20,134	4,082	59,491
Payments for financing fees	(34,714)	(18,039)	(35,000)	(87,753)
Payments of debt	(1,920,000)	—	—	(1,920,000)
Payments on capital leases	(3,178)	(8,468)	(7,259)	(163,078)

Net cash flows from financing activities	3,749,321	13,256,886	7,626,536	121,751,113

NET (DECREASE) INCREASE IN CASH	(2,682,205)	1,314,693	(16,797,883)	159,596

CASH—Beginning of period	2,841,801	1,527,108	18,324,991	—

CASH—End of period	$159,596	$2,841,801	$1,527,108	$159,596

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$816,261	$1,023,530	$477,835	$4,230,432

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS
Noncash investment activity:
Purchase of property and equipment under capital leases	22,471	—	—	186,720
Capital expenses included in accounts payable	—	—	5,466	—
Noncash financing activity:
Issuance of common shares for licenses	—	—	—	9,000,000
Issuance of common shares for reduction of milestone payment	—	—	—	3,000,000
Debt discount	—	—	—	30,823
Unpaid costs associated with the issuance of common stock	320,257	—	61,775	320,257
SEDA and financing related costs	385,205	—	423,911	722,650
Issuance of common shares for related party note payable	2,000,000	—	—	2,000,000

See notes to consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 AND FOR THE PERIOD FROM INCEPTION  (JANUARY 1, 1999) THROUGH DECEMBER 31, 2010

1.                      Nature of Business

Advanced Life Sciences Holdings, Inc. and its subsidiary Advanced Life Sciences, Inc. (together, the “Company”) conduct new drug research and development in the fields of infectious disease, oncology and respiratory disease.  Since inception, the Company has devoted substantially all of its efforts to activities such as financial planning, capital raising and product development, and has not derived significant revenues from its primary business activity.  Accordingly, the Company is in the development stage, as defined by the accounting principles generally accepted in the United States of America (“GAAP”) for development stage enterprises.

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors, availability of funding and its limited operating history.

In January 1999, MediChem Life Sciences, Inc. (“MediChem”) contributed all of the net assets of its proprietary drug development business, including MediChem’s 50% interest in Sarawak MediChem Pharmaceuticals, Inc. (“SMP”) to a wholly- owned subsidiary, Advanced Life Sciences, Inc. (“ALS Inc.”), in exchange for 52,933 shares of common stock.

In June 1999, MediChem exchanged its investment in 100% of the outstanding common stock of ALS Inc. for nonvoting preferred stock issued by ALS Inc. effecting a spin-off of ALS Inc.  Prior to the spin-off, Dr. Michael Flavin, the sole stockholder, owned 100% of MediChem and ALS Inc., then a wholly-owned subsidiary of MediChem.  As a result of the spin-off, Dr. Flavin became the sole common stockholder of ALS Inc.  MediChem, which has subsequently been acquired by deCODE Genetics, holds 100% of the preferred stock of ALS Inc., which was issued in exchange for common stock held at the June 1999 spin-off.

In December 2004, ALS Inc. executed a plan of reorganization.  The Company was formed as a Delaware corporation with Dr. Flavin as its chief executive officer.  Common shareholders of ALS, Inc. exchanged their 54,322 common shares for 54,322 shares of common stock of the Company, and ALS, Inc. became a subsidiary of the Company.

In April 2005, the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) covering the proposed sale by the Company of its common stock to the public.  In June 2005, the Board approved the amendment and restatement of the Company’s Articles of Incorporation to provide for an increase in the number of authorized shares of common stock and preferred stock to 2,000,000 shares and 5,000,000 shares, respectively, and a .132-for-1 stock split of the Company’s common stock. All references in the consolidated financial statements to shares of common stock, common stock options, common stock prices and per share of common stock amounts have been adjusted retroactively for all periods presented to reflect this stock split. In August 2005, the Company completed the initial public offering of its common stock in which the Company sold 213,333 shares of common stock to the public at $150.00 per share, resulting in gross proceeds of $32.0 million. The Company also completed a concurrent offering of 20,000 shares to an existing stockholder in exchange for a $3.0 million reduction of a milestone payment obligation under its license agreement with the stockholder.  In September 2005, the Company’s underwriters exercised their option to purchase 3,333 shares to cover over-allotments resulting in additional gross proceeds of $500,000. In connection with these offerings, the Company paid approximately $2.3 million in underwriting discounts and incurred other offering expenses of approximately $1.5 million. The net cash proceeds from the offerings were approximately $28.7 million.

In March 2006, the Company raised approximately $33.4 million, net of underwriting discounts and offering expenses, in connection with the issuance of 341,115 shares of its common stock at a price of $105.90 per share and warrants to purchase an additional 170,557 shares of its common stock at an exercise price of $114.30 per share.

In December 2006, the Company completed the sale of ALS Inc.’s 50% equity interest in SMP to the State Government of Sarawak, Malaysia (“Sarawak Government”), through Craun Sdn. Bhd. (“CRAUN”) for $1.0 million.  Upon the closing of the Stock Purchase Agreement, the Sarawak Government became the sole owner of SMP and its HIV-therapeutic candidate, Calanolide A.  The net cash proceeds from the sale were approximately $940,000.  In connection with the sale, the Company made customary representations and warranties and provided indemnification for losses not to exceed the purchase price of $1 million.  The parties mutually agreed to waive any future legal claims otherwise arising out of the SMP joint venture.

In December 2007, the Company raised approximately $17.9 million, net of underwriting discounts and offering expenses in connection with the issuance of 339,702 shares and warrants to purchase 169,851 shares of its common stock at a price of $1.96 per share.  The warrant exercise price is $64.50 per share and they expire in December 2012.

In September 2008, in connection with the Company’s entry into a development and commercialization agreement, the Company entered into a stock purchase agreement with Wyeth (Wyeth was subsequently acquired by Pfizer and as a result will be referred to as “Pfizer” throughout these financial statements). Under the terms of agreement, Pfizer made an up-front investment in the Company by purchasing 62,953 shares of its common stock at a price of $27.24 per share for approximately $1.7 million, net of offering expenses, representing approximately 4.9% of the Company’s total then outstanding shares.  In August 2010 the development and commercialization agreement was terminated by mutual agreement among the parties.

In September 2008, the Company and YA Global Investments, L.P. (“YA Global”), an affiliate of Yorkville Advisors, entered into a Standby Equity Distribution Agreement (the “2008 SEDA”). For the period of January 2009 through the end of the 2008 SEDA, the Company issued 329,466 shares to YA Global and received approximately $3.9 million. In addition, in September 2008, the Company paid YA Global a commitment fee of $300,000 by issuing 13,111 shares of its common stock.  The Company and YA Global agreed to terminate the 2008 SEDA in June 2009.

In June 2009, after terminating the 2008 SEDA, the Company and YA Global Master SPV Ltd. (“YA Master”), an affiliate of Yorkville Advisors, agreed to enter into another Standby Equity Distribution Agreement (the “2009 SEDA”).  For the period from June 2009 through March 10, 2010, the Company issued 1,651,640 shares to YA Master and received proceeds of approximately $11.7 million. Shares of common stock sold under the 2009 SEDA in excess of $9.0 million were sold with the consent of the Company’s lender under its credit facility.  In March 2010, the Company and YA Master agreed to terminate the 2009 SEDA.

In July 2010, the Company completed a public offering of 379,188 units at a price of $4.20 per unit, raising approximately $1.6 million in gross offering proceeds and approximately $1.0 million in net proceeds after deducting placement agent fees and offering expenses payable by the Company.  Each unit sold in the offering consisted of (i) 3.33 shares of the Company’s common stock, (ii) 3.33 stock warrants to purchase shares of common stock at an exercise price of $1.26 per share and (iii) one warrant to purchase an additional unit, consisting of 3.33 shares of common stock and 3.33 stock warrants, at an exercise price of $4.20 per additional unit.  The stock warrants may be exercised at any time during the period commencing six months after the closing date and ending on the fifth anniversary of the closing date.  The exercise period for the unit warrants has expired.  Prior to expiration, the Company issued 1,206,560 shares of common stock and 1,206,560 additional stock warrants through the exercise of unit warrants and received an additional $1.5 million in gross proceeds as a result of these exercises.  Dawson James Securities, Inc. (“Dawson James”) acted as the placement agent for the offering.  In addition to cash placement agent fees, the Company issued to Dawson James a compensation warrant to purchase 50,558 shares of common stock at an exercise price of $2.02 per share.

In July 2010, the Company, acting through the independent audit committee of its Board of Directors, entered into an agreement with Dr. Flavin, providing that the Company’s $2.0 million promissory note with Dr. Flavin would be exchanged for 1,587,301 shares of the Company’s common stock.  The price of $1.26 per share used in the exchange was the same price per share used in the Company’s public equity offering.  As a result of the exchange, the promissory note was cancelled and retired.

In September 2010, the Company entered into another Standby Equity Distribution Agreement (the “2010 SEDA”), with YA Master for the sale of up to $10.0 million of shares of the Company’s common stock over a two-year commitment period.  Under the terms of the 2010 SEDA, between October 2010 and January 2011, the Company sold 1,737,769 shares of its common stock to YA Master at a discount to the current market price of 5% and received proceeds of approximately $1.1 million.  Additionally, the Company paid to YA Master a commitment fee of $100,000 by issuing 66,137 shares of its common stock.  In January 2011, the Company and YA Master agreed to terminate the 2010 SEDA.

In January 2011, the Company and Dutchess Opportunity Fund, II, LP (“Dutchess”), entered into an Investment Agreement for the sale of up to $5.0 million of shares of the Company’s common stock over a period of two years.  Under the terms of the Investment Agreement, the Company may sell from time to time, in its discretion, newly-issued shares of its common stock to Dutchess at a discount to the current market price of 5%.  Additionally, the Company paid to Dutchess a commitment fee of $50,000 by issuing 82,508 shares of its common stock.  The Company also has an effective registration statement on file with the Securities and Exchange Commission (“SEC”) for the purchase and sale of up to 2,405,420 shares, with respect to common stock issuable under the agreement with Dutchess.  Through March 23, 2011 the Company has issued 1,580,120 shares to Dutchess, including the shares issued as a commitment fee, and received proceeds of approximately $0.7 million.  Based on the last reported share price of the Company’s common stock on March 21, 2011, the Company would be able to raise approximately an additional $0.3 million through the use of the Dutchess Agreement.

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and liquidation of liabilities in the ordinary course of business.  Given the uncertainty described in the following paragraph, there is substantial doubt as to the Company’s ability to continue as a going concern, and therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts and classification of liabilities that may be necessary should the entity be unable to continue as a going concern.

The Company has incurred losses since its incorporation in January 1999 and has funded its operations to date primarily from debt financings and capital contributions from its founder and Chief Executive Officer, proceeds of the initial public offering and the subsequent private placements, including issuances of common stock under Standby Equity Distribution Agreement facilities. The Company will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all.  The Company is currently in default on its line of credit arrangement and may not have sufficient cash or other funding available to complete its anticipated business activities for the remainder of 2011.  In order to continue its business activities during 2011, the Company intends to raise additional capital through the issuance of equity securities, continuing its efforts in applying for grant awards through various agencies and by licensing its lead compound, cethromycin, to commercial partners.  The Company believes, based upon current market conditions, commercial partnership agreements would include a series of milestone payments, including up-front milestones that would fund its continued operations.  Although management believes it could secure commercial partnerships, there can be no assurances that such partnerships will be available at terms acceptable to the Company, if at all. As noted above, in January 2011, the Company entered into an Investment Agreement with Dutchess and through March 23, 2011 the Company has issued 1,580,120 shares to Dutchess, including 82,508 shares as a commitment fee, and received proceeds of approximately $0.7 million.  Based on the last reported share price of the Company’s common stock on March 21, 2011, the Company would be able to raise approximately an additional $0.3 million through the use of the Dutchess Agreement. If the Company raises additional capital by issuing equity securities, its shareholders could experience substantial dilution.  There is also a reasonable possibility that due to the default on the line of credit arrangement, depending on the nature of any actions the Company’s lender would take, the Company may need to file for bankruptcy in the near term (see Note 4). As a result of the Company’s current financial situation and the uncertainty in its ability to obtain needed financing through equity offerings, commercial partnerships and grant awards or other means, there is substantial doubt about its ability to continue as a going concern.  In further recognition of the Company’s current financial situation, in January 2011, it publicly announced that with the oversight of its Board of Directors the Company intends to evaluate strategic alternatives, including a possible sale of the Company.

2.              Summary of Significant Accounting Policies

Basis of Presentation- The consolidated financial statements include the accounts of the Company and its subsidiary ALS Inc.  All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents- The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Property and Equipment- Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life of three to five years.  Assets under capital leases were recorded at the present value of the minimum lease payments and are amortized over the shorter of their estimated useful lives or the term of the respective leases using the straight-line method.  Maintenance and repair costs are expensed as incurred.  Fixed assets capitalized under capital leases amounted to $22,000 and $30,000 as of December 31, 2010 and 2009, and accumulated depreciation of $2,000 and $26,000, as of December 31, 2010 and 2009, respectively.

Impairment of Long-Lived Assets- Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes or because of a change in the intended use of such assets. Long-lived asset impairment exists when the estimated fair value of a long lived asset is less than its carrying value. In the fourth quarter 2010, the Company decided to make its commercial launch materials available for sale.  Based on discussions with prospective purchasers, none of which have resulted in a sale, the Company determined that the value of the commercial launch materials was impaired, and therefore recorded a $2.5 million non-cash impairment charge during the fourth quarter of 2010 to eliminate the carrying value in excess of the estimated fair value. This charge is classified within “Impairment charge” in the Company’s consolidated statement of operations for the year ended December 31, 2010.  The measurement to determine the fair value of the commercial launch materials is considered a Level 3 measurement under GAAP, as it relies on unobservable inputs that are supported by limited market activity.  An income-based valuation technique was used to measure fair value as of December 31, 2010 using information from discussions with prospective purchasers.  As of December 31, 2010, the estimated fair value of the commercial launch materials was $250,000 and is classified as a non-current “Assets held for sale” in the Company’s consolidated balance sheet.

Deferred Offering and Financing Costs- Deferred offering and financing costs represent legal, accounting, and commitment fees incurred to raise capital and obtain financing.  In September 2010, the Company entered into the 2010 SEDA with YA Master for the sale of up to $10.0 million of shares of the Company’s common stock over a two-year commitment period.  In connection with this agreement, the Company incurred deferred offering costs which included legal, accounting and commitment fees of approximately $293,000.  These costs which are attributable to a proposed offering of securities were deferred and ratably allocated against gross proceeds of future offerings under the 2010 SEDA. As of December 31, 2010, the unamortized amount of deferred offering costs related to the 2010 SEDA was $119,000. Also in September 2010, the Company entered into an amended loan agreement with its lender.  Deferred financing costs of approximately $173,000 related to legal and other closing fees were incurred.  These costs were capitalized and will be amortized over the life of the remaining term.  The unamortized amount of deferred financing costs related to this amended loan agreement was $130,000 as of December 31, 2010.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign Currency Translation- The Company’s functional currency is the U.S. dollar.  As such, revenue and expense transactions denominated in currencies other than the Company’s functional currency are translated into U.S. dollars at the exchange rates in effect at the time of such transactions.  Monetary assets and liabilities are translated at current rates at the balance sheet date.  Gains or losses resulting from these translation adjustments are included in other income or expense. During 2009, the Company incurred foreign exchange losses associated with certain purchases that had been denominated in foreign currencies.  There was no foreign exchange activity in 2010.

Commercial Launch Materials- The Company may scale-up and make commercial quantities of its product candidates prior to the date when such products will receive final Food and Drug Administration (“FDA”) approval.  The scale-up and production of commercial launch materials involves the risk that such products may not be approved for marketing by the FDA on a timely basis, if at all.  This risk notwithstanding, the Company may scale-up and build commercial launch materials of certain products that have not yet received final governmental approval when the Company believes that such action is appropriate in relation to the commercial value of the product launch opportunity.   The cost of these commercial launch materials, which are not intended to be used in future research and development activities, were capitalized as a non-current asset awaiting the Company’s receipt of FDA approval, at which time the materials would be classified as inventory.  In the fourth quarter of 2010, given its liquidity position, the Company decided to make the commercial launch materials available for sale, and held discussions with prospective purchasers.  Although those discussions did not lead to a sale of the materials, based on those discussions, the Company determined that the estimated value of its commercial launch materials was impaired and recorded an impairment charge to eliminate the carrying value in excess of fair value.

Research and Development Expenses- Research and development expenses consist of internal research costs and fees paid for contract research in conjunction with the research and development of the Company’s proprietary product portfolio.  All such costs are expensed as incurred including in-process research and development.  Clinical trial costs incurred by third parties are expensed as the contracted work is performed.  The Company estimates both the total cost and time period of the trials and the percent completed as of that accounting date.   Research and development expenses resulting from contracts that require payments based upon the progress towards completion of certain milestones are estimated based upon the percentage of completion method.

The Company recognizes in-process research and development in accordance with GAAP.  Assets to be used in research and development activities, specifically, compounds that have yet to receive new drug approval from the FDA and would have no alternative use should approval not be given, are immediately charged to expense when acquired.

Clinical Supplies- Clinical supplies consist of clinical trial raw material purchased from Abbott Laboratories which were valued at the lower of cost or market.  Such supplies were expensed to research and development expense as they were manufactured into tablets for use in clinical trials.

Revenue Recognition- Payments received for the reimbursement of expenses for research and development activities are recorded in accordance with FASB ASC 605-45, Principal Agent Considerations. Pursuant to that guidance, for transactions in which the Company acts as principal, with discretion to choose suppliers, bear credit risk and perform a substantive part of the services, revenue is recorded at the gross amount of the reimbursement. Costs associated with these reimbursements are reflected as a component of research and development expenses.

Fair Value of Financial Instruments- The carrying values of certain of the Company’s financial instruments, including cash equivalents and accounts payable, approximate fair value due to their short maturities.  As of December 31, 2010, the Company has an outstanding loan obligation with its lender in the amount of $8.1 million.  The terms of the amended loan agreement with the lender are such that a $1.1 million principal payment, as well as an additional $1.0 million principal payment also due on April 1, 2011, can be deferred until January 1, 2012 if the Company pays $486,000 in additional interest reserve by April 1, 2011 (see Note 4). The remaining $6.0 million balance is due on January 1, 2012 and the loan carries an interest rate of 10%.  The Company is currently in default of the loan documents governing the loan facility and is engaged in a dialogue to develop a constructive and workable solution to its current liquidity situation, although there can be no guarantee that such a solution will be reached, or reached on terms that would be acceptable to the Company.  Given its current situation with its lender, the Company does not believe it is practicable to estimate a fair value of its outstanding loan obligation.

Income Taxes- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company has determined that the deferred tax asset does not meet the “more likely than not” criteria under GAAP for income taxes, and, accordingly, a valuation allowance has been recorded to reduce the net deferred tax asset to zero.

Milestone and Intellectual Property Costs- Milestone and intellectual property costs consist of milestone payments made for agreed-upon achievements in the course of development of the compounds the Company licenses.  Milestone payments are expensed when the milestone is achieved.

Stock-Based Compensation- Stock-based compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued.  Compensation expense is recognized over the period that an employee provides service in exchange for the award.  The Company utilizes a Black-Scholes-Merton option pricing model to estimate the fair value of options.

Disclosure About Segments of an Enterprise- Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance.  To date, the Company has viewed its operations and manages its business as principally one segment.  The chief operating decision-maker is the Chief Executive Officer.

Recent Accounting Pronouncements- In April 2010, the FASB issued ASU 2010-17, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone.  The scope of this guidance is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive.  An entity would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration.  The statement is effective for fiscal years (and interim periods within those fiscal years) beginning on or after June 15, 2010.  The Company does not expect the adoption of ASU 2010-17 will have a material impact on its statements of financial position, results of operations and cash flows.

3.                      Related Party Transactions

The Company’s Chief Executive Officer, Michael T. Flavin Ph.D., loaned $2.0 million to the Company in 2001 (see Note 4).  Interest expense related to the note of $91,000, $158,000 and $155,000 was recorded for the years ended December 31, 2010, 2009 and 2008, respectively.

In July 2010, the Company, acting through the independent audit committee of the Company’s Board of Directors, entered into an agreement with Dr. Flavin, providing that the Company’s $2.0 million promissory note with Dr. Flavin would be exchanged for 1,587,301 shares of the Company’s common stock.  The price of $1.26 per share used in the exchange was the same price per share used in the Company’s July 2010 public equity offering.  As a result of the exchange, the promissory note was cancelled and retired and accrued interest of $52,000 has been deferred based on the Company’s current liquidity situation.

In September 2010, the Company entered into a Second Amended and Restated Business Loan Agreement with a financial institution.  As part of the amendment, the Company’s Chief Executive Officer provided a personal guarantee to the loan facility until the principal balance is reduced to $7.0 million (see Note 4).

The Company leases facilities from the BioStart Property Group, LLC (“BioStart”), a wholly-owned subsidiary of Flavin Ventures, LLC, which is owned by the Company’s Chief Executive Officer.  The lease, which commenced on October 1, 2009, is for a term of three years and provides the Company with 9,440 square feet of space at an annual rental rate of $10.50 per square foot.  The rental rate increases by 2.5% for the second year and by 3.0% in the final year of the lease term. The lease has a provision allowing the Company to negotiate an amendment to lease additional laboratory and office space should the need arise.  Lease payments totaled approximately $135,000, $235,000 and $284,000 for the years ended December 31, 2010, 2009 and 2008, respectively (see Note 10).

4.                      Long Term Obligations

In September 2001, the Company incurred indebtedness under a $2.0 million promissory note with the Chief Executive Officer of the Company, which bears interest at 7.75%.  On January 4, 2010, the note was extended to January 5, 2012 and all other terms remained unchanged and in effect. In July 2010, the $2.0 million promissory note was exchanged for 1,587,301 shares of the Company’s stock and as a result of the exchange, the promissory note was cancelled and retired and accrued interest of $52,000 has been deferred based on the Company’s current liquidity situation (see Note 3).

The Company has a revolving line of credit with a financial institution under which the Company had $8.1 million and $10.0 million outstanding as of December 31, 2010 and 2009, respectively. In September 2010, the Company entered into an amended loan agreement and related documents, with its lender, amending its existing loan facility to give effect to letter agreements the Company entered into in May and June 2010.  Among other things, the amendment extends the loan maturity by one year to January 1, 2012.  Under the terms of the agreement, the Company repaid $1.5 million of the outstanding loan balance on April 1, 2010 and was required to further reduce the balance by an additional $1.5 million by October 1, 2010 and $1.0 million by April 1, 2011. The Company’s Chief Executive Officer, Michael T. Flavin, Ph.D., provided a personal guarantee to the loan facility until the principal balance is reduced to $7.0 million. In addition, the interest rate on the outstanding loan balance increased from 8.5% to 10.0% under the terms of the amended loan agreement. In connection with the amendment, the Company issued to its lender 16,667 warrants, which are exercisable at $1.26 per share, and will issue an additional 16,667 warrants in September 2011. The Company also agreed that the line of credit is secured by substantially all of its assets including, subject to Abbott Laboratories’ consent which has not been provided, its rights under its license agreement for cethromycin with Abbott Laboratories, and is further secured by 83,333 shares of the Company’s common stock held by ALS Ventures, LLC. The credit agreement contains a material adverse change clause, which is subject to the judgment of the lender and, if triggered, can accelerate the payment of the debt.

In October 2010, the Company paid $420,000 in a principal reduction to its lender toward a mandatory prepayment of $1.5 million that was due on October 1, 2010.  Until the balance of the prepayment is made, the Company is subject to the default provisions of the loan documents including acceleration of payment.

In November 2010, the Company entered into a Forbearance Agreement with its lender relating to the Second Amended and Restated Business Loan Agreement.  Under the terms of the agreement, the lender agreed to forbear from exercising rights and remedies under the loan agreement from the date of the agreement to January 3, 2011, subject to certain conditions.  Among other things, the Company was required to engage an advisor for purposes of reviewing the Company’s business plans, budgets and expenditures and making recommendations regarding the same.  The Company was also required to submit to the lender a business plan outlining its budgets and capital raising plans.

In December 2010, the Company entered into an Omnibus Amendment with its lender relating to the Second Amended and Restated Business Loan Agreement and Forbearance Agreement.  Under the terms of the amendment, the lender agreed to waive the existing defaults under the loan agreement and the Company agreed to make an interest reserve payment of $186,000 by January 10, 2011 which was paid on that date.  Upon receipt of this interest reserve payment, the due date for the $1.1 million principal payment owed by the Company was extended to April 1, 2011. The $1.1 million principal payment, as well as an additional $1.0 million principal payment also due on April 1, 2011, can be deferred until January 1, 2012 if the Company pays $486,000 in additional interest reserve by April 1, 2011.

On February 21, 2011, the Company received a letter from its lender informing it that the Company was in default under the loan documents governing its principal credit facility. The letter indicated that the Company had failed to fund an interest reserve account as required by an amendment to the credit facility. The lender requested that the Company cure such default by February 25, 2011. The lender noted that it was reserving the right to exercise all rights and remedies under the loan documents if the Company failed to meet the payment deadline. Remedies available to the lender include, among other things, the right to accelerate payment of all amounts outstanding under the line of credit.

On February 25, 2011, the Company informed the lender that it would not be funding the interest reserve account in the amount demanded in the notice of default. The Company did, however, pay its February 2011 interest payment to remain current with its interest payment obligation. Following this payment, the Company met with the lender and is engaged in a dialogue to develop a constructive and workable solution to the current liquidity situation, although there can be no guarantee that such a solution will be reached, or reached on terms that would be acceptable to the Company or that would not require the Company to file for bankruptcy.  As a result of the Company’s default status with its lender, the entire $8.1 million outstanding loan balance is classified as a current liability on the December 31, 2010 balance sheet.

5.      Stockholders’ Equity (Deficit)

Authorized Capital- In April 2010, the Company’s shareholders approved an amendment to the Company’s articles of incorporation to increase the number of authorized shares from 9,000,000 to 25,666,666 including an increase in the number of authorized shares of common stock from 4,000,000 to 20,666,666. As of December 31, 2010, the authorized capital stock of the Company consists of 20,666,666 shares of voting common stock authorized for issuance with a par value of $0.01 and 5,000,000 shares of undesignated preferred stock which may be issued from time to time in one or more series.  The Company has not issued any preferred stock as of December 31, 2010.

6.                  Noncontrolling Interest

The Series A preferred stock (“Series A Preferred Stock”) of the Company’s  subsidiary, ALS, Inc., is held by deCODE Genetics (“deCODE”) as a result of ALS Inc.’s spin-off from MediChem Life Sciences in January 1999, and MediChem’s subsequent acquisition by deCODE Genetics in March 2002.

As of December 31, 2010, ALS Inc. had 250,000 shares of Series A Cumulative Preferred Stock authorized, issued and outstanding to deCODE.  The Series A Preferred Stock is nonvoting except as to certain matters including the issuance of any class of stock ranking prior to the shares of Series A Preferred Stock, or the merger or consolidation of ALS Inc. if such merger would adversely affect the powers, preferences or rights of the Series A Preferred Stock.  The Series A Preferred stockholder is entitled to receive dividends payable in cash at the rate of 7.0% per annum per share on the amount of liquidation preference of the shares.

Liquidation Preferences- Upon dissolution or winding up of ALS Inc., whether voluntary or involuntary, the holders of the shares of the Series A Preferred Stock are entitled to receive a liquidation preference of $10 per share, plus all accrued and unpaid dividends.

The total liquidation preference values as of December 31, 2010 and 2009 are approximately $4.5 million and $4.3 million respectively, including approximately $2.0 million and $1.8 million of unpaid dividends.  Any determination in the future to pay cash dividends will depend on the Company’s financial condition, capital requirements, result of operations, contractual limitations and other factors deemed relevant by the Board of Directors.

7.                      Incentive Stock Plan

In December 1999, the Company’s Board of Directors and stockholders adopted and approved the Company’s Incentive Compensation Plan (the “Plan”).  The Plan provides for the grant of stock options and the award of restricted stock to selected officers and consultants of the Company.  Options expire 10 years from the date of grant.  The Plan provides for graduated vesting whereby options to purchase 1/36th of the shares granted vest at the end of each month following the date of grant.  Awards of restricted stock are subject to certain terms, conditions, restrictions and limitations as determined by the Board of Directors.  The 1999 plan concluded in 2005 when the final options authorized under the plan were issued.

In April 2005, the Company’s Board of Directors adopted the 2005 Stock Incentive Plan.  The 2005 Stock Incentive Plan permits awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and performance shares.  In addition, the plan provides an opportunity for the deferral of salary and bonuses into restricted stock units and the deferrals of gains or payments due upon the vesting or exercise of awards under the Company’s stock incentive plan.  As of December 31, 2010, only non-qualified stock options have been issued under this plan.

The maximum number of shares of common stock that may be subject to awards under the Company’s incentive plans is 222,870.  Options granted under the 2005 Stock Incentive Plan vest at the discretion of the Board of Directors and expire 10 years from the date of grant.  To date, the vesting term of the options granted under the Plan has ranged from immediate vesting to 3 years.  As of December 31, 2010, all options were granted under the plan.

The compensation cost that has been charged to expense for the Company’s Plans was approximately $293,000, $526,000 and $851,000 for 2010, 2009 and 2008, respectively.  Since the Company records a full valuation allowance against its deferred tax assets, no tax benefit has been recognized related to these share-based compensation charges.

The following schedule details the grants under the Company’s plan for the year ended December 31, 2010.

		Weighted	Weighted
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
Options	Shares	Price	Term	Value
Outstanding at January 1, 2010	112,723	$46.50	7.5	$—

Granted	99,867	$1.59
Exercised	—	$
Expired	—	$
Forfeited	(3,281)	$68.10

Outstanding at December 31, 2010	209,309	$24.60	8.0	$—

Options exercisable at December 31, 2010	102,840	$46.20	6.6	$—

Vested or expected to vest at December 31, 2010	202,026	$25.50	8.0	$—

The weighted-average grant-date fair value of options granted during the years 2010, 2009 and 2008 was approximately $1.50, $16.80 and $5.70, respectively.  The fair value of options vested during the years 2010, 2009 and 2008 was approximately $195,000, $573,000 and $688,000, respectively.  There were no options exercised in 2010.  The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was approximately $14,000 and $21,000, respectively.

As of December 31, 2010, there was approximately $318,000 of total unrecognized compensation cost related to unvested stock options granted under the Plans; that cost is expected to be recognized over a period of 3 years.

Cash received from options exercises under the Plans for the years ended December 31, 2009 and 2008 was approximately $20,100 and $4,100, respectively.  The Company issues new shares of common stock as a result of stock option exercises.  No tax benefits have been recognized in connection with the stock option exercises due to the Company’s net operating losses and full valuation allowance on its deferred tax assets.

The Company estimates the fair value of each option award on the date of grant using a Black-Scholes-Merton model that uses assumptions noted in the table below:

	2010	2009	2008
Expected volatility	120.7%	104.0%	71% - 81%
Weighted-average volatility	120.7%	104.0%	76.5%
Expected dividends	0.0%	0.0%	0.0%
Expected term (in years)	6.0	6.0	6.0 - 6.5
Risk-free rate	1.70%	2.33%	2.79% - 3.34%

The Company’s expected volatility is computed based upon its historical stock price volatility.  The Company’s dividend yield assumption is based on the fact that it has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future.  The Company’s risk-free interest rate assumption is based on yields of US treasury notes in effect at the date of grant. Due to the Company’s limited data on stock option exercises, the expected term of options granted is derived from the average of the vesting period and the term of the option as defined in the Plans, following GAAP for determining the expected term of an option.

8.       Income Taxes

Net deferred tax assets consist primarily of net operating loss (“NOL”) carryforwards.  As of December 31, 2010, the Company had a NOL carryforward for income tax purposes of approximately $108.2 million. In addition, the Company had federal tax credits for increasing research and development expenditures of approximately $2.6 million.  Utilization of the Company’s NOL carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the NOL carryforwards before utilization.  Realization of future tax benefits related to deferred tax assets is dependent on many factors, including the Company’s ability to generate future taxable income in the near term.  The Company establishes a valuation allowance for deferred tax assets in accordance with GAAP when it is more-likely-than-not that the deferred tax asset will not be realized through future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether its net deferred tax assets will be realized and, accordingly, has recorded a full valuation allowance against these assets.

The Company classifies penalty and interest expense related to income tax liabilities as an income tax expense. There are no interest and penalties recognized in the statement of operations or accrued on the balance sheet.

The Company files tax returns in the U.S., and in the state of Illinois.  In 2009, the Company went through an examination for the tax years of 2006 and 2007 by the department of revenue in the state of Illinois.  The audit review resulted in no liability to the Company and an audit closure notice was received.  The tax years 2004 through 2010 remain open to examination by all other major taxing jurisdictions to which the Company is subject.  The Company has not made any cash payments for income taxes since its inception.

The following is a summary of the significant components of the Company’s deferred tax assets as of December 31, 2010 and 2009:

	2010	2009

Deferred tax assets:
Net operating losses	$42,186,203	$38,328,035
Stock based compensation	1,303,037	1,236,255
Depreciation	86,330	91,437
In-process research and development	7,511,021	8,794,221
Other accruals and reserves	1,360,031	361,096
Less valuation allowance	(52,446,622)	(48,811,044)

Deferred tax asset—net	$—	$—

The reconciliation of the federal statutory rate to the Company’s effective tax rate is as follows:

	Years ended December 31,
	2010	2009
Tax provision at the statutory federal rate	34%	34%
State income taxes, net of federal income tax benefit	5%	5%
Valuation allowance	-39%	-39%
Effective tax rate	0%	0%

9.      Employee Benefit Plan

The Company has established a 401(k) plan that covers all employees who meet minimum eligibility requirements.  Eligible persons can defer a portion of their annual compensation into the 401(k) plan subject to certain limitations imposed by the Internal Revenue Code.  Employees’ elective deferrals are immediately vested upon contribution to the 401 (k) plan.  The Company matches employee contributions at a rate of 50% up to 6% of the employee’s annual salary.   Company contributions vest 25% per year after the first year of service has been completed.  Approximately $69,000, $74,000 and $83,000 were recognized as expense in 2010, 2009 and 2008, respectively.

10.     Commitments

Lease Obligations- The Company leases facilities from the BioStart, a wholly-owned subsidiary of Flavin Ventures, which is owned by the Company’s Chief Executive Officer.  The lease, which commenced on October 1, 2009, is for a term of three years and provides the Company with 9,440 square feet of space at an annual rental rate of $10.50 per square foot.  The rental rate increases by 2.5% for the second year and by 3.0% in the final year of the lease term. The lease has a provision allowing the Company to negotiate an amendment to lease additional laboratory and office space should the need arise. Additionally, the Company leases certain equipment under both operating and capital leases.

Minimum annual payments under operating leases and the present value of minimum capital lease payments as of December 31, 2010 are as follows:

	Operating	Capital lease
	Leases	Obligations
Year ending December 31,
2011	111,840	7,177
2012	87,965	7,177
2013	9,480	7,177
2014	2,370	5,121
2015	—	—

Total	$211,655	26,652

Less amount representing interest		5,436
Present value of minimum lease payments		$21,216

Rental expense relating to the lease with BioStart totaled approximately $102,000, $206,000 and $229,000 in 2010, 2009 and 2008, respectively.  Common area maintenance expense totaled approximately $34,000, $43,000 and $40,000 in 2010, 2009 and 2008, respectively.

Employment Contracts- The Company has employment contracts with certain executive officers.  In the event of termination without cause, the contracts provide for severance benefits ranging from 12 to 36 months of salary and benefit continuation.

On February 25, 2011, the Company announced that its Chief Executive Officer informed the Company’s employees that as a measure to help address its liquidity issues, it had implemented a company-wide compensation reduction plan that would reduce salaries of impacted employees by 30%-50%.  Included in this reduction were all of the officers of the Company with whom the Company has entered into employment agreements.

Vendor Contracts- The Company administers its cethromycin program largely under contracts with third parties.  Through December 31, 2010, contracts totaling $47.3 million have been executed related to the cethromycin program, which includes the development, commercialization, regulatory review and pre-launch activities associated with cethromycin as well as anthrax-related studies.  To date the Company has paid $47.1 million under these contracts and the remaining balance of $0.2 million is expected to be paid in 2011.  Subcontractor arrangements in connection with the Defense Threat Reduction Agency (“DTRA”) award grant were approximately $3.0 million over a two-year period which began in August 2008.  The commencement of clinical trials to study ALS-357 as a topical treatment for patients with metastatic melanoma has been delayed and as such the Company has terminated a $0.9 million contract with a university to study ALS-357.  Through December 31, 2010 the Company has paid $0.3 million in other contracts related to the ALS-357 program.

Grant Payable- In April 2005, the Company was awarded a $500,000 grant from the State of Illinois to fund expansion of its corporate headquarters in Woodridge, Illinois.  Under the terms of the grant, the Company is to create 100 full-time jobs at its corporate headquarters between January 31, 2005 and December 31, 2010 (“Grant Period”).  Under the current terms of the agreement, if the Company does not create the specified number of full-time jobs, it is required to repay the grant proceeds on a pro-rata basis of actual jobs created compared to the total defined in the grant within 45 days of the expiration or termination of the agreement.  The entire grant has been spent and therefore the $500,000 has been classified as a current liability as the Company must create and maintain positions created during the Grant Period through December 31, 2010. Through December 31, 2010, four new jobs have been created and retained since the grant was awarded.  In December 2010, the Company submitted a request to the Illinois Department of Commerce to extend the deadline to create 100 full-time jobs to December 31, 2011.  As of March 23, 2011, the Illinois Department of Commerce has not made a determination regarding the request to extend the deadline.

11.     Research and Development Alliances

Abbott Laboratories- In December 2004, the Company entered into an agreement with Abbott Laboratories under which the Company acquired from Abbott a license to certain patent applications, patents and proprietary technology relating to cethromycin. The term of the agreement commenced on December 13, 2004 and continues until the expiration of the last patent licensed under the agreement, unless the agreement is otherwise terminated. The primary patent licensed under the agreement, used by the Company in connection with cethromycin, expires in the U.S. on September 4, 2016, and in most foreign countries or jurisdictions on September 2, 2017, all subject to any term restoration that may be granted for the time necessary for regulatory approval in each respective jurisdiction. Upon the expiration of the license agreement, the Company maintains a non-exclusive, perpetual and irrevocable license to use Abbott’s proprietary technology and other types of information directly related or used in connection with cethromycin and its manufacture into pharmaceutical products without any further payment obligations to Abbott, except for those payment obligations accruing prior to such expiration. The agreement may be terminated by either party on 30 days notice if the other party ceases its business operations or if the other party passes a resolution or a court of competent jurisdiction makes an order for winding up its business. Either party may also terminate the agreement for material breach if not cured within 90 days of notice or if not cured within 30 days of notice if the breach relates to a payment provision. Finally, the Company has the right to sublicense its rights under the agreement at its discretion. Under the terms of the agreement the Company paid $23.0 million to date in license fees and milestones and issued 57,418 shares of its common stock to Abbott.

As previously disclosed in a Form 8-K filed with the SEC on March 30, 2009, the Company alleged in a notice of dispute delivered to Abbott Laboratories that Abbott had breached its obligations under the license agreement for cethromycin entered into between the Company and Abbott on December 13, 2004.  Subsequent to delivering the notice of dispute, the Company initiated arbitration proceedings against Abbott under the alternative dispute resolution provisions of the license agreement.  On September 30, 2009, prior to the completion of arbitration proceedings, the Company and Abbott entered into a binding term sheet in settlement of the dispute.  The binding term sheet provides for certain amendments to the license agreement.  The license agreement was amended to restructure the $30.0 million lump sum milestone payment due from the Company to Abbott upon U.S. regulatory approval of cethromycin, such that $20.0 million is payable within twenty days of U.S. regulatory approval, $5.0 million is payable within 6 months of U.S. regulatory approval and $5.0 million is payable within 12 months of U.S. regulatory approval.  In addition, the license agreement was amended to reduce the royalty due from the Company to Abbott by two percentage points per tier such that the Company will owe Abbott royalty payments of 17% on the first $100.0 million of aggregate net sales of cethromycin, 16% on net sales once aggregate net sales exceed $100.0 million but are less than $200.0 million, and 15% on all net sales once aggregate net sales exceed $200.0 million.  Finally, the terms to pay to Abbott $2.5 million upon cethromycin reaching $200.0 million in aggregate net sales and $5.0 million upon the drug reaching $400.0 million in aggregate net sales was unchanged.

University of Illinois at Chicago- In December 1999, the Company entered into a license agreement with the University of Illinois at Chicago (“UIC”) to license an anti-melanoma compound.  In consideration of the exclusive, world-wide license, the Company paid an upfront license fee of $15,000 upon the execution of the agreement.  The Company is obligated to make up to $135,000 in aggregate milestone payments upon the achievement of certain objectives.  In December 2004, the Company filed an IND with the FDA for the anti-melanoma compound which triggered a $10,000 milestone payment to UIC which was classified as research and development expense.  Under the terms of the agreement, the Company is obligated to reimburse UIC for patent protection costs which totaled approximately $9,000, $18,000 and $54,000 in 2010, 2009 and 2008, respectively.  In addition, the Company must pay royalties equal to 6% of net sales to UIC based on sales of the licensed compound by the Company or its affiliates or sublicensees, as well as a percentage of all other income the Company receives from sublicensees, but in any event, a minimum royalty of $5,000 annually once commercial sales commence.

Baxter International- As part of the Company’s spin-off from MediChem Life Sciences in 1999, it obtained the entire right, title and interest to certain patented inventions relating to ALS-886 that were assigned by Baxter International, Inc. to Dr. Michael T. Flavin. The Company has assumed the obligation of Dr. Flavin to pay Baxter, as a payment for the assignment, 3% of net sales of ALS-886. Further, the Company is also obliged to share with Baxter 50% of the sublicensing fees it collects, other than royalties. In addition, if the Company sells the ongoing business of making, using or selling ALS-886, it is obligated to pay Baxter 50% of the fair market value of the right or license to manufacture, use or sell ALS-886 that is conveyed as part of the sale.

12.     Net Loss Per Share Available to Common Shareholders

Basic loss per share available to common shareholders is computed by dividing net loss available to common shareholders by the number of weighted average common shares outstanding during the reporting period.  Diluted loss per share available to common shareholders is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period.  The computation of diluted shares outstanding for the periods ended December 31, 2010, 2009 and 2008 excludes incremental shares of 3,089,630, 455,795 and 447,180 related to employee stock options and warrants.  These shares are excluded due to their anti-dilutive effect as a result of the Company’s losses for the years ended December 31, 2010, 2009 and 2008.

13.        Unaudited Quarterly Financial Data

Selected quarterly data for 2010 and 2009 is as follows:

	2010
	First	Second	Third	Fourth
Revenue	$479,824	$273,029	$—	$—
Research and development expenses	864,204	753,988	662,278	219,018
Selling, general and administrative expenses	1,341,829	1,293,758	1,167,230	568,254
Impairment charge	—	—	—	2,510,936
Operating loss	(1,726,209)	(1,774,717)	(1,829,508)	(3,298,208)
Net loss available to common shareholders	(2,020,513)	(2,070,671)	(2,056,179)	(3,349,631)
Loss per share available to common shareholders:
Basic and Diluted	$(0.65)	$(0.62)	$(0.34)	$(0.42)

	2009
	First	Second	Third	Fourth
Revenue	$411,485	$706,814	$616,940	$1,057,952
Research and development expenses	934,769	1,309,050	916,241	1,302,221
Selling, general and administrative expenses	1,508,953	1,690,505	2,201,684	921,706
Operating loss	(2,032,237)	(2,292,741)	(2,500,985)	(1,165,975)
Net loss available to common shareholders	(2,326,973)	(2,612,558)	(2,901,996)	(1,496,704)
Loss per share available to common shareholders:
Basic and Diluted	$(1.67)	$(0.81)	$(0.69)	$(0.29)

Earnings per share amounts for each quarter are required to be computed independently and, when summed may not equal the amount computed for the total year.

14.         Reverse Stock Split

On March 17, 2011, the Company’s Board of Directors authorized and approved a 1-for-30 reverse stock split. The Company’s shares began trading on a post-split basis on March 28, 2011, subsequent to the original issuance of the Company’s 2010 financial statements. These 2010 financial statements and notes to the financial statements have been retrospectively adjusted for the effects of the 1-for-30 reverse stock split.  All share information and per-share amounts are presented on a post-split basis.

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Common Stock

PROSPECTUS

April 20, 2011

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.